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04030598

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Imperial Metals Corp

*CURRENT ADDRESS

PROCESSED

JUN 10 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34714 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/8/04

82-34714

CORPORATION



ARIS
12-31-03

003 ANNUAL REPORT

Imperial Metals

Discover Develop Operate


Nak
Huckleberry
Mount Polley
Sterling

Our mission statement
Discover Develop Operate
reflects Imperial's business
objectives and mindset, borne
from a proven track record
in exploration, mine
development and operations.

Table of Contents

2003 Highlights **1** Letter to Shareholders **2** Mount Polley **3** Sterling **5** Nak **6** Huckleberry Mine **7**
Management's Discussion & Analysis **8** Consolidated Financial Statements **20**
Notes to Consolidated Financial Statements **24** Directors & Officers and Corporate Information: inside back cover

Cover photo: Geologist Lee Ferreira taken by Steve Robertson, Imperial's Senior Geologist at Mount Polley Mine

2003 HIGHLIGHTS

- discovery of high grade copper-gold Northeast Zone at Mount Polley
- share price increases from $0.31 to over $7.00
- $12.4 million raised for exploration
- 144 Zone expanded and additional ground acquired at Sterling
- Nak drill program confirms copper mineralization

2003 FINANCIAL HIGHLIGHTS

Revenue	$47.2 million
Cash flow from operating activities	$2.6 million
Cash flow per share from operating activities	$0.12
Net earnings	$3.4 million
Earnings per share	$0.16
Capital expenditures	$5.3 million
Cash and cash equivalents at year-end	$11.2 million



Mount Polley team on the Northeast Zone discovery area; Pierre Lebel-Chairman, Art Frye-Senior Mine Engineer, Patrick McAndless-VP Exploration, Brian Kynoch-President

LETTER TO THE SHAREHOLDERS

We are pleased to report on a year of outstanding achievement at Imperial Metals Corporation.

The year began with the implementation of the plan presented in last year's annual report. With assets realigned, efforts were focused on projects that had the highest potential for generating shareholder value. This strategy paid off. We were rewarded with the Northeast Zone discovery which has been significant not only for our shareholders, but also for the exploration industry in British Columbia.

The mineral wealth discovered at Mount Polley in 2003 together with increases in copper and gold prices had a strong positive impact on Imperial's share price. With renewed investor interest we raised $12.4 million, most of this by way of a bought deal private placement. These funds will allow us to continue expanding on our recent discoveries well into 2004.

In addition to exploration aimed at expanding the Northeast Zone, we also drilled beneath both the Bell and Springer deposits to augment resources contained in these zones. At Springer we have clearly demonstrated the mineralized zone continues to depth. Drill hole SD03-01, a vertical hole at the south end of the zone, intercepted 267 metres grading 0.61% copper and 0.49 g/t gold *below the level of previous drilling*, doubling the known depth of the deposit at this location.

Drilling continues at Mount Polley with three active rigs as we proceed with the search for additional resources in the Northeast, Bell and Springer zones, as well as conducting property wide exploration for new deposits.

Our goals in 2004 are to put Mount Polley back in production and continue finding additional high value mineral resources to turn this mine into a solid cash flow producing asset for years to come.

Imperial is committed to *discovering, developing and operating* base and precious metal mines in North America. The development and operations history of Imperial at the Mount Polley, Huckleberry and Goldstream mines in British Columbia, and the Sterling mine in Nevada, and the Company's successful and ongoing search for new mineral resources at Mount Polley, Sterling, Nak and other projects, highlight Imperial's strengths in exploration, mine development and operations.

We thank our hard working and capable employees for the remarkable results achieved in 2003. We acknowledge the significant contribution and guidance of our Board of Directors and as always, we recognize the loyal and interested support of our shareholders. Together we look forward to completing Imperial's transition to that of a profitable, low cost copper-gold production company.

Pierre Lebel
Chairman

J. Brian Kynoch
President





Exploration and Operations

MOUNT POLLEY

The wholly owned Mount Polley open pit copper-gold mine is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease and mineral claims encompassing approximately 9,000 hectares. The mine was commissioned in 1997 and built at a capital cost of $115 million. With a capacity of 20,000 tonnes of ore per day, it produced 133 million pounds of copper and 370,000 ounces of gold from 27.7 million tonnes of ore mined from the Cariboo and Bell pits before being idled September 2001 due to low metal prices. At that time there remained an estimated 31.9 million tonnes grading 0.36% copper and 0.34 grams per tonne gold in the Bell and as yet unmined Springer deposits for processing upon restart of mine operations.

The Mount Polley deposit was discovered in the mid-1960's by follow-up prospecting of an aeromagnetic anomaly. The deposit occurs in an alkalic intrusive complex featuring a variety of breccias related to monzonitic intrusions along a northerly trending structure within Nicola Group volcanics of late Triassic to early Jurassic age. This fault separates the overall deposit into the Cariboo, Bell, Northeast and Springer deposits, each with distinctive mineralization, alteration and breccia characteristics.

Northeast Zone

In August 2003 a discovery was made while prospecting along a logging road in a previously underexplored area in the northeast section of the Mount Polley property. Subsequent trenching and drilling outlined a deposit of high grade copper, gold and silver. Located 1.5 kilometres northeast of the Bell Pit, the *Northeast Zone* discovery was the exploration highlight of the year for Imperial.

Extensive trenching combined with the results of 52 drill holes totaling 11,742 metres have so far outlined a hydrothermal breccia which makes up the zone for a strike length of 325 metres. Some of the best intercepts drilled at Mount Polley are in the Northeast Zone including WB03-03 which intersected 193.5 metres grading 1.33% copper, 0.44 g/t gold and 10.60 ppm silver. Shorter, higher grade intervals are often present in this zone, an example being WB04-30 which intercepted 25.8 metres at 3.51% copper, 0.96 g/t gold and 26.84 ppm silver.

Preliminary metallurgical test work conducted on the Northeast Zone ore is confirming that metal recoveries will be good. Rougher flotation tests on a sample from the zone have yielded the following:

	Copper	Gold	Silver
Head grade	1.28% Cu	0.51 g/t Au	8.23 g/t Ag
Rougher concentrate grade	7.11% Cu	2.74 g/t Au	44.32 g/t Ag
Metal recovery to rougher concentrate	95.06%	91.86%	91.94%

All previous exploration at Mount Polley was focused on magnetic anomalies. But unlike the Cariboo, Bell and Springer deposits, the Northeast Zone is not magnetic, a finding which has lead to an extensive and ongoing re-evaluation of the entire property with induced polarization (IP) survey technology.


Springer Zone
Bell Zone
Northwest Zone
Completed Cariboo Pit
Mill & Crusher Site



Modern core logging facility at Mount Polley

Springer Zone

Ongoing deep drilling at the Springer Zone has confirmed the presence of a significant body of copper-gold mineralization beneath the reserve outlined by previous drilling. Evidence that mineralization persisted at depth was revealed by the first hole in this program, SD03-01 which was drilled vertically, intersecting 267 metres grading 0.61% copper and 0.49 g/t gold *below the previously known mineralization.*

The Springer Zone is fully permitted for mining and is expected to provide long term millfeed upon completion of mining at the Bell and Northeast zones.

Near surface copper mineralization at Springer is highly oxidized and cannot be processed by conventional sulphide flotation methods. Testing of an innovative method to recover copper from this oxidized material continues. In the third of successively larger tests, four 20 foot high columns installed in the mill building are successfully recovering copper from high oxide Springer Zone mineralization. The results of this testing will be incorporated into a pre-feasibility study of this process expected to be completed this summer.

IP coverage over the Northeast Zone and along the eastern flank of the property correlates well to the mineralization in the Northeast Zone. Other IP anomalies have opened up the potential for similar mineralization as well as possible extensions to the mineralization in the Northeast Zone.

In March 2004 an updated reserve estimate, mining plan, and an application for a permit amendment to include mining of the Northeast Zone were initiated. The mining plan is scheduled to be completed in the second quarter of 2004 and will provide the basis for the re-opening of Mount Polley mine.

With grades of about 1% sulphide copper, together with significant gold and silver values, we expect the Northeast Zone will soon transform Mount Polley into a highly profitable low cost copper, gold and silver producer.

Bell Zone

The Bell deposit is fully permitted for mining and will likely be the first zone mined upon a restart of operations while final preparation and permitting are completed for mining the Northeast Zone.

Upon suspension of mining in September 2001 the remaining probable reserves in the Bell Zone were estimated at 5.16 million tonnes grading 0.311% copper and 0.338 g/t gold, representing approximately nine months of millfeed. Results from a recently completed a 30 hole drill program totaling 5,981 metres confirmed the presence of a higher grade zone in this deposit and extended the zone to depth. An updated reserve estimate and mining plan are in preparation.



Test columns for oxide copper leaching

Exploration

STERLING

Imperial's wholly owned Sterling property is located near Beatty, Nevada, 115 miles northwest of Las Vegas. Sterling operated both as an underground and open pit mine commencing in 1980, and through 2000 produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 ounces per ton gold (oz/t) (7.44 grams per tonne (g/t)). The Sterling project claims and mine site cover approximately 3,700 acres (approximately 1,500 hectares). The claims are subject to a 2.25% Net Smelter Return.

Imperial initiated an exploration program in 2000 involving regional geochemical sampling and gravity geophysics aimed at finding gold anomalies or prospective stratigraphy worthy of follow up drill testing. In 2001 the discovery of a deep, high grade gold zone, in a setting which exhibits many of the hallmarks of the structurally controlled Carlin type deposits, represented a totally new setting for gold deposition on this property.

Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet grading 0.044 oz/t (69 metres grading 1.51 g/t). Hole 01-7A returned grades of 0.15 oz/t gold over 110 feet including 0.25 oz/t gold over 30 feet (5.14 g/t over 33.5 metres including 0.57 g/t over 9.14 metres). A follow up hole 01-9 returned 0.57 oz/t gold over 45 feet including 1.0 oz/t gold over 20 feet (19.54 g/t over 13.5 metres including 34.29 g/t over 6.1 metres). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 700 feet (213 metres) below surface and some 300 feet (91 metres) below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program further tested the target area. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 Zone. Results were used to focus exploration efforts aimed at expanding the 144 Zone and discovering additional zones of the same type.

In 2003, 30 holes totaling 9,000 feet (2,743 metres) were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 500 feet by 750 feet (152 metres by 228 metres).

Exploration highlights included hole 03-24 which intersected 139 feet grading 0.26 oz/t gold (42.4 metres grading 9.06 g/t), which included an 83 foot section grading 0.39 oz/t (25.3 metres grading13.36 g/t). Hole 03-28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t (13.7 metres grading 8.72 g/t including a 6.1 metre section grading 17.14 g/t). High grade intercepts were also encountered in hole 03-41 which intersected 30 feet grading 0.12 oz/t including 10 feet grading 0.22 oz/t (9.1 metres grading 4.28 g/t including 3.0 metres grading 7.66 g/t) and in hole 03-52 which intersected 65 feet grading 0.10 oz/t including 10 feet grading 0.23 oz/t (19.8 metres grading 3.39 g/t including 3.0 metres grading 8.03 g/t).

Also in 2003, an additional 29 claims were acquired under lease to secure the potential northerly extension of the 144 Zone gold bearing structure. Planning and permitting of an underground exploration program are underway. This program will include a 3,840 foot (1,170 metre) ramp down to the 144 Zone followed by 20,000 feet (6,098 metres) of definition and exploration drilling.



Diamond drilling on the 144 Zone

Exploration

NAK

Imperial staked the Nak property in 2002. The property is located approximately 75 kilometres southeast of Atlin in northwest British Columbia. Nak lies adjacent to the Joss'alun showing, covering the on-strike extension of favourable stratigraphy hosting high grade copper mineralization. Additional claims were subsequently added to the Nak property package under option from Copper Ridge Explorations Inc. and Tenajon Resources Corp.

A geophysical (Max-Min) study was completed in early 2003 and identified areas of potential buried massive sulphide horizons. During the summer months, geologic mapping, prospecting and soil geochemistry were undertaken resulting in the discovery of the BOR showing.

BOR is located 2.3 kilometres to the northwest of the Joss'alun and Box Lake showings, approximately 2.0 kilometres to the east southeast of Joss'alun. Several smaller copper showings were identified along the corridor stretching between the two larger showings. Grab samples at BOR returned grades ranging up to 5.11% copper. Gabbro hosting the BOR mineralization lies immediately adjacent to the volcanic package which hosts the bulk of the copper mineralization discovered to date. Future exploration of the BOR will investigate the possibility that it is feeder style copper mineralization related to the overlying showings.

The Box Lake discovery lies within the same mafic volcanic unit that contains the Joss'alun mineralization. Most copper sulphides at Box Lake have only been observed in float as the cliff forming volcanics are not easily accessed. One grab sample from outcrop returned a grade of 1.45% copper. Further work will be completed in the Box Lake area before making a decision on drilling this zone.

Early in 2004 Imperial relinquished its option on the Copper Ridge and Tenajon claims. Termination of the option reduced the size of Imperial's Nak land package from 62 units (1,550 hectares) to 48 units (1,200 hectares).

The volcanic stratigraphy at Nak has good potential for hosting a viable massive sulphide deposit. Exploration on a number of untested targets will continue in future programs.



Contract prospector, Craig Lynes

Operations

HUCKLEBERRY MINE

Imperial holds a 50% interest in the Huckleberry copper/molybdenum open pit mine located approximately 123 kilometres southwest of Houston, British Columbia. The mine was commissioned in 1997 and built at a capital cost of approximately $142 million. Huckleberry has a processing capacity of 21,000 tonnes of ore per day.

Production statistics for 2002/2003 representing 100% of the mine production, 50% of which is allocable to Imperial, are as follows:

	For the Years Ended	
	Dec 31/03	Dec 31/02
Ore milled (tonnes)	6,999,077	7,421,715
Ore milled per calendar day (tonnes)	19,176	20,334
Ore milled per operating day (tonnes)	20,771	21,689
Grade (%) – Copper	0.542	0.534
Grade (%) – Molybdenum	0.012	0.014
Recovery (%) – Copper	86.48	88.38
Recovery (%) – Molybdenum	17.61	47.54
Copper produced (lbs)	72,269,310	77,233,795
Molybdenum produced (lbs)	316,890	1,118,696

Probable reserves at December 31, 2003, prepared under the supervision of Kent Christensen, P.Eng., an employee of Huckleberry designated as a Qualified Person, are as follows:

Cut Off	0.26% Cu
Ore	25,018,000 tonnes
Copper	0.507% Cu
Molybdenum	0.014% Mo
Gold	0.059 g/t
Silver	2.969 g/t
Strip Ratio	0.37

An exploration budget of up to $1.3 million has been approved for 2004. The work will be aimed at extending the mine life beyond the currently estimated 3.5 years. The program will include ten drill holes on the northeast side of the property and six drill holes on the northwest. If successful, additional drilling will be carried out.

In December 2003 the management of Huckleberry was transferred to Huckleberry Mines Ltd., the joint venture company in which Imperial retains its a 50% equity ownership. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving Imperial's balance sheet. Imperial continues to have significant influence on Huckleberry acting in an advisory capacity on mine operations.



Huckleberry Mine

Overview

The Company began the year 2003 focused on selective mineral exploration targets while maintaining its key mining asset, the Mount Polley mine, on standby pending a recovery in metals prices. The discovery of a new zone at Mount Polley and the rapid rise in the price of copper and gold during the latter half of 2003 provided ideal conditions for the Company to access equity markets to finance its exploration and property development activities. The restructuring of the management of Huckleberry Mines Ltd. ("Huckleberry") on December 1, 2003, whereby the Company ceased to be the operator of the Huckleberry mine, provided management the opportunity to concentrate its efforts on the significant exploration opportunities identified at Mount Polley during the year.

The change in basis of accounting for Huckleberry, from proportionate consolidation basis to equity basis, resulted in a substantial improvement in the Company's Balance Sheet due to the high debt load carried by Huckleberry. All of the assets and liabilities of Huckleberry previously recorded on a line by line basis were removed from Imperial's consolidated balance sheet. Instead, the balance sheet at December 31, 2003 records the Company's investment in Huckleberry as a single line item under Share of Deficit and Advances to Huckleberry. The statement of income for the year 2003 includes eleven months of Huckleberry on the proportionate consolidation basis and one month on the equity basis.

At December 31, 2003 the financial position of the Company was healthy with $11.0 million in working capital, including $11.0 million in cash, resulting from the $10.0 million private placement bought deal financing completed in early December 2003. The Company is investing these funds in exploration and preparing the Mount Polley mine for resumption of operations. The Company is also actively assessing other opportunities for growth through exploration and development.

Selected Annual Financial Information	**Year Ended December 31, 2003**	**Year Ended December 31, 2002**	**Year Ended December 31, 2001** *Proforma (Note)*
Total Revenues	$ 47,170,785	$ 47,238,743	$ 111,153,748
Net Income (Loss)	$ 3,375,550	$ (22,968,083)	$ (20,240,573)
Net Income (Loss) per share	$ 0.16	$ (1.46)	$ (2.51)
Diluted Income (Loss) per share	$ 0.16	$ (1.46)	$ (2.51)
Working Capital (Deficiency)	$ 11,036,075	$ (31,585,636)	$ (28,585,913)
Total Assets	$ 25,292,236	$ 72,017,155	$ 92,256,697
Total Long Term Debt (including current portion of long term debt)	$ 5,891,809	$ 79,705,614	$ 80,544,403
Cash dividends declared per common share	$ 0.00	$ 0.00	$ 0.00

Note: Proforma amounts are based on the historical financial information of the mining business formerly part of IEI Energy Inc. prior to its acquisition by the Company effective January 1, 2002.

The reporting currency of the Company is the Canadian Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of March 31, 2004. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Developments During 2003

Exploration and General

The Company maintains a balanced approach to exploration and development of its mineral projects. The Company started the year 2003 with the $1.2 million cash received from the sale of the Silvertip project in 2002 and raised a net total of $12.0 million from three financings.

A portion of these funds were used for exploration at Sterling from the $1.3 million rights offering completed in February 2003. Exploration results were positive with further drilling planned for 2004 and early 2005 including US$2.0 million budgeted for a decline ramp to access the 144 Zone discovery.

Funding from a $1.5 million flow through share issue in early August initiated a significant exploration program to expand the resources at the Mount Polley mine and to test targets at the Nak property in northern British Columbia. Drilling at the Mount Polley property in central British Columbia provided very encouraging results, including discovery of a new zone, resulting in a greatly expanded drilling program in 2004. Exploration results from the Nak property were not sufficiently encouraging to maintain the claims under option however the Company is reviewing plans for further work in the 2004 field season on its 100% owned claims.

In December the Company completed a $10.0 million bought deal private placement financing to continue the exploration at Mount Polley and Sterling and for general working capital purposes.

With the change in basis of accounting for Huckleberry the Company's revenues and expenses will be reduced significantly. Until the Company's mineral properties become revenue producers, property holding and other operating and administration costs are expected to exceed revenues. The Company will also record its 50% share of equity income from Huckleberry which, depending on the copper price and the US/Cdn Dollar exchange rate, will be a significant determinant of income. The strengthening of the Cdn Dollar against the US Dollar during 2003 has reduced the cost of repaying the long term debt due by Huckleberry. However, the decline in the exchange rate has detrimentally affected Huckleberry's revenues and operating margin and negated a portion of the recent improvement in the price of copper.

Further studies on the Mount Polley mine oxide material during 2003 provided further encouragement to proceed with larger scale testing of new heap leach technology to improve copper recoveries. The results of this larger scale test work and other prefeasibility studies are important factors to consider in the reopening of the Mount Polley mine. The Company has budgeted $0.3 million for these studies for the year 2004.

Huckleberry Mines Ltd.

The net income of the Company is primarily dependent on the results of Huckleberry, the Company's 50% equity accounted operating mine. Note 12 to the consolidated financial statements of the Company discloses the impact of Huckleberry on the financial position and results of operations of Imperial. Although the Company owns 50% of Huckleberry all the debt and other obligations of Huckleberry are non recourse to Imperial with Imperial's financial exposure limited to its $2.5 million loan to Huckleberry.

At the end of 2002 it was estimated that Huckleberry would have a mine life that would end in late 2007. During the year 2003 Huckleberry's mine life was further reduced and is now expected to end in early 2007 or about 10 to 12 months sooner.

Huckleberry continues to face challenges in generating sufficient cash flow to meet loan interest and principal payments of approximately $87.0 million due on June 30, 2004 based on exchange rates and interest rates at December 31, 2003. The lenders have been extending the due date of these loans since January 1, 2002. During the extended period of low copper prices since startup of the mine in 1997 Huckleberry was not able to meet scheduled loan payments on its construction loans. Although the recent increase in copper prices is having a positive impact on cash flow, the accumulated debt payment obligations and compound interest on overdue loans will take time to rectify.

Huckleberry was not able to complete a restructuring of its loan payment schedule in 2003 and continues to discuss a revised payment schedule with its lenders. The outcome of these negotiations continues to be uncertain and could result in Imperial losing its interest in Huckleberry. The ongoing operations of the Company would not be materially affected if Imperial lost its 50% interest in Huckleberry. Note 4 to the consolidated financial statements of the Company provides further information on the financial position of Huckleberry.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

The Company explores for and produces base and precious metals. Exploration and development prospects for these metals are affected by their price, with copper and gold prices being of primary importance to the Company. Exploration and development requires significant amounts of capital and even if the funds were available, the outcome is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices and economic conditions, may change, affecting the viability of the project. The Company has expertise in managing these risks and will conduct its exploration and development activities to maximize returns for its shareholders.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US Dollars and therefore the US/Cdn Dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry is denominated in US Dollars and this affects the interest paid in Cdn Dollars as well as the ultimate repayment amount of the debt. Huckleberry interest expense is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. Operating risks include accuracy of mining plans, ore grade, milling and recovery issues and others. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates from time to time.

Critical Accounting Policies

The critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements include the following:

(a) Mineral Properties

Producing mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. All costs related to acquisition, exploration and development of mineral exploration properties are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves excluding certain assets which are depreciated on a straight line basis over periods ranging from three to ten years.

The Company evaluates the carrying value of its mineral properties on a regular basis using various methods depending on the state of development of the property. If it is determined that the anticipated fair value based on future cash flows from its mineral properties or other measurement are less than the carrying value based on information and conditions at the date of assessment, then a writedown to the estimated fair value is made.

(b) Depreciation, Depletion and Amortization

Described in (a) above are the methods and rates used by the Company to determine the depreciation, depletion and amortization of its producing mineral properties. The majority of capitalized costs are depreciated, depleted or amortized on a unit-of-production basis. This method relies on management's estimate of the ultimate amount of recoverable reserves, an amount that is dependant on a number of factors including the extent and grade of the ore, commodity prices, capital, mining, processing and reclamation costs, and success of exploration activities identifying additional mineral reserves.

(c) Future Site Reclamation Costs

Management's estimate of the costs for reclamation of producing mineral properties are accrued and charged to operations over commercial production based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing mineral properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated. The Company's activities are governed by various laws and regulations for protection of the environment. Generally, these laws and regulations are continually changing and becoming more restrictive and the Company must comply with these changes.

Changes in Accounting Policies

The Company will be adopting a number of new accounting standards in 2004 that will impact its financial results. These include:

(a) Future Site Reclamation Costs

New accounting recommendations from the Canadian Institute of Chartered Accountants for future site reclamation costs will be adopted by the Company effective January 1, 2004. Prior to January 1, 2004 future site reclamation costs were accrued and charged to operations over the estimated life of each mine. The new accounting recommendation requires that the Company initially recognize the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability will be increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the future site reclamation cost liability will also be made in each period for changes in the estimated amount, timing and cost of the work to be carried out.

The Company has determined that the adoption of this new standard will primarily affect the income from its 50% accounted for equity affiliate, Huckleberry. Huckleberry has not yet determined the impact of this new standard and therefore the Company cannot reasonably estimate the effect at this time. The future site reclamation costs recorded on the Company's balance sheet at December 31, 2003 are for the Mount Polley and the Sterling properties. Management believes that the amounts shown are a reasonable estimate of the ultimate cost of the expenditures to be incurred to complete the site reclamation work.

(b) Share Based Compensation

The Company will adopt the new recommendations of the Canadian Institute of Chartered Accountants for share based compensation effective January 1, 2004. The Company's reporting has been in accordance with the new recommendations except that the Company has only been providing the information in a note to its financial statements (Note 9) and not recording the effects in its consolidated financial statements. The new recommendation requires that the fair value of the options at the date of grant be accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company will adopt this new recommendation on January 1, 2004 on a retroactive basis without restatement whereby the Company will record a charge of $175,455 to deficit for accumulated share based compensation costs to December 31, 2003 with an offsetting increase in contributed surplus.

(c) Hedging Relationships

The Canadian Institute of Chartered Accountants has issued new accounting recommendations for the treatment of certain derivative financial instruments which establishes new criteria for hedge accounting. These must be applied effective January 1, 2004. The new guideline requires the Company to document hedging transactions and explicitly demonstrate the effectiveness of the hedges in order to qualify for certain accounting treatment for hedges utilizing financial derivatives. Derivative financial instruments that do not qualify for hedge accounting are required to be marked to market each period with changes in the fair value of the derivative instruments recorded in operations as unrealized gains or losses.

The Company has determined that the adoption of this new accounting standard will primarily affect the income from its 50% accounted for equity affiliate, Huckleberry. Huckleberry has not yet determined the impact of this new standard and therefore the Company cannot reasonably estimate the effect at this time. The Company, exclusive of Huckleberry, does not have any financial derivatives at this time however this may change depending on management's plans for the future, specifically, the possible reopening of the Mount Polley mine. Prior to entering into any financial derivatives the Company will review the new accounting standard and consider whether it should be adopted.

Results of Operations for the Year 2003 Compared to the Year 2002

This review of the results of operations should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2003.

Financial Results

Overview

Operating revenues were the same in both years at $47.2 million even though the year 2003 only included eleven months of revenue for the Huckleberry mine in 2003 due to the change in basis of accounting effective December 1, 2003. Consolidated revenues reported by the Company from Huckleberry would have been approximately $6.4 million higher if Huckleberry had been consolidated for the full year 2003.

In the year ended December 31, 2003 Imperial recorded net income of $3.4 million ($0.16 per share) compared to a net loss of $23.0 million ($1.46 per share) in the prior year, owing primarily to the income from foreign exchange rate movements on Huckleberry debt and lower mineral property writedowns.

The financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income, including equity income, totaled $5.8 million in 2003 compared to a loss of $16.2 million in 2002. The 2003 income from Huckleberry included a $11.3 million foreign exchange gain on long term debt. Mineral exploration property writedowns totaled $1.5 million in 2003 compared to $4.8 million in 2002. The balance of expenses included in earnings for the year were comprised of holding costs for properties on care and maintenance and corporate administration costs, net of other revenues.

The Company, exclusive of equity income from Huckleberry, does not expect to return to profitable operations in 2004 as the Company has property holding and general and administration costs in excess of its revenues.

Imperial expects to record $3.6 million in equity losses from Huckleberry Mines Ltd. during 2004 based on a copper price of US$1.20 per pound, a US/Cdn Dollar exchange rate of $1.30 and the current mine plan for the Huckleberry mine. Imperial's share of equity income from Huckleberry for the year 2004 would change for key indicators as follows:

If the Copper price changes by US$0.01 per pound	$ 370,000
If the Gold price changes by US$10 per ounce	$ 59,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$ 519,000
If the LIBOR rate changes by 1%	$ 538,000
If the Bank Prime Rate changes by 1%	$ 148,000

The financial future of Huckleberry is at the discretion of its lenders who continue to work with Huckleberry and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues remained steady at $46.5 million in 2003 compared to $46.6 million in the prior year. The average price of copper in Cdn Dollars realized from the Huckleberry mine was slightly lower in the eleven months ended November 30, 2003 when compared to the full year 2002. Gains made in the copper price in US Dollars were substantially reduced by unfavourable US/Cdn exchange rate movements. After deduction of mineral production, treatment and transportation costs but before financing charges, depletion and depreciation, the contribution margin from Imperial's mining operations was $1.9 million in both the year 2003 and the year 2002. Higher copper prices in the eleven months ended November 30, 2003 compared to the prior year were offset by a number of factors including the higher net costs associated with maintaining mines on standby and increased operating costs at the Huckleberry mine. Huckleberry realized a $1.1 million gain from foreign exchange currency hedges in 2003 compared to a slight loss in 2002, resulting in an overall improvement in the contribution margin from mining activities for the year 2003.

Interest Expense

Interest expense on long term debt decreased to $2.9 million in 2003 from $3.3 million in 2002. Interest costs on long term debt were lower in 2003 due to lower interest rates in 2003 on Huckleberry mine debt. Interest expense on short term debt decreased as a result of lower average levels of short term debt.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US Dollar denominated long term debt of Huckleberry resulted in a gain of $11.3 million in the year 2003 compared to $0.5 million in the prior year as the Cdn Dollar strengthened significantly against the US Dollar.

Writedown of Mineral Exploration Properties

The Company evaluates the carrying value of its mineral exploration property holdings on a regular basis. In 2003 the Company recorded a writedown of $1.5 million on an exploration property to reflect market conditions for the underlying product to be produced from this property. During 2002 the Company wrote down the carrying value of one of its exploration properties by $4.8 million to adjust the carrying value to market conditions. In late 2002 the Company sold the exploration property for proceeds of $1.8 million.

Writedown of Mining Property, Plant and Equipment

The Company also regularly evaluates the carrying value of its producing property, plant and equipment. At December 31, 2002 the weakness in the price of copper, uncertainty regarding the timing of a marked increase in the price of copper and the trend in the appreciation of the Cdn Dollar versus the US Dollar, impacted the future mining plans at the Huckleberry mine, resulting in a shortening of the expected life of the Huckleberry mine. These estimates showed that the Huckleberry mine was expected to close in the latter part of 2007 if no new sources of ore are found. As a result of these factors the recorded value of the Huckleberry mine had a carrying value in excess of its expected recoverable amount as at December 31, 2002, requiring the Company to record an $8.4 million writedown in the year 2002 to reduce the carrying value to the recoverable value.

Taxes

In both 2003 and 2002 the effective tax recovery rate was significantly less than the expected tax rate of 37.6% in 2003 and 39.6% in 2002 due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards as well as the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded net income of $3.4 million in 2003 compared to a net loss of $23.0 million in 2002. Cash flow from operations improved to $2.6 million in 2003 from $1.0 million in the prior year primarily on the improved contribution from the Huckleberry mine and reduction of costs in certain areas.

Working Capital

Working capital at December 31, 2003 was greatly improved at $11.0 million from the working capital deficiency of $31.6 million in the prior year. The working capital deficit at December 31, 2002 included current portion of long term debt of Huckleberry totaling $37.8 million. The improvement in the working capital position of the Company was primarily the result of the deconsolidation of Huckleberry and the bought deal private placement financing completed in December 2003 that netted the treasury $9.3 million.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures totaled $4.2 million in 2003 versus $3.2 million in 2002. The expenditures in 2003 were primarily for Huckleberry mine ongoing capital projects totaling $4.0 million compared to $3.2 million in 2002. Since Huckleberry is no longer consolidated with the accounts of the Company and until the decision is made to restart operations at the Mount Polley mine, capital expenditures on mining property, plant and equipment is expected to be minimal.

Exploration expenditures were $2.5 million in 2003 compared to $0.6 million in 2002. Increased expenditures in 2003 were primarily to expand on the discovery at Mount Polley. Expenditures in 2002 were primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the year 2004 is expected to be in excess of $7.0 million, with $5.0 million budgeted for exploration and development work at Mount Polley, $2.0 million for a decline ramp at Sterling and the balance for Nak and other exploration properties.

During 2003 the Company continued to reduce its holdings of projects it does not consider key to its future. In February 2003 the Company sold the Similco mine which ceased operations in 1996. Certain property, plant and equipment and real estate assets associated with the Similco mine were retained by the Company for use in its other mining operations or future sale, significantly increasing the cash expected to be realized from the sale of the Similco mine. During the year 2002 the Company sold the Goldstream mine which had been on care and maintenance since 1996.

Proceeds from the sale of Similco and surplus mine equipment assets totaled $1.6 million in 2003. Proceeds from the sale of the Goldstream mine and mineral properties and mining equipment other than the Silvertip project totaled $1.5 million in 2002.

Debt and Other Obligations

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested. Payments on the current portion of long term debt, all due by Huckleberry, was nil during the year 2003 compared to $0.6 million during the year ended December 31, 2002.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is more in the nature of a capped royalty on operations. This debt is non recourse to Imperial.

In 2003 the Company improved its working capital by securitizing certain assets at the Mount Polley mine thereby releasing $1.4 million of cash from future site reclamation deposits to pay $1.4 million in overdue property taxes for the Mount Polley mine. These unpaid property taxes were acquired by the Company as part of the restructuring that created the Company in 2002.

The Company has the following contractual obligations as of December 31, 2003:

	2004	2005	2006	2007	2008	2009 +	Total
Long term debt	(1)	(1)	(1)	(1)	(1)	(1)	(1)
Capital leases	-	-	-	-	-	-	-
Operating leases	$ 112,000	$ 102,000	$ 94,000	$ 78,000	-	-	$ 386,000
Capital expenditures	-	-	-	-	-	-	-
Mineral properties [2]	$ 51,000	$ 47,000	$ 71,000	$ 57,000	$ 90,000	$ 93,000	$ 409,000
Total [3]	$ 163,000	$ 149,000	$ 165,000	$ 135,000	$ 90,000	$ 93,000	$ 795,000

(1) *Payment dates of total long term debt of $6.3 million is not determinable as it is dependent on if the Mount Polley mine and mill are in operation.*

(2) *Mineral property commitments are payments required to keep the claims or option agreements in good standing. Total for 2009 is for year 2009 requirements only.*

(3) *Excluding long term debt.*

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and equity financings, when appropriate.

Selected Quarterly Financial Information

2003	Three Months Ended March 31	June 30	September 30	December 31
Total Revenues [1]	$ 13,376,342	$ 10,870,260	$ 13,338,499	$ 9,585,684
Foreign exchange gain (loss) on debt [2]	$ 4,403,428	$ 4,712,718	$ 72,122	$ 2,355,946
Writedown of mineral properties	-	-	$ (1,525,937)	-
Equity Income from Huckleberry	-	-	-	$ 1,016,986
Net Income (Loss)	$ 938,838	$ 1,730,943	$ (2,736,229)	$ 3,441,998
Net Income (Loss) per share	$ 0.05	$ 0.09	$ (0.13)	$ 0.15
Diluted Income (Loss) per share	$ 0.05	$ 0.09	$ (0.13)	$ 0.14
Cash Flow [3]	$ (576,280)	$ (24,170)	$ 1,755,349	$ 1,405,599
Cash Flow per share [3] [4]	$ (0.03)	$ 0.00	$ 0.08	$ 0.06
Average LME cash settlement copper price/lb in US$	$ 0.755	$ 0.744	$ 0.795	$ 0.934
Average US/Cdn $ exchange rate	1.510	1.398	1.380	1.316
Period end US/Cdn $ exchange rate	1.469	1.355	1.350	1.292

(1) *Total revenues for the three months ended December 31 include only two months of revenue from Huckleberry due to the change in basis for accounting for Huckleberry effective December 1, 2003.*

(2) *In order to provide the reader with a better understanding of the effect of changes in the US/Cdn Dollar on the net income of the Company, foreign exchange gain (loss) on debt shown above includes the amounts from Huckleberry recorded on both the proportionate consolidation basis to November 30 and on the equity basis for the month of December.*

(3) *Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.*

(4) *The sum of the quarterly Cash Flow per share does not equal the annual total due to timing of share issuances during the year.*

2002	Three Months Ended March 31	June 30	September 30	December 31
Total Revenues	$ 13,378,186	$ 13,049,027	$ 11,806,455	$ 9,005,075
Foreign exchange gain (loss) on debt	$ (35,043)	$ 2,918,308	$ (2,630,002)	$ 241,822
Writedown of mineral properties	-	-	$ (5,053,885)	$ (8,116,629)
Net Income (Loss)	$ (2,748,485)	$ 374,074	$(10,121,168)	$(10,472,504)
Net Income (Loss) per share	$ (0.17)	$ 0.02	$ (0.64)	$ (0.67)
Diluted Income (Loss) per share	$ (0.17)	$ 0.02	$ (0.64)	$ (0.67)
Cash Flow [3]	$ 9,100	$ (447,702)	$ 585,764	$ 888,859
Cash Flow per share [3]	$ 0.00	$ (0.03)	$ 0.04	$ 0.06
Average LME cash settlement copper price/lb in US$	$ 0.706	$ 0.731	$ 0.688	$ 0.705
Average US/Cdn $ exchange rate	1.594	1.554	1.563	1.570
Period end US/Cdn $ exchange rate	1.587	1.519	1.586	1.580

Fourth Quarter Results

Net income was $3.4 million in the fourth quarter of 2003 ($0.15 per share) compared to a loss of $10.5 million in the prior years quarter ($0.67 per share). The improvement in the 2003 quarter was the result of improved operating margins at Huckleberry led by higher copper prices, a large foreign exchange gain on US Dollar denominated debt due to the strengthening Cdn Dollar and the absence of a writedown in mineral properties. The 2002 period loss included an $8.1 million writedown of mineral properties. Cash flow for the December quarter increased from $0.9 million in 2002 to $1.4 million in 2003 as a result of improved operating income from Huckleberry even though the 2003 quarter only included two months of Huckleberry on the proportionate consolidation basis compared to three months in the 2002 quarter. Cash flow for the Company is not affected as a result of reporting income from Huckleberry on the equity basis.

Related Party Transactions

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions and disclosed in Note 12 to the consolidated financial statements.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial. Effective December 1, 2003 Imperial receives consulting fees for its services pursuant to a new consulting agreement, however there is no obligation to provide any staff, as mine operations are now managed totally by Huckleberry.

The Company has a $2.5 million loan receivable from Huckleberry originating from the 1999 financial restructuring of Huckleberry. At December 31, 2003 all interest due on the loan had been paid. Future payments of interest and principal are based on the cash flow of Huckleberry.

During 2002 and 2003 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. During 2003 and 2004 Huckleberry acquired mobile mining equipment to replace the equipment rented from the Company and therefore rentals will cease in early 2004. Rental revenue earned by the Company from Huckleberry was $0.7 million in 2003 and $1.4 million in 2002. These transactions, net of eliminations on consolidation, are included in the amounts reported in Notes 12 and 13 to the consolidated financial statements.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

As of April 8, 2004 the Company had 25,618,889 common shares outstanding. On a diluted basis the Company had 27,761,264 common shares outstanding.

Outlook

For the year 2004 the Company is focused on the goal of identifying the extent of the new discovery at Mount Polley with a view to restarting operations. The Company has committed a minimum of $8.2 million in funding for drilling, exploration and other pre-development expenditures to achieve this objective. Additional staff have been employed to undertake the work required to obtain permits and bring this new zone into production.

In addition to this major objective for 2004 the Company will also follow up on the discovery made at Sterling with a US$2.0 million budget that includes an underground ramp to access the area of the new discovery and further surface and underground drilling to test the extent of the mineralization. This work is to commence in mid 2004 and is expected to take about 12-16 months to complete.

In early 2004 Huckleberry approved a budget of $0.5 million to explore for additional ore near the existing Huckleberry mine in an effort to extend the mine life beyond early 2007.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. In March 2004 the Company optioned an exploration property in northern British Columbia on which it plans to spend a portion of the $0.3 million budget to drill test prospective targets.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. These consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. Where necessary, management has made informed judgments and estimates of the outcome of events and transactions. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records properly maintained to provide reliable information for preparation of financial statements. Deloitte & Touche LLP, an independent firm of Chartered Accountants, has been engaged, as approved by a vote of the shareholders at the Company's most recent Annual General Meeting, to examine the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion. Their report is presented with the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee, which is comprised of a majority of non management Directors, meets with management and the external auditors to satisfy itself that management responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

J. Brian Kynoch President	Andre Deepwell Chief Financial Officer

April 6, 2004

AUDITORS' REPORT

To the Shareholders of Imperial Metals Corporation

We have audited the consolidated balance sheets of Imperial Metals Corporation as at December 31, 2003 and 2002 and the consolidated statements of income and deficit and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
April 6, 2004

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 11,188,135	$ 2,591,585
Marketable securities [Market value – $561,454 (2002 - $1,538,705)]	358,754	1,056,152
Accounts receivable	529,940	2,481,264
Inventory (Note 5)	9,352	8,002,762
	12,086,181	14,131,763
Mineral Properties (Note 6)	10,954,868	49,140,467
Future Site Reclamation Deposits	2,106,561	7,352,584
Other Assets (Note 7)	144,626	1,392,341
	$ 25,292,236	$ 72,017,155
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 1,050,106	$ 7,920,064
Current portion of limited recourse long term debt (Note 8)	-	37,797,335
	1,050,106	45,717,399
Limited Recourse Long Term Debt and Accrued Interest (Note 8)	5,891,809	41,908,279
Future Site Reclamation Costs	3,607,988	8,646,811
Share of Deficit and Advances to Huckleberry Mines Ltd. (Note 4)	23,949,840	-
	34,499,743	96,272,489
CAPITAL DEFICIENCY		
Share Capital (Note 9)	14,427,459	2,755,182
Deficit	(23,634,966)	(27,010,516)
	(9,207,507)	(24,255,334)
	$ 25,292,236	$ 72,017,155

Approved by the Board:

Larry G.J. Moeller
Director

J. Brian Kynoch
Director

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Mineral, net of royalties	$ 46,513,146	$ 46,603,195
Other	657,639	635,548
	47,170,785	47,238,743
EXPENSES		
Mineral production, treatment and transportation	44,676,939	44,653,877
Depletion, depreciation and amortization	8,487,760	8,658,453
Administration	932,410	933,268
Capital taxes	247	47,007
Interest on long term debt	2,861,024	3,256,466
Other interest	10,864	227,147
Foreign exchange gain on long term debt	(11,344,625)	(495,085)
Other foreign exchange (gain) loss	(1,046,035)	114,824
	44,578,584	57,395,957
INCOME (LOSS) BEFORE UNDERNOTED	2,592,201	(10,157,214)
Add (Deduct)		
Equity income in Huckleberry Mines Ltd. (Note 4)	1,016,986	-
Writedown of mineral exploration properties	(1,525,937)	(4,816,514)
Writedown of mining property, plant and equipment	-	(8,354,000)
Gain on sale of subsidiaries	489,697	222,332
Other	495,942	304,251
	476,688	(12,643,931)
INCOME (LOSS) BEFORE TAXES	3,068,889	(22,801,145)
(Recovery of) income and mining taxes (Note 10)	(306,661)	166,938
NET INCOME (LOSS)	3,375,550	(22,968,083)
Deficit, Beginning of Year	(27,010,516)	-
Adjustment to conform the accounting policies of the Mining Business acquired from Old Imperial to the accounting policies of the Company (Notes 1 and 3)	-	(4,042,433)
Deficit, End of Year	$ (23,634,966)	$ (27,010,516)
Basic and Diluted Income (Loss) Per Share (Note 11)	$ 0.16	$ (1.46)

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003 and 2002

	2003	2002
OPERATING ACTIVITIES		
Net income (loss)	$ 3,375,550	$ (22,968,083)
Items not affecting cash flows		
Depletion, depreciation and amortization	8,487,760	8,658,453
Equity income in Huckleberry Mines Ltd.	(1,016,986)	-
Writedown of mineral exploration properties	1,525,937	4,816,514
Writedown of mining property, plant and equipment	-	8,354,000
Foreign exchange gain on long term debt	(11,344,625)	(495,085)
Accrued interest on long term debt	2,590,029	2,890,845
Gain on sale of subsidiaries	(489,697)	(222,332)
Future income taxes	(507,734)	-
Other	(59,736)	1,709
	2,560,498	1,036,021
Reduction in cash on change in method of accounting for Huckleberry Mines Ltd. (Note 4)	(815,654)	-
Net change in non-cash operating balances (Note 16)	(1,708,233)	2,029,448
Cash provided by operating activities	36,611	3,065,469
FINANCING ACTIVITIES		
Repayment of long term debt	-	(565,929)
Issue of share capital	12,168,636	-
Cash provided by (used in) financing activities	12,168,636	(565,929)
INVESTMENT ACTIVITIES		
Acquisition and development of mineral properties	(5,336,741)	(3,755,813)
Proceeds on sale of mineral properties	357,830	2,207,936
Decrease in future site reclamation deposits	1,158,599	111,491
Other	211,615	94,647
Cash used in investment activities	(3,608,697)	(1,341,739)
INCREASE IN CASH AND CASH EQUIVALENTS	8,596,550	1,157,801
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,591,585	-
CASH AND CASH EQUIVALENTS ACQUIRED ON ACQUISITION OF THE MINING BUSINESS (Note 3)	-	1,433,784
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,188,135	$ 2,591,585

See accompanying notes to these financial statements.

Years Ended December 31, 2003 and 2002

		2003		2002
OPERATING ACTIVITIES				
Interest expense paid	$	10,864	$	414,203
Income and mining taxes paid	$	376,310	$	352,020

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES

During the year ended December 31, 2003 the Company issued 25,000 common shares with a value of $11,375 in connection with the acquisition of a mineral property.

During the year ended December 31, 2002:

(a) the Company acquired, pursuant to the Plan (Note 1), the mining business from its parent company effective January 1, 2002 in consideration for common shares of the Company (Note 3) with a book value of $2,755,181.

(b) the Company sold its wholly owned subsidiary that owned the shutdown Goldstream Mine. Concurrent with the sale, the Company paid $400,000 to purchase 800,000 common shares of the purchaser, Orphan Boy Resources Inc.

(c) the Company sold an interest in a mineral property and received part of the proceeds in common shares of the purchaser valued at $50,000, the market value of the shares received.

(d) the Company sold a mineral property and received part of the proceeds in common shares of the purchaser valued at $605,000, the market value of the shares received.

See accompanying notes to these financial statements.

December 31, 2003 and 2002

1. BASIS OF PRESENTATION

Imperial Metals Corporation ("Imperial" or the "Company"), formerly IMI Imperial Metals Inc., was incorporated in December 2001.

In April 2002, IEI Energy Inc. ("Energy"), formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets (the "Energy Business") were retained in Old Imperial, which was renamed IEI Energy Inc. All of Old Imperial's mining assets and related liabilities (the "Mining Business") including the name "Imperial Metals Corporation" were transferred to the Company that was then renamed Imperial Metals Corporation.

The acquisition of the Mining Business by Imperial was recorded in the accounts of Imperial as of January 1, 2002 as the reorganization occurred with entities under common control. Details of the assets and liabilities acquired and the adjustment to conform the accounting policies of the Mining Business to those of the Company can be found in Note 3.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company incurred a significant net loss in the year 2002, its first year of operation, and recorded a small net income in the year 2003. Property holding and operating costs, and exploration and administration costs are expected to be in excess of revenues until the restart of the Mount Polley mine or until the Company achieves commercial production from its other mineral properties. In the interim, the Company's ability to continue as a going concern is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities when they become due. At December 31, 2003 the Company had substantial cash resources however additional financing will be required to develop its mineral properties to commercial production and to finance operations of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and reflect the following policies:

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, all its wholly owned subsidiaries and its proportionate share of joint ventures.

Cash and Cash Equivalents

Cash equivalents include money market instruments that are readily convertible to cash and have maturities at the date of purchase of less than ninety days.

Marketable Securities

Marketable securities are carried at the lower of cost and market value.

Inventory

Gold, copper and molybdenum concentrates are valued at the lower of production cost to produce saleable metal and net realizable value. Stores and supplies inventories are valued at the lower of cost and replacement cost.

Investments

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received.

Other investments are accounted for using the cost method.

Investments are written down when a permanent and significant decline in their value has occurred.

Mineral Properties

Mining Property, Plant and Equipment

Mining property, plant and equipment is carried at cost less accumulated depletion and depreciation. Depletion and depreciation are computed primarily by property on the unit-of-production method based upon estimated recoverable reserves excluding certain assets at a cost of nil (2002 - $7,176,097) which are depreciated on a straight line basis as follows:

Mobile mine equipment and vehicles	3-8 years
Office, computer and communications equipment	3-10 years

Maintenance and repairs are charged to operations when incurred. Renewals and betterments, which extend the useful life of the assets, are capitalized.

Pre-production and Exploration Properties

The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by property. Capitalized costs include interest and financing costs for amounts borrowed for mine development and plant construction, and operating costs, net of revenues, prior to the commencement of commercial production. On the commencement of commercial production, net costs are charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties, and on future profitable production or proceeds from the disposition thereof.

Assessment of Impairment

Management reviews the carrying value of mineral properties at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest and, in the case of producing mining property, plant and equipment estimates of future cash flows to be realized from production. When the results of this review indicate that an impairment exists, the Company estimates the net recoverable amount of pre production properties by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of rights. The net recoverable amount of producing mining property, plant and equipment is determined based on undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

Future Site Reclamation Costs

The estimated costs for reclamation of producing mineral properties are accrued and charged to operations over commercial production based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing mineral properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantially enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

The tax deduction for the expenditures incurred related to flow through share financings has been assigned to the related shareholders, resulting in a future income tax liability which has been recorded as a charge to share capital. Any change in the valuation allowance relating to this future income tax liability is recorded as a future income tax recovery in the statement of income.

Revenue Recognition

Estimated mineral revenue, based upon prevailing metal prices, is recorded in the financial statements when title to the concentrate transfers to the customer. The estimated revenue is subject to adjustment upon final settlement, which is usually four to five months after the date of shipment.

These adjustments reflect changes in metal prices, changes in currency rates and changes in quantities arising from final weight and assay calculations.

Hedge Contracts

The Company may enter into contracts as a hedge against currency and commodity price fluctuations for a portion of anticipated revenue and production. Any gains or losses on these contracts are recorded in sales when revenues from the hedged production is recognized.

Joint Ventures

A portion of the Company's exploration and operating activities was conducted jointly with others and accordingly these financial statements reflect only the Company's proportionate interest in such activities.

Foreign Currency Translation

The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at average exchange rates in the month they occurred except for depletion, depreciation and amortization of assets which are translated using the same rates as the related assets. Gains and losses on translation are recorded in the statement of income.

Segmented Information

The Company operates substantially in Canada and in one segment, the mining industry.

Stock Based Compensation

Stock based payments to non employees are accounted for using a fair value based method of accounting. The Company has elected to not use the fair value based method to account for stock based compensation to employees and directors, however it has disclosed the proforma effect of using a fair value based method for such stock based compensation in the notes to its financial statements. Compensation expense is determined when stock options are issued to non-employees and non-directors and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

Earnings Per Share

Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3. ACQUISITION OF THE MINING BUSINESS

The assets and liabilities of the Mining Business were acquired by Imperial effective January 1, 2002 in exchange for 15,769,410 common shares of the Company and were recorded at Energy's book values at that date. Details of the net assets acquired are as follows:

Working Capital	
Cash	$ 1,433,784
Accounts Receivable	6,615,777
Inventory	4,848,071
Accounts payable and accrued liabilities	(6,363,341)
Current portion of limited recourse long term debt	(31,507,776)
	(24,973,485)
Mineral properties	69,085,490
Future site reclamation deposits	7,665,075
Other assets	5,796,609
Limited recourse long term debt and accrued interest	(46,036,627)
Future site reclamation costs	(8,781,881)
Net Assets acquired before change in accounting policies noted below	$ 2,755,181
Consideration for the purchase of the mining business of Energy:	
Issue of 15,769,410 common shares of Imperial	$ 2,755,181

Effective January 1, 2002 the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants whereby foreign exchange gains and losses on translation of long term monetary items are now recognized when incurred. Previously such translation gains and losses in Old Imperial were deferred and recognized over the term of the related monetary item. Also, the Company has a different accounting policy for revenue recognition than that of Old Imperial. The Company's accounting policy is to record mineral sales when title to the concentrate transfers to the customer. Old Imperial recognized mineral sales when concentrate is loaded onto trucks at the mine site and therefore, revenue as recorded by Old Imperial had to be adjusted to conform with the accounting policy of the Company.

These adjustments, which are not incorporated in the book values of assets and liabilities acquired from Energy at January 1, 2002 are as follows:

	Increase (Decrease)
Accounts Receivable	$ (2,541,316)
Inventory	$ 2,060,138
Mineral properties	$ 378,698
Deferred foreign exchange	$ (4,172,805)
Accounts payable and accrued liabilities	$ (232,852)
Deficit	$ 4,042,433

4. SHARE OF DEFICIT AND ADVANCES TO HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). Prior to December 1, 2003 the Company had joint control of Huckleberry and accounted for Huckleberry as an incorporated joint venture and recognized its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements (Note 12).

Pursuant to an agreement dated December 1, 2003, the Company and the shareholders of Huckleberry restructured the management of the Huckleberry Mine such that the mine is now operated by Huckleberry and Imperial has relinquished certain elements of joint control and been released from all liability under the terms of a prior management agreement between Huckleberry and Imperial. As a result of this restructuring, the Company on December 1, 2003 ceased recording the results of operations and financial position of Huckleberry on a proportionate consolidation basis and commenced accounting for its interest in Huckleberry using the equity method. The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,466,826 as a deferred credit in the Company's balance sheet. This deferred credit will be realized if the Company sells its interest in Huckleberry or to the extent that any subsequent equity earnings of Huckleberry reduce the Company's share of this deficit. The Company continues to have significant influence on Huckleberry and acts in an advisory capacity on mine operations.

The Company's share of deficit and advances to Huckleberry is comprised of the following:

	2003	2002
Loan receivable with interest calculated at bank prime rate plus 1.2%, secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 15th and December 15th of each year and are subject to available cash flow.	$ 2,500,000	$ -
Share of deficit of Huckleberry at December 1, 2003 the date of restructuring of management of Huckleberry	(27,466,826)	-
Equity income since December 1, 2003	1,016,986	-
	$(23,949,840)	$ -

Summarized financial information for Huckleberry is as follows:

Balance Sheet	2003	2002
Current Assets		
Cash	$ 2,888,654	$ 2,598,855
Other current assets	15,892,075	17,143,620
	18,780,729	19,742,475
Mineral property	68,843,419	78,815,498
Future site restoration deposits and other	809,227	236,467
	$ 88,433,375	$ 98,794,440
Current Liabilities		
Accounts payable and other current liabilities	$ 5,856,691	$ 10,345,374
Current portion of long term debt and accrued interest and capital lease obligations	79,579,389	75,594,671
	85,436,080	85,940,045
Long term debt and accrued interest and capital lease obligations	53,456,465	75,074,930
Future site restoration costs and other long term liabilities	2,486,000	2,329,427
	141,378,545	163,344,402
Share Capital	57,595,611	57,595,611
Deficit	(110,540,781)	(122,145,573)
	(52,945,170)	(64,549,962)
	$ 88,433,375	$ 98,794,440
Statement of Income (Loss)		
Revenues	$104,207,363	$ 91,181,074
Expenses	92,602,571	129,341,581
Net Income (Loss)	$ 11,604,792	$ (38,160,507)
Statement of Cash Flows		
Operating activities	$ 8,951,432	$ 8,395,814
Financing activities	-	(1,131,856)
Investment activities	(8,661,633)	(6,964,794)
Increase in cash and cash equivalents	$ 289,799	$ 299,164

Since 1998 Huckleberry has been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and has been operating under a financial restructuring package whereby payments of principal and interest are dependent on available cash. Huckleberry has been receiving quarterly extensions of the repayment date from the debt holders ("Lenders") with the current extension expiring June 30, 2004.

Huckleberry's ability to meet or renegotiate its debt obligations as they become due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to Huckleberry's carrying value of assets and liabilities. Such adjustments would not have a material effect on the ongoing operations of the Company as the Company is not contingently liable for any share of the Huckleberry debt. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

5. INVENTORY

	2003	2002
Concentrate and bullion work in process	$ -	$ 3,559,438
Supplies	9,352	4,443,324
	$ 9,352	$ 8,002,762

6. MINERAL PROPERTIES

	Cost	Accumulated Depletion, Depreciation, Writedowns and Other	2003 Net Book Value	2002 Net Book Value
Mining property, plant and equipment				
Mineral properties	$ 24,390,518	$ 22,347,625	$ 2,042,893	$ 2,537,400
Buildings, machinery and equipment	49,574,041	43,711,707	5,862,334	26,267,576
Tailings and reclaim facilities	14,579,794	12,973,384	1,606,410	17,778,112
Land	36,093	-	36,093	70,490
	88,580,446	79,032,716	9,547,730	46,653,578
Exploration Properties				
Acquisition and exploration costs	2,933,075	1,525,937	1,407,138	2,486,889
	$ 91,513,521	$ 80,558,653	$ 10,954,868	$ 49,140,467

Proceeds from the sale of Mount Polley mining property, plant and equipment in excess of carrying value is recorded as a reduction of the carrying value of the capitalized cost of the Mount Polley mine until such time as the mine recommences operation.

	December 31 2002	Additions	Depletion, Depreciation & Amortization	Writedowns	Other [1]	December 31 2003
Mount Polley	$ 5,850,147	$ 1,351,771	$ -	$ -	$ -	$ 7,201,918
Sterling	1,334,214	827,333	-	-	-	2,161,547
Nak	13,847	482,833	-	-	-	496,680
Huckleberry	39,407,303	3,984,591	(8,441,429)	-	(34,950,465)	-
Other properties	2,534,956	85,704	-	(1,525,937)	-	1,094,723
	$ 49,140,467	$ 6,732,232	$ (8,441,429)	$ (1,525,937)	$(34,950,465)	$ 10,954,868

[1] *Other consists of the change in basis of accounting for Huckleberry as described in Note 4.*

Mount Polley

The Company owns 100% of the Mount Polley open pit copper-gold mine 56 kilometres northeast of Williams Lake in central British Columbia. The Mount Polley mine is currently on standby as mining and milling operations were suspended in September 2001 because of continuing low metal prices. The Mount Polley property consists of a mineral lease, 25 mineral claims and one fractional claim. Costs of maintaining the Mount Polley mine on standby are expensed in the statement of income. In accordance with the Company's accounting policy for exploration, these costs are capitalized to mineral properties.

Sterling

The Company owns 100% of the Sterling gold mine near Beatty, Nevada. The Sterling mine operated as both an underground and open pit mine from 1980 to suspension of mining operations in 1997. Certain parts of the Sterling property are being reclaimed. The Sterling property consists of 149 lode mining claims plus one water well site. Net smelter royalties of 2.25% are payable on production with minimum advance royalties on a small portion of this total.

During the year 2003 the Company optioned via a lease agreement 29 additional claims adjacent to the Sterling property. Advance royalty payments of US$1,000 per month are payable monthly and the property is subject to a 2% net smelter royalty. A portion of the property is also subject to advance royalty payments of US$400 per month and a 5% royalty to a maximum of US$250,000. The previously noted 2% royalty is not payable on these claims until after the royalty cap has been reached.

Nak

In the year ended December 31, 2002 the Company staked one claim and in 2003 staked an additional two claims comprising the 100% owned Nak property. The Nak property is located 75 kilometres southeast of Atlin, British Columbia. Additionally, in July 2003 the Company acquired via option the Joss'alun claims which are surrounded by the Company's Nak property. Under the terms of the option, the Company could acquire a 100% working interest in the Joss'alun claims by paying $10,000 to the optioners and issuing 100,000 common shares of the Company to the optioners within one year of signing the option agreement. The agreement contained other terms and conditions however in view of the limited exploration success on the Joss'alun claims the Company terminated the Joss'alun option agreement in early 2004 reducing its holdings from 1,550 hectares to 1,200 hectares. The Company will continue to explore the remaining claims owned 100% by the Company.

Other Exploration Properties

The Company has interests in various other early stage exploration properties located primarily in Canada. These properties have primarily been acquired by staking and therefore the cost to maintain ownership of these properties is not significant.

7. OTHER ASSETS

	2003	2002
Loan receivable	$ -	$ 1,250,000
Equipment and leasehold improvements	144,626	142,341
	$ 144,626	$ 1,392,341

The loan receivable represents the other venturers' share of a credit facility provided by the Company to its 50% investee, Huckleberry. At December 31, 2003 this loan in the aggregate amount of $2,500,000 has been included in the share of deficit of Huckleberry (Note 4).

8. LIMITED RECOURSE LONG TERM DEBT AND ACCRUED INTEREST

	Note	2003	2002
Mount Polley Mine Construction Loan	(a)	$ 5,891,809	$ 5,620,814
Huckleberry Mine Construction Loan	(b)	-	47,388,000
Huckleberry Mine Infrastructure Loan	(b)	-	7,248,763
Huckleberry Mine Accrued Interest	(b)	-	19,448,037
		-	74,084,800
		5,891,809	79,705,614
Less portion due within one year		-	(37,797,335)
		$ 5,891,809	$ 41,908,279

(a) **Mount Polley Mine Construction Loan**

Loan from a company related to the former joint venture partner of the Mount Polley mine in the amount of $6,300,000 (2002 - $6,300,000) secured solely by and limited in recourse to the Company's interest in the mining lease and other assets of the Mount Polley mine.

	2003	2002
Payments due in sixty monthly installments of $116,667 limited to a maximum of ten installments per year commencing April 1, 2001. Monthly installments are payable only if the mine and mill are in operation during the month. If the Company has not paid the sum of $7.0 million by December 31, 2010 as a result of postponements of monthly payments on the basis described above, the obligation to make payments will cease on that date.	$ 6,300,000	$ 6,300,000
Less portion representing deemed interest	(408,191)	(679,186)
	5,891,809	5,620,814
Less portion due within one year	-	-
	$ 5,891,809	$ 5,620,814

The obligation was originally recorded on a present value basis with deemed interest calculated at 7% per annum under the original repayment terms. As a result of the suspension of mining and milling operations at the Mount Polley mine during the year ended December 31, 2001 the repayment dates on this debt are not determinable.

(b) **Huckleberry Loans**

The Huckleberry Mine loans and accrued interest at December 31, 2002 represent the Company's 50% interest in long term debt and accrued interest of Huckleberry, are repayable solely by Huckleberry, and have been reclassified due to the change in basis for accounting for Huckleberry (Note 4).

9. SHARE CAPITAL

Authorized

50,000,000	First Preferred shares without par value
50,000,000	Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000	Common Shares without par value

Issued and Fully Paid	2003		2002	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of year	15,769,411	$ 2,755,182	1	$ 1
Issued for cash pursuant to a rights offering, net of issue costs of $130,601	3,942,353	1,249,213	-	-
Issued for cash on the exercise of options	155,000	77,500	-	-
Issued for cash pursuant to private placement flow through share issue, net of issue costs of $34,579	3,000,000	1,465,421	-	-
Future income tax effect of flow through share expenditures	-	(507,734)	-	-
Issued for cash pursuant to private placement bought deal financing, net of issue costs of $713,748	2,353,000	9,286,502		
Issued for cash on exercise of share purchase warrants	250,000	90,000		
Issued for acquisition of mineral property	25,000	11,375	-	-
Issued on acquisition of the mining business of Energy (Note 3)	-	-	15,769,410	2,755,181
Balance, end of year	25,494,764	$ 14,427,459	15,769,411	$ 2,755,182

December 31, 2003 and 2002

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007. On April 30, 2003 the Company granted to an employee options to purchase 15,000 shares at an exercise price of $0.50 per share. These share options have a term of four years and three months and expire in 2007.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $115,318 (2002 - $60,137) in respect of these share options. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	2003	2002
Net Income (Loss)		
As reported	$ 3,375,550	$ (22,968,083)
Proforma compensation expense	115,318	60,137
Proforma Net Income (Loss)	$ 3,260,232	$ (23,028,220)
Basic and diluted income (loss) per share		
As reported	$ 0.16	$ (1.46)
Proforma	$ 0.16	$ (1.46)

The fair value of the share options issued on July 22, 2002 was estimated to be $0.22 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Dividend yield	0%
Risk free interest rate	4.3%
Expected life	5 years
Expected volatility	55%

The fair value of the share options issued on April 30, 2003 was estimated to be $0.29 per share option at the date of grant using the Black-Scholes option pricing model, based on the following assumption:

Dividend yield	0%
Risk free interest rate	4.09%
Expected life	4.23 years
Expected volatility	75%

Forfeitures of options are accounted for in the period of forfeiture.

The determination of expected volatility contained in the option pricing model is based on highly subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's Share Option Plan as of December 31, 2003 and changes during the years is presented below:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,495,000	$ 0.50	-	-
Granted	15,000	$ 0.50	1,495,000	$ 0.50
Exercised	(155,000)	$ 0.50	-	-
Lapsed	(290,000)	$ 0.50	-	-
Outstanding at end of year	1,065,000	$ 0.50	1,495,000	$ 0.50
Options exercisable at end of year	653,333	$ 0.50	498,333	$ 0.50

The following table summarizes information about the share options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.50	1,065,000	3.6 years	$ 0.50	653,333	$ 0.50

Subsequent to December 31, 2003 the Company granted to employees options to purchase 30,000 shares at a price of $6.80 per share. These options have a term of approximately 6 years and expire on December 31, 2009.

Share Purchase Warrants

On December 31, 2003 1,176,500 common share purchase warrants were outstanding. Each warrant entitles the holder to acquire one common share of the Company at a price of $5.50 per share until December 1, 2005. After December 1, 2004 the Company is entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 per share for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date.

10. INCOME AND MINING TAXES

The reported income tax provision differs from the amounts computed by applying the Canadian federal and provincial statutory rates to the net loss before income taxes due to the following reasons:

	2003		2002	
	Amount	%	Amount	%
Income (Loss) before taxes:	$ 3,068,889	100.0	$ (22,801,145)	100.0
Income taxes (recovery) thereon at the basic statutory rates	1,153,902	37.6	(9,029,253)	(39.6)
Increase resulting from:				
Tax losses and future tax assets not recognized in the period they arose	1,011,000	32.9	9,285,887	40.7
Amounts for which no tax asset has been recognized	(626,000)	(20.4)	-	-
Resource allowance and earned depletion	(267,000)	(8.7)	(279,416)	(1.2)
Reduction in valuation allowance	(1,889,000)	(61.6)	-	-
B.C. mineral taxes	118,000	3.9	101,000	0.4
Large corporation taxes	83,000	2.7	74,000	0.3
Other	109,437	3.6	14,721	0.1
Income and mining taxes	$ (306,661)	(10.0)	$ 166,938	0.7
Current taxes	$ 201,073		$ 166,938	
Future income taxes	(507,734)		-	
	$ (306,661)		$ 166,938	

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets (liabilities) is as follows:

	2003	2002
Mineral properties	$ 23,535,000	$ 49,484,000
Net operating tax losses carried forward	2,490,000	10,909,000
Share of deficit and advances to Huckleberry	7,416,000	-
Other	626,000	556,000
Net future tax asset	34,067,000	60,949,000
Less: valuation allowance	(34,067,000)	(60,949,000)
	$ -	$ -

11. INCOME (LOSS) PER SHARE

Income (loss) per common share is calculated on the basis of the weighted average number of common shares outstanding during the year ended December 31, 2003 of 20,623,985 (2002 – 15,769,411). The effect of the incremental common shares exercisable upon the exercise of stock options and share purchase warrants (Note 9) is not substantial enough to cause a change in the basic income (loss) per share.

12. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry up to December 1, 2003, the date the management of Huckleberry was restructured (Note 4):

	2003		
	Huckleberry (50% interest) (11 months)	Imperial (excluding Huckleberry)	Consolidated Total
Statement of Income (loss)			
Revenues	$ 46,154,423	$ 1,016,362	$ 47,170,785
Expenses	(41,363,259)	(3,448,962)	(44,812,221)
Equity income from Huckleberry	-	1,016,986	1,016,986
Net Income (Loss)	$ 4,791,164	$ (1,415,614)	$ 3,375,550
Statement of Cash Flows			
Cash flow from operations	$ 4,477,996	$ (1,917,498)	$ 2,560,498
Net change in non cash operating balances	(696,842)	(1,827,045)	(2,523,887)
Operating activities	3,781,154	(3,744,543)	36,611
Financing activities	-	12,168,636	12,168,636
Investment activities	(4,264,927)	656,230	(3,608,697)
Increase (decrease) in cash and cash equivalents	$ (483,773)	$ 9,080,323	$ 8,596,550

	2002		
	Huckleberry (50% interest) (11 months)	Imperial (excluding Huckleberry)	Consolidated Total
Balance Sheet			
Cash and cash equivalents	$ 1,299,427	$ 1,292,158	$ 2,591,585
Other current assets	8,585,476	2,954,702	11,540,178
Mineral properties	39,424,740	9,715,727	49,140,467
Other assets	104,568	8,640,357	8,744,925
	49,414,211	22,602,944	72,017,155
Accounts payable and accrued charges	(5,172,687)	(2,747,377)	(7,920,064)
Long term debt, including current portion	(75,334,800)	(4,370,814)	(79,705,614)
Other liabilities	(1,164,714)	(7,482,097)	(8,646,811)
Net assets	$ (32,257,990)	$ 8,002,656	$(24,255,334)
Statement of Loss			
Revenues	$ 45,590,537	$ 1,648,206	$ 47,238,743
Expenses	(61,766,675)	(8,440,151)	(70,206,826)
Net Loss	$ (16,176,138)	$ (6,791,945)	$(22,968,083)
Statement of Cash Flows			
Cash flow from operations	$ 3,112,567	$ (2,076,546)	$ 1,036,021
Net change in non cash operating balances	983,175	1,046,273	2,029,448
Operating activities	4,095,742	(1,030,273)	3,065,469
Financing activities	(565,929)	-	(565,929)
Investment activities	(3,380,232)	2,038,493	(1,341,739)
Increase in cash and cash equivalents	$ 149,581	$ 1,008,220	$ 1,157,801

The Company's share of related party transactions and balances with the Company's joint venture partners to November 30, 2003 are as follows:

	2003	2002
Accounts receivable	$ -	$ 972,386
Accounts payable and accrued liabilities	$ -	$ 81,388
Accrued interest on long term debt	$ -	$ 15,152,183
Mineral revenue earned	$ 45,412,981	$ 43,761,806
Mineral production costs incurred	$ 10,964,208	$ 11,304,505
Interest on long term debt	$ 1,711,395	$ 2,058,822

13. RELATED PARTY TRANSACTIONS

Related party transactions and balances by the Company with Huckleberry Mines subsequent to November 30, 2003 are as follows:

	2003	2002
Accounts receivable	$ 43,020	$ -
Other revenue earned	$ 157,177	$ -

14. COMMITMENTS AND GUARANTEES

At December 31, 2003 the Company is committed to future minimum operating lease payments as follows:

2004	$ 112,000
2005	102,000
2006	94,000
2007	78,000
	$ 386,000

At December 31, 2002 the Company had secured the reclamation bond for the Mount Polley mine with a cash deposit. During the year 2003 the cash deposit was reduced by $1,370,567 as a result of the Company pledging to the Province of British Columbia certain mining equipment and supplies inventory at the Mount Polley mine as substitute security for the cash released from the reclamation bond.

15. FINANCIAL INSTRUMENTS, INTEREST RATE AND CREDIT RISK

At December 31, 2003 the carrying value of cash and cash equivalents, accounts receivable, future site reclamation deposits, and accounts payable and accrued liabilities approximates their respective fair values. The payment date and ultimate payment amount of long term debt on the Mount Polley mine (Note 8(a)) is not known and therefore the fair value of this debt is not readily determinable.

Interest rate risk is the risk to the Company's earnings that arises from fluctuations in interest rates and the degree of volatility of these rates. The Company's long term debt bears deemed interest at a fixed rate of 7%. Huckleberry's US Dollar denominated long term debt bears interest at 1.2% above the 6 month Libor rate and the majority of the Cdn Dollar denominated long term debt bears interest at Canadian Bank prime rate plus 4%.

The Company's Canadian mineral revenues have historically been dependent on selling concentrates to one or two smelters. However, as these customers are large, well capitalized and diversified multinationals, credit risk is considered to be minimal.

The Company is exposed to fluctuations in commodity prices and exchange rates and from time to time enters into contracts to hedge or manage its exposure.

16. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL BALANCES

The net change in non-cash operating working capital balances consists of the following:

	2003	2002
Marketable securities	$ 697,398	$ (1,152)
Accounts receivable	(1,447,550)	1,578,113
Inventory	2,759,042	(1,144,553)
Accounts payable and accrued liabilities	(3,717,123)	1,597,040
	$ (1,708,233)	$ 2,029,448

DIRECTORS

Dr. K. Peter Geib [1,2]
Frankfurt, Germany
Chairman, Novis Investitions GmbH

Larry G.J. Moeller [1,2,3]
Calgary, Alberta
Vice President Finance,
Edco Financial Holdings Ltd.

Pierre Lebel [1,2,3]
Vancouver, British Columbia
Chairman, Imperial Metals Corporation

J. Brian Kynoch [3]
Vancouver, British Columbia
President, Imperial Metals Corporation

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance & Nominating Committee

OFFICERS

J. Brian Kynoch
President

Andre Deepwell
Chief Financial Officer & Corporate Secretary

Patrick M. McAndless
Vice President, Exploration

Kelly Findlay
Treasurer

ANNUAL & SPECIAL MEETING

Imperial's Annual & Special Meeting will be held on Wednesday, June 9, 2004 at 2:00pm at the YWCA - Welch Room #1
4th Floor – 535 Hornby Street, Vancouver, BC

A corporate presentation will follow the formal meeting.

CORPORATE INFORMATION

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030

Investor information such as annual reports, quarter reports, news releases and other information is available on Imperial's website:
www.imperialmetals.com

For additional information contact Investor Relations at 604.488.2657 or by email:
info@imperiametals.com

SHAREHOLDER INQUIRIES

Inquiries with respect to change of address, registration and lost share certificates should be directed to Imperial's transfer agent

Computershare Trust Company of Canada
Shareholder Services
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Tel: 1.800.564.6253 / international 514.982.7555
Fax: 1.866.249.7775 / international 416.263.9524
Email: service@computershare.com

STOCK SYMBOL

III

STOCK EXCHANGE LISTING

Toronto Stock Exchange

AUDITORS

Deloitte & Touche LLP
Vancouver, British Columbia

LEGAL COUNSEL

Catalyst Corporate Finance Lawyers
Vancouver, British Columbia

BANKERS

Royal Bank of Canada
Vancouver, British Columbia

[illegible]
[illegible] 200 – [illegible]80 Hornby Street
[illegible], BC Canada V6C 3B6
[illegible] 604.6[illegible]8.8029 Fax: 604.687.0530
[illegible]

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

RECEIVED
2004 JUN -3 A 10: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 13, 2004

Dear Shareholder,

In preparation for Imperial's upcoming Annual and Special Meeting on June 9, 2004 we enclose a number of documents: Notice of Meeting, Information Circular, Proxy, Supplemental Mailing List Return Card and 2003 Annual Report. The annual report reflects on Imperial's activities during the past year, and contains the financial statements for the fiscal period ended December 31, 2003.

I invite you to attend Imperial's Annual and Special Meeting to be held on Wednesday, June 9, 2004 at 2:00 pm, Vancouver time, in the Welch Room, YWCA, 4th Floor – 535 Hornby Street, Vancouver, British Columbia.

Following the formal meeting, there will be a presentation on Imperial's current activities.

I look forward to meeting you on June 9th. In the event you are unable to attend, I encourage you to return your completed Proxy in the envelope provided.

Yours truly,

IMPERIAL METALS CORPORATION

J. Brian Kynoch
President

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of the Members of IMPERIAL METALS CORPORATION (the "Company" or "Imperial") will be held in the Welch Room, YWCA, 4th Floor, 535 Hornby Street, Vancouver, British Columbia, on Wednesday, June 9, 2004, at 2:00 p.m. (Vancouver time) for the following purposes:

1. To receive audited Consolidated Financial Statements of the Company for the year ended December 31, 2003, together with the Auditors' Report thereon;

2. To elect directors;

3. To appoint Auditors for the ensuing year at a remuneration to be fixed by the Directors;

4. To consider and, if thought fit, approve an amendment to the Company's stock option plan as described in the accompanying Information Circular;

5. To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

This Notice of Meeting is accompanied by an Information Circular, a Form of Proxy, Annual Report of the Company containing the audited Financial Statements of the Company for the year ended December 31, 2003 and a Return Card Form. The Information Circular is expressly made part of this Notice.

Those Members who are unable to attend the Meeting in person are requested to read, complete, date, sign and return the enclosed Form of Proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice.

DATED at Vancouver, British Columbia, this 28th day of April, 2004.

BY ORDER OF THE BOARD

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

IMPERIAL METALS CORPORATION
200 – 580 Hornby Street, Vancouver, BC V6C 3B6

INFORMATION CIRCULAR

As at April 28, 2004

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF IMPERIAL METALS CORPORATION (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF MEMBERS OF THE COMPANY TO BE HELD ON WEDNESDAY, JUNE 9, 2004 (THE "MEETING") AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR, AND AT ANY ADJOURNMENT THEREOF. Solicitations may be made by mail and be supplemented by telephone or other personal contact by the officers, employees or agents of the Company without special compensation. The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying Form of Proxy are directors and/or officers of the Company. A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND REPRESENT THEM AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY AND MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF THE APPOINTED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Form of Proxy will not be valid unless it is completed, dated, signed and received by Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any reconvening thereof.

A proxy may be revoked by instrument in writing executed by the Member or by the Member's attorney authorized in writing or where the Member is a corporation, a duly authorized officer or attorney of the corporation and delivered either to the Secretary at the registered office of the Company, 580 Hornby Street, Suite 200, Vancouver, British Columbia, V6C 3B6, or at Computershare Trust Company of Canada, Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

VOTING OF PROXIES

Where instructions contained in the Form of Proxy returned by a Member are certain, the shares represented by the proxy will be voted on any poll, and where the shareholder whose Form of Proxy has been properly given specifies a choice with respect to any matter to be acted upon, the shares represented by the proxy will be voted on any poll in accordance with the specification so made. **IN THE ABSENCE OF SUCH SPECIFICATION, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE PROXYHOLDER NAMED IN THE ACCOMPANYING FORM OF PROXY AND IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF EACH OF THE NOMINEES FOR ELECTION AS DIRECTORS AND THE APPOINTMENT OF AUDITOR AS SET OUT IN THE FORM OF PROXY.**

The enclosed Form of Proxy confers discretionary authority upon the named proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than matters referred to in the Notice of Meeting.

VOTING BY BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.

Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, *not* be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 28, 2004, the Company had 25,618,889 issued and outstanding fully-paid and non-assessable common shares without par value. On a show of hands, each member present in person at the Meeting shall have one vote, and on a poll, each member present at the Meeting in person or by proxy who is entitled to vote shall have one vote for every share held by such member.

The Board of Directors of the Company has fixed a record date of April 28, 2004 for the purpose of determining shareholders entitled to receive notice of and to vote at the Meeting. The failure of any member to receive notice of the Meeting does not deprive the member of the right to vote at the Meeting.

Approval of any matter at the Meeting generally requires a majority of the votes cast at the Meeting on the resolution.

To the knowledge of the directors and officers of the Company, the only persons or companies who beneficially owns or exercises control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to the common shares of the Company are Mr. N. Murray Edwards and Edco Financial Holdings Ltd., Edco Oil & Gas Ltd. and Edco Capital Corporation, companies controlled by Mr. Edwards, whom hold collectively 9,604,029 common shares, representing approximately 37.5% of the issued and outstanding common shares of the Company.

ELECTION OF DIRECTORS

Advance Notice of the Meeting as required by Section 111 of the *Company Act* (British Columbia), was published in The Vancouver Sun newspaper on April 13, 2004. No nominations for election of Directors have been received by the Company.

The board of directors of the Company currently consists of four directors. The persons named in the enclosed form of instrument appointing a proxy intend to vote for the election of the nominees whose names appear in the table below, all of whom are now directors of the Company. The management of the Company has no reason to believe that any of the said nominees will be unable to serve as a director, but, should that occur prior to the Meeting, the persons named in the enclosed Form of Proxy intend to vote for another nominee in their discretion unless members executing the Form of Proxy who do not wish their shares to be voted in this manner have specified in their proxy that their shares are to be withheld from voting in the election of directors.

The following table sets out the names of persons proposed to be nominated by management for election as a director; all positions and offices in the Company held by them; their current principal occupation; the periods during which they have served as a director; and the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by them, as of April 28, 2004. Each director elected will hold office until the next annual general meeting of the Company, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

Name, Residence and Position	Principal Occupation	Director Since	Shares owned or controlled directly or indirectly
Pierre Lebel (1) (2) (3) North Vancouver, BC, Canada *Director and Chairman*	Chairman of the Company.	December 6, 2001	214,948
J. Brian Kynoch (3) Vancouver, BC, Canada *Director and President*	President of the Company.	March 7, 2002	172,053
Dr. K. Peter Geib (1) (2) Frankfurt, Germany *Director*	Chairman, Novis Investitions GmbH, a natural resource and real estate holding Company in Germany.	March 7, 2002	Nil
Larry G.J. Moeller (1) (2) (3) Calgary, AB, Canada *Director*	Vice President, Finance of Edco Financial Holdings Ltd., a private company.	March 7, 2002	791,184

(1) Member of the Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Corporate Governance and Nominating Committee.

The Company does not have an Executive Committee.

The information as to principal occupation and shares beneficially owned or controlled has been supplied by the nominees and is correct to the best of the knowledge of management.

APPOINTMENT OF AUDITORS

Management of the Company intends to nominate Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia, for appointment as auditors of the Company for the ensuing year, at a remuneration to be fixed by the Directors. Deloitte & Touche LLP have been the auditor of the Company since January 16, 2003.

EXECUTIVE COMPENSATION

"Named Executive Officers" means the President of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the President, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was $100,000 or more, whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended December 31, 2003, the Company had three Named Executive Officers, being J. Brian Kynoch, Andre H. Deepwell and Patrick M. McAndless. The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the fiscal year ended December 31, 2003:

Summary Compensation Table

Name and Position of Principal	Year	Annual Compensation			Long-Term Compensation			All Other Compen-Sation ($)
					Awards		Payouts	
		Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	
Pierre Lebel [1]	2003	$980	Nil	Nil	Nil	Nil	Nil	Nil
President	2002	$97,224	Nil	Nil	240,000	Nil	Nil	Nil
J. Brian Kynoch [2]	2003	$130,250	$26,400	Nil	Nil	Nil	Nil	Nil
President	2002	$125,000	Nil	Nil	240,000	Nil	Nil	Nil
Andre H. Deepwell	2003	$108,000	$5,500	Nil	Nil	Nil	Nil	Nil
Chief Financial Officer and Corporate Secretary	2002	$102,000	Nil	Nil	125,000	Nil	Nil	Nil
Jack H.L. Miller [3]	2003	$12,566	Nil	Nil	Nil	Nil	Nil	$150,000
Vice President, Operations	2002	$123,437	Nil	Nil	200,000	Nil	Nil	Nil
Patrick M. McAndless	2003	$103,750	$10,500	Nil	Nil	Nil	Nil	Nil
Vice President, Exploration	2002	$100,000	Nil	Nil	125,000	Nil	Nil	Nil

(1) Mr. Lebel was President from December 7, 2001 to January 21, 2003. The salary amount in 2002 includes $14,436 paid pursuant to an Individual Pension Plan. Mr. Lebel was appointed Chairman on January 21, 2003.

(2) Mr. Kynoch was Senior Vice President and Chief Operating Officer from April 25, 2002 to January 21, 2003. He was appointed President on January 21, 2003.

(3) Mr. Miller resigned as an officer of the Company on November 5, 2002. Salary paid includes payment for accrued vacation time. In connection with the termination of his employment, Mr. Miller received a severance payment in 2003.

Long-Term Incentive Plan Awards

During the most recently completed financial year December 31, 2003, the Company did not make any long-term incentive plan awards to its Named Executive Officers.

Option Grants During the Most Recently Completed Financial Year

During the most recently completed financial year December 31, 2003, the Company did not grant any stock options to the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Fiscal Year and Financial Year-End Option Values

The following table sets forth information regarding exercised share options by the Named Executive Officers during the year ended December 31, 2003 and fiscal year end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value [1] Realized ($)	Unexercised Options/SARs at December 31, 2003 (#) Exercisable / Unexercisable	Value [1] of Unexercised in-the-money Options/SARs at Financial Year End ($) Exercisable/Unexercisable
J. Brian Kynoch	Nil	Nil	160,000 / 80,000	992,000 / 496,000
Andre H. Deepwell	Nil	Nil	83,333 / 41,667	516,557 / 258,333
Patrick M. McAndless	Nil	Nil	83,333 / 41,667	516,557 / 258,333

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares as at December 31, 2003 being $6.70 per share.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no employment contracts with the Named Executive Officers.

Report on Executive Compensation

The Company's executive compensation program is administered by the Compensation Committee on behalf of the Board of Directors. The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation. The plan must be competitive and rewarding so as to attract, retain and motivate executives who will provide the leadership required to enhance the growth and profitability of the Company.

The Committee's overall policy for determining executive compensation is based on the following fundamental principles:

1. Management's fundamental objective is to maximize long term shareholder value;
2. Performance is the key determinant of pay for executive officers; and
3. The executive officers have clear management accountabilities.

Overall executive compensation is comprised of several components: base salary, annual incentives which relate to specific accomplishments during the year and which are paid in cash and long term equity-based incentives in the form of stock options. To date, no specific formulae have been developed to assign a specific weighting to each of these components. The Company's compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation assuming the Company's common share price achieves good long term performance. The Committee uses third party compensation data to help determine competitiveness. The Committee reviews each component of executive compensation and, in addition, reviews total compensation for overall competitiveness.

Base Salary

The Compensation Committee and the Board of Directors approve the salary ranges for all levels of the Company's employees. Comparative data is accumulated from a number of external sources including independent consultants. The Policy for determining salary for executive officers is consistent with the administration of salaries for all other employees. Base salaries for executives are determined by assessment of sustained performance and consideration of competitive compensation levels for the markets in which the Company operates.

Annual Incentives

The Company's executive officers are eligible for annual cash bonuses. Annual bonuses are based on both Company and individual performance related to a variety of factors including successful consummation of significant contracts or transactions.

Long Term Compensation

The Company has a broadly-based employee stock option plan. The plan is designed to encourage stock ownership and entrepreneurship on the part of all employees and, in particular, all executive officers. The plan aligns the interests of executive officers with shareholdings by linking a significant component of executive compensation to the long term performance of the Company's common stock.

Compensation of Directors

The Board, in consultation with its Compensation Committee, determines compensation for Board members. With the exception of the Chairman, the Board has determined that cash compensation for directors is not appropriate at this time. Directors are however reimbursed for travel and other out-of-pocket expenses incurred in connection with their duties as Directors. Also, all Directors receive stock options.

In determining compensation for Directors, the Board takes into consideration the types of compensation and amounts paid to Directors of comparable publicly traded Canadian companies.

Compensation of the Chairman

From January 21, 2003 to June 30, 2003, Mr. Lebel received a compensation of $1,500 per month for acting as Chairman of the Company. The Board increased Mr. Lebel's compensation effective July 1, 2003 to $5,500 per month in recognition of the additional demands by the Company of his time. Mr. Lebel spends a minimum of 14 days per month on Company business. He receives $400/day for any additional days required. During 2003, the Company paid Mr. Lebel total compensation of $64,387.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Total Return Index, including dividend reinvestment, for the period from April 25, 2002 to December 31, 2003:


CUMULATIVE TOTAL RETURN ($)
400
350
300
250
200
150
100
50
0
Company
TSE 300 Index
25-Apr-02
31-Dec-02
31-Dec-03

	April 25, 2002	December 31, 2002	December 31, 2003
Company	100.00	23.50	335.00
S&P/TSX Total Return Index	100.00	84.65	105.20

Imperial Metals

Directors' and Officers' Liability Insurance

The Company maintains an insurance policy with respect to directors' and officers' liability covering directors and officers of the Company and its subsidiaries as a group. The policy provides coverage to an annual limit of $1,000,000, subject to a deductible of $50,000 with the exception of securities claims which are subject to a deductible of $100,000. The annual premium for the last completed policy period was $20,000. The Company's coverage under the policy is for a period of 12 months, until October 17, 2004, with terms and premiums to be established at each renewal.

CORPORATE GOVERNANCE

General

The Toronto Stock Exchange Committee on Corporate Governance in Canada issued its final report (the "TSE Report") containing a series of guidelines for effective corporate governance. These guidelines deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of ensuring sound corporate governance. The TSE has, in accordance with a recommendation contained in the TSE Report, adopted as a listing requirement that disclosure be made by each listed company of its corporate governance system with reference to the guidelines set out in the TSE Report.

A detailed description on the Company's governance practices setting forth the Company's compliance with each of the 14 guidelines is provided in Schedule "A" to this Information Circular.

Mandate of the Board

Under the *Business Corporations Act* (British Columbia), the directors of the Company are required to manage the Company's business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The responsibilities of the Board of Directors include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.

The Board fulfills its mandate through direct oversight, setting policy, appointing committees and appointing management. Specific responsibilities include the following:

1. Approving the issuance of any securities of the Company.
2. Approving the incurrence of any debt by the Company.
3. Reviewing and approving capital, operating and exploration and development expenditures including any budgets associated with such expenditures.
4. Approving the annual financial statements and quarterly financial statements, including the Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses.

5. Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.
6. Reviewing and approving the Company's strategic plans, adopting a strategic planning process and monitoring the Company's performance.
7. Reviewing and approving the Company's incentive compensation plans.
8. Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.
9. Appointing a Compensation Committee, an Audit Committee and a Corporate Governance and Nominating Committee and other Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.
10. Nominating the candidates for the Board to the shareholders, based on recommendations from the Corporate Governance and Nominating Committee.
11. Ensuring an appropriate orientation and education program for new directors and officers is provided.
12. Determining whether individual directors meet the requirements for independence under applicable regulatory requirements.
13. Monitoring the conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.
14. Ensuring that the directors that are independent of management have the opportunity to meet regularly.
15. Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.
16. Appointing and monitoring the performance of senior management, formulating succession plans for senior management and, with the advice of the Compensation Committee, approving the compensation of senior management.
17. Continually monitor and assess the Company's principal business risks and opportunities of the Company.
18. Ensuring policies and processes are in place for to ensure the integrity of the Company's internal control, financial reporting and management information systems.
19. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.
20. Exercising direct control during periods of crisis.
21. Serving as a source of advice to senior management, based on directors' particular backgrounds and experience.

Organization of the Board of Directors

Independence: The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management that is adequate and appropriate given the Company's size and scope.

Committees: The Company has an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee. The Company may establish other committees from time to time.

Meetings

The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members falling within their specific knowledge and experience. Each director is expected to review all Board meeting materials in advance of each meeting and make all reasonable efforts for attendance at all Board and Board Committee meetings.

Board Composition

One of the guidelines in the TSE Report makes it the responsibility of each board to make a determination of the status of each of its board members as related, unrelated, outside or inside, as such terms are defined or understood in the TSE Report. The directors of the Company, in compliance with the subject guideline (having examined the relevant definitions in the TSE Report and having individually considered their respective interests and relationships and having received and considered professional advice), have determined that the Board is composed of three outside directors, being directors who are not officers or employees of the Company, and one inside director. The Board has further determined that of its three outside directors, the three are unrelated directors (i.e. a director who is "independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company, other than interests and relationships arising from shareholding"). The one inside director is by definition, also a related director.

A further guideline in the TSE Report recommends that a majority of the board should consist of unrelated directors and that if the Company has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder. As indicated below, the Company does not have a "significant shareholder".

A further guideline in the TSE Report recommends that each board examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making. The Board has considered this guideline and has determined that between four and seven members is the optimum number of members for the Board of the Company at this time.

Significant Shareholder

The Company does not have a "significant shareholder", which by the definition in the TSE Report is a "shareholder with the ability to exercise a majority of the votes for the election of the board of directors".

Independence from Management

A guideline in the TSE Report provides that the board should have the responsibility to ensure that the board functions independently of management. While it is not a firm guideline the TSE Report suggests that the independence of the board is most simply assured by separating the office of Chairman of the Board from that of the Chief Executive Officer.

The Company does comply with this guideline as Mr. Lebel is Chairman of the Board and is not a member of management.

Audit Committee

The Audit Committee is composed of three outside directors (K. Peter Geib, Pierre Lebel and Larry G.J. Moeller).

The Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The Audit Committee's Charter is available on the Company's website, *www.imperialmetals.com.*

Compensation Committee

The Compensation Committee is composed of three outside directors (K. Peter Geib, Pierre Lebel and Larry G.J. Moeller) and makes recommendations to the Board on, among other things, the compensation of senior executives. The Compensation Committee's Charter is available on the Company's website, *www.imperialmetals.com.*

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of two outside directors (Pierre Lebel and Larry G.J. Moeller) and one inside director (J. Brian Kynoch). The Corporate Governance and Nominating Committee's Charter is available on the Company's website, *www.imperialmetals.com.*

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the Board, management is also required to seek Board approval for any disposition or expenditure in excess of authorized budgets. Management is also required to consult with the Board before entering into any venture which is outside of the Company's existing business. Changes in senior management are to be approved by the Board.

Board Performance

It is the responsibility of the Corporate Governance and Nominating Committee to ensure the effective operation of the Board. The Committee receives comments from all directors as to the Board's performance and oversees the execution of a process assessing the effectiveness of the Board as a whole, the Board committees, and the contribution of individual directors, and report annually to the Board on such assessments.

Shareholder Feedback

The Company seeks to provide to its shareholders clear and accessible information on the Company's operations. The officers and senior management of the Company are available to respond to shareholder requests.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of Stock Option Plan

On January 29, 2002, the Company's board of directors implemented the Stock Option Plan (the "Plan"), pursuant to which the Company reserved 1,500,000 common shares for issuance upon the exercise of stock options. This plan was approved by the Company's members on March 7, 2002.

An Amended and Restated Stock Option Plan (2004) was adopted by the Company's board of directors on April 6, 2004. The plan was amended to increase the number of shares authorized for issuance upon the exercise of options from 1,500,000 shares to 2,500,000 shares.

As at the date of this Information Circular, there are outstanding stock options entitling the holders thereof to purchase up to 1,020,000 common shares of the Company under the Plan and options to purchase 225,000 common shares have been exercised, leaving 255,000 common shares available for future stock options to be granted under the Plan. The Company proposes to adopt the Amended and Restated Stock Option Plan (2004) (the "Amended Plan") to amend the Plan to increase the number of shares authorized for issuance from 1,500,000 common shares to 2,500,000 common shares. The 2,500,000 common shares reserved for issuance under the Amended Plan would constitute 9.8% of the Company's currently issued and outstanding share capital.

The Amended Plan

The following is a summary of the Amended Plan.

Pursuant to the terms of the Amended Plan, the Board or, if the Board so designates, a committee of the Board (the "Committee"), will administer the Amended Plan.

The Amended Plan provides for the issuance of options to acquire up to a total of 2,500,000 common shares of the Company (subject to standard anti-dilution adjustments).

The Amended Plan provides that options will be granted to directors, officers, employees and certain other persons providing services to the Company or of any of its affiliates.

It is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case shall any option holder be permitted to hold options to acquire shares equal to more than 5% of the Company's issued and outstanding share capital.

Options granted under the Amended Plan will be for a term not to exceed ten years from the date of their granting. The options will expire not more than 90 days after the option holder ceases to be a director, officer, employee or other service provider of the Company or any of its affiliates.

The options will be exercisable at a price that shall not be less than the Market Price of the common shares of the Company on the date of the last trading day immediately prior to the date of the grant. "Market Price", on any date, shall be the closing trading price of the common shares of the Company on The Toronto Stock Exchange (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the Common

Shares are not listed on The Toronto Stock Exchange, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee or, such price allowed by the applicable regulatory body or exchange.

The options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death.

Shares will not be issued pursuant to options granted under the Amended Plan until they have been fully paid for. The Company will ***not*** provide financial assistance to option holders to assist them in exercising their options.

Management will be asking the Company's members (see "Shareholder Approval" below) to approve the Amended Plan.

Shareholder Approval

The Toronto Stock Exchange requires that listed companies obtain the approval of their shareholders for "share compensation arrangements" such as the Company's Amended Plan.

Insiders of the Company participate in the Company's Amended Plan. While it is not expected that insiders of the Company, as a group, will necessarily acquire the majority of shares allocated under the Amended Plan, it is a possibility. For these reasons, management will ask the members to approve the Amended Plan.

The following resolutions will be presented to the members for approval:

"BE IT RESOLVED THAT:

1. the Company's Amended and Restated Stock Option Plan (2004) (the "Amended Plan"), in the form presented to this Meeting, is approved and is hereby directed to be attached to the minutes of this Meeting as a Schedule thereto;

2. the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Amended Plan entitling the option holders to purchase up to 2,500,000 common shares of the Company;

3. the Company's board of directors or any committee thereof, by resolution, be authorized to make such amendments to the Amended Plan, from time to time, as may, in its discretion, be considered appropriate, provided always that such amendments will be subject to the approval of all applicable regulatory authorities and in certain cases, in accordance with the terms of the Amended Plan, the members; and

4. the approval of the Amended Plan by the board of directors is hereby ratified and any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company if applicable, all such documents and other writings as may be required to give effect to the true intent of this resolution."

By way of summary, the total number of shares that will be reserved for issuance pursuant to the Amended Plan is 2,500,000 shares. Of these, 1,020,000 are already reserved for existing options and 225,000 have already been exercised, leaving 1,255,000 available for new options. As of April 28, 2004, the Company had a total of 25,618,889 common shares issued and outstanding. The foregoing 2,500,000 common shares reserved for issuance will represent 9.8% of the Company's currently issued and outstanding share capital.

INTERESTS OF INSIDERS AND OTHERS IN CERTAIN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year no insider of the Company or proposed nominee for election as a director, or any associate or affiliate of such insider has been materially interested in any transaction of the Company, nor is any such person interested in any proposed transaction which has materially affected or would materially affect the Company (or any of its subsidiaries), except that during the fiscal year ended December 31, 2003, the Company completed private placement financings totalling 5,353,000 shares (of which 1,800,000 were flow-through shares in which insiders participated).

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers, proposed nominees for election as a director, or associate or affiliate of such persons was indebted to the Company since the beginning of the last completed financial year of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON

The directors and senior officers of the Company may have an interest in resolutions concerning stock options and compensation. Otherwise, no director or senior officer of the Company or proposed nominee for election as a director, or any associate or affiliate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

OTHER MATTERS TO BE ACTED UPON

There are no other matters to be considered at the Meeting which are known to the directors or senior officers at this time. However, if any other matters properly come before the Meeting it is the intention of the persons named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

The contents and the sending of this management proxy information circular have been approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 28th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"J. Brian Kynoch"*

J. Brian Kynoch, President

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF IMPERIAL METALS CORPORATION

The following schedule outlines the Company's approach to corporate governance with reference to the TSX guidelines for effective corporate governance.

Guideline 1 **The Board of Directors should explicitly assume responsibility for stewardship of the corporation.**

Compliance: YES

Comment: Included in the mandate of the board is the responsibility to manage the Company's business and affairs and to act in the best interests of the Company and its shareholders. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating the Company and its business.

Guideline 1(a) **The Board should assume responsibility for the adoption of a strategic planning process.**

Compliance: YES

Comment: The responsibilities of the Board include setting long term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation.

Guideline 1(b) **The Board should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems.**

Compliance: YES

Comment: The Board is responsible for understanding and overseeing compliance with processes that are in place to mitigate the principal risks associated with the Company's business on an ongoing basis. It is the responsibility of senior management to ensure that the Board and its committees are kept well informed of these changing risks on a timely basis. The principal risks of the Company are those consistent with mineral exploration, development and operations.

Guideline 1(c) **The Board should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management.**

Compliance: YES

Comment: The Board and the Compensation Committee are mandated to review succession planning for senior management including monitoring the performance of senior management.

Guideline 1(d) **The Board should specifically assume responsibility for communications policy.**

Compliance: YES

Comment: The Company currently does not have a formal communication policy. With the exception of annual and quarterly filings which are approved by the Board, all public financial and other material disclosure of information is reviewed and approved by two of the four directors prior to disclosure. All external communication is carried out by the President or his designate.

Guideline 1(e) **The Board should specifically assume responsibility for the integrity of internal control and management information systems.**

Compliance: YES

Comment: The Audit Committee of the Board requires management to implement and maintain appropriate systems of internal control. The Audit Committee meets with the Company's auditor and management to assess the adequacy and effectiveness of these systems.

Guideline 2 **Majority of directors should be "unrelated" (independent from management and free from conflicts of interest)**

Compliance: YES

Comment: If the proposed directors are elected to the Board, only Mr. J. Brian Kynoch, President of Imperial Metals Corporation will be a related, non-independent director. The Board has determined that the remaining three proposed nominees for election to the board at the 2004 Annual Meeting are unrelated and independent based on the criteria contained in the TSX Guidelines.

Guideline 3 **The Board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has majority of unrelated directors.**

Compliance: YES

Comment: Based on information provided by directors as to their individual circumstances, the Board has determined that the majority of directors (three out of four) are non-management, unrelated and independent directors.

Guideline 4 **Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors.**

Compliance: NO

Comment: The Corporate Governance and Nominating Committee recommends suitable candidates for the Board and ensures that qualifications for the Board have been maintained. The Committee establishes the criteria for the selection of new directors and identifies and recommends suitable candidates taking into account all factors it considers appropriate, including the overall composition of the Board and desirable individual characteristics. The Committee is also responsible for overseeing an annual director evaluation process.

The Committee comprises Messrs. Lebel and Moeller, both of whom are non-management, unrelated directors and Mr. Kynoch, who is a related and is part of the management of the Company. Mr. Kynoch sits on this committee as he has extensive knowledge of the mining industry and the individuals working within it and related to it.

The Board feels that this knowledge is critical to selecting and evaluating suitable candidates for nomination to the Board.

Guideline 5: **Implement a process for assessing the effectiveness of the board, its committees and individual directors.**

Compliance: YES

Comment: The Corporate Governance and Nominating Committee oversees an annual evaluation of the effectiveness of the Board its committees and the contribution of individual directors.

Guideline 6: **Provide orientation and education programs for new directors.**

Compliance: YES

Comment: Each new director will be provided with a written orientation package relating to the Company as well as information on the responsibilities and liabilities of directors. New directors also meet with existing directors and senior management personnel of the Company to learn about the functions and activities of the Company.

Guideline 7: **Consider reducing the size of the board with a view to improving effectiveness.**

Compliance: YES

Comment: The Corporate Governance and Nominating Committee reviews the size, composition and profile of the Board and will recommend changes to the Board that seem appropriate. The Board is of the view that the current size of the board could be increased to provide a greater diversity of expertise and opinions and to allow more effective committee organization.

Guideline 8: **Review compensation of directors in light of risks and responsibilities.**

Compliance: YES

Comment: The Compensation Committee of the Board annually reviews and recommends to the Board the remuneration of directors of the Company in light of the risks and responsibilities assumed and to ensure that it is competitive and aligns the interest of the directors with those of the shareholders.

Guideline 9: **Committees should generally be composed of non-management directors, a majority of whom should be unrelated.**

Compliance: YES

Comment: With the exception of the Corporate Governance and Nominating Committee as described in Guideline 4 above, all of the Committees of the Board are composed of non-management and unrelated directors.

Guideline 10: **The board should assume responsibility for, or assign a committee responsibility for developing the company's approach to corporate governance issues.**

Compliance: YES

Comment: The Corporate Governance and Nominating Committee has been assigned responsibility for recommending to the Board a set of corporate governance principles for the Company. The Board reviews its corporate governance practices regularly.

Guideline 11: **Define limits to management's responsibilities by developing position descriptions for the board of directors as well as the President and Chief Executive Officer.**

Compliance: YES

Comment: The Board operates under written terms of reference. The Board has approved written position descriptions for the position of President, Chairman and Director. Charters have been adopted for each of the committees outlining their principal responsibilities.

Guideline 12: **Establish procedures to enable the board to function independently of management.**

Compliance: YES

Comment: The Company monitors best practice recommendations with regard to corporate governance requirements. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence of the Company's Management.

Guideline 13: **Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities.**

Compliance: YES

Comment: All three members of the Audit Committee are non-management, unrelated and independent directors. The Audit Committee performs its duties in accordance with its charter.

Guideline 14: **Implement a system to enable individual directors to engage outside advisors at the corporation's expense.**

Compliance: YES

Comment: Individual directors may, with the concurrence of the Corporate Governance and Nominating Committee, engage outside advisors at the expense of the Company.

82-34114

Imperial Metals

IMPERIAL METALS CORPORATION

Form of Proxy

ANNUAL AND SPECIAL MEETING OF MEMBERS OF

IMPERIAL METALS CORPORATION (the "Company")

TO BE HELD AT: WELCH ROOM, YWCA
4TH FLOOR, 535 HORNBY STREET, VANCOUVER, BRITISH COLUMBIA

ON: WEDNESDAY, JUNE 9, 2004, AT 2:00 P.M. (VANCOUVER TIME)

The undersigned Member ("Registered Shareholder") **of the Company hereby appoints,** J.Brian Kynoch, President of the Company, or failing this person, Andre H. Deepwell, Chief Financial Officer and Corporate Secretary of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

THIS PROXY FORM IS <u>NOT VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1.	To elect as Director, K. Peter Geib		
2.	To elect as Director, J. Brian Kynoch		
3.	To elect as Director, Pierre Lebel		
4.	To elect as Director, Larry G.J. Moeller		
5.	To appoint Deloitte & Touche, LLP as Auditors of the Company at a remuneration to be fixed by the Directors		
		For	Against
6.	To approve an amendment to the Company's stock option plan as described in the accompanying Information Circular		

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder intends to vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***Computershare Trust Company of Canada*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:*

Computershare Trust Company of Canada
Proxy Dept. 100 University Avenue 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

Imperial Metals

IMPERIAL METALS CORPORATION

(the "Company")

Supplemental Mailing List Return Card

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Fax: Within North America: 1-866-249-7775
or Outside North America: (416) 263-9524

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ______________

I confirm that I am a **REGISTERED** owner of common shares of the Company.

SIGNATURE OF
SHAREHOLDER: ______________________ DATE: ____________

CUSIP: 452892102

SCRIP COMPANY CODE: IIRQ

02-341

Imperial Metals

IMPERIAL METALS CORPORATION
(the "Company")

Supplemental Mailing List Return Card

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

Fax: Within North America: 1-866-249-7775
or Outside North America: (416) 263-9524

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________

I confirm that I am a **BENEFICIAL** owner of common shares of the Company.

SIGNATURE OF SHAREHOLDER: ______________________ DATE: __________

CUSIP: 452892102

SCRIP COMPANY CODE: IIRQ

82-34714

CONSENT OF AUTHOR

RECEIVED
2004 JUN -3 A 10: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: British Columbia Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

I, Greg Gillstrom, do hereby consent to the filing with the securities regulatory authorities the written disclosure of the technical report titled *Technical Report, Mount Polley Mine 2004*, prepared for Imperial Metals Corporation, dated May 18, 2004 (the "Technical Report"), and any extracts from or a summary of the Technical Report.

Dated: May 19, 2004

Greg Gillstrom

Greg Gillstrom, P.Eng,

82-34714

43-101Technical Report

Mount Polley Mine 2004
Likely, B.C., Canada

Imperial Metals Corporation
Vancouver, B.C., Canada

by

Greg Gillstrom, P.Eng
Geological Engineer
Vancouver, B.C., Canada

May 18, 2004

Imperial Metals

May 19, 2004

J. Brian Kynoch
Imperial Metals Corporation
200-580
Hornby Street
Vancouver, BC
V6C 3B6

Dear Mr. Kynoch:

Re: Technical Report Mount Polley Mine 2004

Please find attached the Technical Report you requested updating the technical aspects of the Mount Polley Mine with respect to the discovery of the Northeast Zone Deposit. The five year mining plan summarized in this report was previously published in 2002 and was produced as a team effort by Mount Polley engineering and metallurgical staff after shutdown in 2001. This plan is now subject to change due to the discovery of the Northeast zone deposit.

I am the Qualified Person responsible for the report's preparation in accordance with National Instrument 43-101.

Sincerely,

Greg Gillstrom

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA G. O. GILLSTROM

Greg Gillstrom, P.Eng,

Imperial Metals

CERTIFICATE OF AUTHOR

Greg Gillstrom, P.Eng
Mount Polley Mining Corporation
200-580 Hornby Street
Vancouver, BC V6C 3B6

I, Greg Gillstrom, am a registered Profession Engineer with the Association of Professional Engineers and Geoscientist of British Columbia.

I graduated from the University of British Columbia with a Bachelor of Applied Science in Geological Engineering in 1990, and from the British Columbia Institute of Technology with a Diploma of Technology in Electrical Engineering in 1984.

I have been practicing my profession continuously since graduating from UBC. I have been involved in numerous exploration and mining projects, mostly in base and precious metals. As a result of my experience and qualifications, I am a Qualified Person as defined in N.I. 43-101.

I was employed as the Chief Mine Geologist at the Mount Polley mine from September 1999 to suspension in September 2001. I was rehired by the Mount Polley Mining Corporation in January of 2004 to assist in the reopening of the Mount Polley Mine. A majority of the geological work and verification of the data contained in this report is based on my work done as Chief Geologist at the Mount Polley mine. The 2002 five year Feasibility Study summarized in this report was produced as a team effort by Mount Polley engineering and metallurgical staff after shutdown in 2001. The author reviewed and recompiled this material in August of 2002 to produce the 2002 Mount Polley 43-101 technical report.

Major Contributors from the 2002 Mount Polley Mine Staff:

- Don Parsons, Mine Superintendent
- Art Frye, Senior Mining Engineer
- Greg Smyth, Environmental Coordinator
- Brock Taplin, Senior Metallurgist
- Doug Watt, Metallurgist

Major Contributors from Imperial Metals Staff on the new Northeast Zone:

- Pat McCandless, VP Exploration
- Steve Robertson, Senior Geologist

Imperial Metals

Table of Contents

1 Summary ... 8
1.1 Summary Introduction ... 8
1.2 Reserves ... 10
1.3 Mining ... 10
1.4 Milling ... 10
1.5 Environmental ... 11
1.6 Production Statistics ... 11
1.7 Exploration ... 11
2 Introduction and Terms of Reference ... 13
3 Disclaimer ... 14
4 Property Description and Location ... 15
4.1 Location and Claim Status ... 15
4.2 Regulatory Permits ... 17
4.2.1 Permit M-200 – Work Systems Approval ... 17
4.2.2 Permit PE 11678 – Effluent Permit ... 17
4.2.3 Permit PR 14590 – Solid Waste Disposal ... 18
4.2.4 Permit PA 15087 – Air Discharge ... 18
4.2.5 Permit PE 15968 – Discharge of Biosolids ... 18
4.3 Reclamation ... 18
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography ... 20
6 History ... 21
6.1 Ownership and Exploration History ... 21
6.2 Mining History ... 22
7 Geological Setting ... 23
8 Deposit Types ... 24
9 Mineralization ... 25
9.1 Structure ... 25
9.2 Waste Rock Characterization Common To All Zones (Pits) ... 27
9.3 Ore Characterization ... 28
9.3.1 Cariboo Pit Ore Characterization ... 28
9.3.2 Bell Pit Ore Characterization ... 30
9.3.3 Springer Pit Ore Characterization ... 32
9.3.4 C2/207 Zone Ore Characterization ... 35
9.3.5 Southeast Zone Ore Characterization ... 35
9.3.6 Northeast Zone Ore Characterization ... 36
9.4 Ore Control ... 38
9.4.1 Historical Method Used in the Cariboo and Upper Bell Pits ... 38
9.4.2 Proposed Method for Springer, Bell and Northeast Pits ... 38
10 Exploration ... 39
10.1 Exploration History ... 39
10.2 Exploration Potential ... 41
10.2.1 Northeast Zone ... 41

10.2.2 Bell Zone ... 45
10.2.3 Springer Zone ... 48
10.2.4 Additional Areas ... 50
11 Drilling ... 51
12 Sampling methods and Approach ... 52
13 Sampling Preparation, Analyses and Security ... 53
14 Data Verification ... 54
15 Adjacent Properties ... 55
16 Mineral Processing and Metallurgical Testing ... 56
16.1 Springer Pit ... 56
16.1.1 Grind / Throughput ... 56
16.1.2 Flotation ... 57
16.1.3 Dewatering ... 58
16.2 Bell Pit ... 59
16.2.1 Grind / Throughput ... 59
16.2.2 Flotation ... 59
16.2.3 Dewatering ... 59
16.3 Northeast Zone Pit ... 60
17 Mineral Resource and Mineral Reserve Estimates ... 61
17.1 Ore Reserves ... 61
17.2 Block Model Methodology ... 63
17.2.1 Missing Gold and Oxide Copper Grades ... 65
17.2.2 Compositing the Drill holes ... 65
17.2.3 Kriging the Mineralization Indicators ... 65
17.2.4 Kriging Parameters For The Indicators ... 66
17.2.5 Interpolation Parameters For The Grades ... 66
17.2.6 Interpolation Parameters For Oxide Ratio ... 67
17.2.7 Projected Ore Control Grades in The Bell Zone ... 67
18 Requirement for Technical reports on Production Properties ... 68
18.1 Past Mining Operations ... 68
18.2 Mine Design Parameters ... 69
18.3 Geotechnical Design Parameters ... 69
18.3.1 Springer Pit ... 69
18.3.2 Bell Pit ... 70
18.4 Planned Pit Designs ... 70
18.5 Mine schedule ... 72
18.6 Planned Mine Operations ... 72
18.6.1 Drilling ... 72
18.6.2 Blasting ... 72
18.6.3 Loading ... 72
18.6.4 Hauling ... 72
18.7 Tailings Storage Facility ... 73
18.7.1 System Configuration ... 73
18.7.2 System Care and Maintenance ... 74
18.7.3 Cariboo Pit Reservoir ... 74

18.8 Plant Status 74
18.8.1 Existing Plant 74
18.9 Concentrate Transportation 75
18.10 Contracts 75
18.11 Environmental Considerations 75
18.12 Taxes 75
18.13 Capital and Operating Cost Estimates 75
18.13.1 Capital Costs 75
18.13.2 Operating Costs 76
18.14 Concentrate Transportation 78
18.15 Concentrate Treatment Charges 78
18.15.1 Copper Terms 78
18.15.2 Gold Terms 78
18.16 Economic Analysis 79
18.17 Payback 81
18.18 Mine Life 81
19 Interpretation and Conclusions 82
20 Appendix A: Air Photos 83
21 Appendix B: Bibliography of Past Mt. Polley Reports 86

Imperial Metals

TABLE OF FIGURES

Figure 1.1 Location Map 9
Figure 1.6 Production statistics 11
Figure 1.7 Mount Polley Mine Proposed Final Pits 12
Table 4.1 Status of Claims May 2004 15
Figure 4.1 Mt. Polley Claim Map 16
Table 6.2 Production Statistics to 2001 Mine Closure 22
Figure 9.1 Structural Geology of the Core Mount Polley Zones 26
Figure 9.3.1 Mount Polley Simplified Geology 29
Figure 9.3.2 Bell Pit Section 3950N Geology: *(see 9.3.1 for key)* 31
Figure 9.3.3 Central Springer Geology, Section 3550 North, *(see 9.3.1 for key)* 34
Table 10.2.1 Significant Assay Intervals: 2003/04 Northeast Zone Drilling 42
Figure 10.2.1 Northeast Zone 2003/04 Drilling Plan Map 44
Figure 10.2.2 Bell Zone Section 3965N 45
Figure 10.2.2 Significant Assay Intervals: 2003/04 Bell Zone Drilling 46
Figure 10.2.3 Springer Zone, Section 3250N 48
Figure 10.2.3 Significant Assay Intervals: 2003/04 Bell Zone Drilling 49
Figure 15 Resurveyed PM8 Claim Boundary 55
Table 17.2 Mount Polley Model Zone Details 63
Figure 17.2 Mount Polley Model Zone 2002 64
Figure 18.4 2002 Feasibility: Ultimate Pit Configuration in Plan View 71
Table 18.13.2 Fixed Mine Operating Costs 76
Table 18.13.2 2002 Feasibility Study: Milling and Overhead Costs 77
Figure 18.16 2002 Feasibility Study: Project Sensitivity 79
Table 18.16b Statement of Projected Revenue 80

1 Summary

1.1 Summary Introduction

This report has been written to conform to the specification outlined in NI 43-101F1, for the Standards of Disclosure for Mineral Projects as required in National Instrument 43-101. Greg Gillstrom, P. Eng. is the Qualified Person responsible for the report's preparation in accordance with National Instrument 43-101.

The primary purpose of the report is to update the 2002 Mount Polley technical report. Since the publication of that report (available on SEDAR) a significant new zone has been discovered on the Mount Polley claims. The new Northeast Zone is located 1.5 Km northeast of the Bell pit. This new zone adds significantly to the economic viability of restarting operations at the Mount Polley mine. A feasibility study was under way at the time of this writing to incorporate this new zone into the overall restart plan for the Mount Polley mine. Figure 1.7 shows a projected design view of the final pit configurations at Mount Polley.

The 100% owned Mount Polley open pit copper-gold mine is one of Imperial Metals Corporation's principal mineral properties. It is located in central British Columbia, 56 kilometres northeast of Williams Lake. (see Figure 1.1) Air Photos showing the property and site layout are shown in Appendix A. The property consists of a mineral lease covering 483 hectares and 25 mineral claims and one fractional claim comprising a total of 344 units encompassing approximately 8,908 hectares. (see Figure 4.1)

Mount Polley is a porphyry copper-gold deposit hosted within a brecciated plagioclase porphyry. The principal copper-bearing mineral is chalcopyrite but other copper minerals are present, especially in the Springer oxidized zones. The other minerals include bornite, malachite, chrysocolla, and azurite. Gold is present principally as inclusions in copper sulphide and as free liberated grains.

In late May 1996, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site. Construction at Mount Polley was completed in June of 1997. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Mining continued until September 2001, when operations were suspended due to low metal prices. Reserves in the Cariboo Pit have been exhausted. With the discovery of the Northeast Zone plans are under way to restart operations at the Mount Polley Mine. A new Feasibility Study has been commissioned and should be completed by July of 2004.

Imperial Metals

Figure 1.1 Location Map


IMPERIAL METALS CORPORATION
MOUNT POLLEY
BRITISH
COLUMBIA
Vancouver

1.2 Reserves

Approximately 27.7 million tonnes of ore, grading 0.563 g/mt gold and 0.332% copper have been mined at Mount Polley. The remaining reserves for the Springer and Bell Zones are as follows:

Probable Mineral Reserves
(Aug 31, 2002)

	Tonnes	Total Copper (%)	Oxide Ratio (%)	Gold (g/mt)	Strip Ratio
Springer Pit	24,617,500	0.373	17.0	0.342	2.83
Bell Pit	5,538,829	0.327	3.5	0.348	3.21
Total	30,156,329	0.365	14.5	0.343	2.90

The reserves were calculated at metal prices of US$1.10 per pound of copper and US$330 troy ounce of gold, along with the anticipated costs and recoveries of metals based on the operating history at Mount Polley. These reserves are unchanged from those previously published by Imperial Metals Corporation in January 2002 and do not include any of the new 2003/04 drilling. These reserve figures will be updated upon the completion of the feasibility study now under way and will include the new Northeast zone.

1.3 Mining

The past mining design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997, after which Mount Polley used it's own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell Pits, of which 27.7 million tonnes were ore. Throughout the mine life low-grade material was segregated in response to low metal prices. This material is defined as that which was uneconomic at the current metal prices, but would be economic at the original Feasibility Study metal prices. Following the suspension of operations, 2.7 million tonnes of low grade material grading 0.242% copper and 0.337 g/mt gold and 200,000 tonnes of high grade material grading 0.286% copper and 0.420 g/mt had been stockpiled for future processing.

1.4 Milling

After the mine closure in September of 2001, orderly shutdown procedures were followed, and the mill is now maintained on standby, pending the expected reopening. In the last year of mining the Mount Polley concentrator processed a total of 5.4 million tonnes. Metal recoveries and throughput rates are shown in section 1.6.

1.5 Environmental

Reclamation research initiated in 1998 at the Mount Polley mine continued to suspension in 2001. Construction of wrap around sections for the East Rock Disposal Site (RDS) began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.
Permits are pending for the construction of two additional RDS's on the west side of the proposed Springer Pit. These RDS's will decrease the cost of developing the Springer Pit, as rock haulage distances will be reduced.

1.6 Production Statistics

Figure 1.6 Production statistics.

	Nine Months Ended	*Year ended December 31*	
	Sept 30, 2001	*2000*	*1999*
Ore milled (tonnes)	*5,149,703*	*6,949,600*	*7,090,465*
Ore milled per calendar day (tonnes)	*18,863*	*18,988*	*19,426*
Ore milled per operating day (tonnes)	*19,826*	*20,683*	*21,299*
Grade (%) – Copper	*0.329*	*0.317*	*0.343*
Grade (g/t) – Gold	*0.524*	*0.493*	*0.566*
Recovery (%) – Copper	*76.178*	*70.39*	*69.35*
Recovery (%) – Gold	*74.065*	*75.46*	*77.40*
Copper produced (lbs)	*28,484,075*	*34,180,843*	*37,100,904*
Gold produced (ounces)	*64,258*	*83,194*	*99,585*

1.7 Exploration

In the final year of mining (2001), a total of 170 percussion holes for 9,421.4 metres and 41 core holes of 6,696 metres were completed. The areas that received work were the Bell, Cariboo, Springer, and North Springer Zone. This drilling was successful in discovering and defining new high-grade copper/ gold mineralization in the north Springer Zone. The drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings, from these zones, were used for metallurgical test work.

In August of 2003, Imperial Metals discovered a new copper-gold zone by prospecting north of the Bell pit. The new discovery, named the "Northeast Zone", is approximately 1.5 km northeast from the partially mined Bell pit. Trenching and drilling have revealed a hydrothermal breccia over a 350 metre strike length. This breccia remains open along strike to the southeast. Related breccias continue in all other directions, enhancing the potential for further discoveries. A total of 73 new drill holes have been completed in this zone.

To date 41 new holes have been drilled the Bell and Springer Zones in 2003 and 2004. This new drilling will be incorporated into the new ore reserve estimate. An extensive exploration program is planned for the Mount Polley property during the summer of 2004, which will include property mapping, along with some new geophysics, trenching and follow up drilling.

Figure 1.7 Mount Polley Mine Proposed Final Pits


Northeast Zone
Bell Zone
Springer Zone
Mill & Crusher Site

2 Introduction and Terms of Reference

This report has been prepared by Imperial Metals Corporation to update the previously published 2002 43-101 technical report with respect to the discovery the of Northeast Zone on the Mount Polley property.

The scope of work for this report includes the following:

- Review of the new 2003/2004 drilling on the Mount Polley claims.
- A review of the property geology and exploration potential
- Summary of the previously published feasibility study and a overview of past mining operations at Mount Polley (Springer and Bell Pit 43-101 Report 2002).

Greg Gillstrom, P. Eng., served as the Qualified Person responsible for the preparation of this report as defined in National Instrument 43-101.

The Author, Greg Gillstrom P.Eng was the Chief Mine Geologist at the Mount Polley Mine from September 1999 to suspension in September 2001. The author was rehired in January of 2004 by Mount Polley Mining Corporation to assist in the restarting of the mine.

3 Disclaimer

A majority of the geological work and verification of the data contained in this report is based on work done by the author during his employment as Chief Geologist at the Mount Polley mine.

All geological maps and section were interpreted and drawn by the author.

Art Frye (Senior Engineer, Mount Polley Mining Corporation) provided technical assistance in block modeling and ore reserve calculations for the Springer, Bell and Northeast Zones.

Information and calculations with regards to past mining, metallurgy, and environmental issues contained in this report were produced as a team effort by Mount Polley engineering and metallurgical staff after shutdown in 2001. This material was reviewed and recompiled by the author in August of 2002 and previously published in a 2002 43-101 report entitled Feasibility Study: Springer and Bell Pits Mount Polley Mine.

Don Parsons, a mining engineer and the Mount Polley Mine Superintendent from start-up in May 1997 to suspension in September 2001, produced a majority of the mining section of that report.

4 Property Description and Location

4.1 Location and Claim Status

The Mount Polley mine is located 56 kilometres northeast of Williams Lake, BC, on NTS Mapsheet 93A/12. The Mount Polley property consists of twenty-five mineral claims, one fractional claim, and one mining lease, with 344 units (Figure 4.1). The Mining Lease (3457310) covers 483 hectares. *Mount Polley Holding Company Limited* owns all claims.

Table 4.1 Status of Claims May 2004

TITLE NAME	TITLE #	UNITS	TYPE	RECORD DATE	EXPIRY DATE	REQ'D EXP.
MINING LEASE	345731	1	ML	22-Aug-96	22-Aug-04	4,840.00
POL 1	392620	20	MC4	10-Apr-02	08-Apr-06	4,000.00
POL 5	392622	1	MC2	11-Apr-02	08-Apr-06	200
MP 1	407181	4	MC4	05-Dec-03	08-Apr-06	400
MP 2	407182	3	MC4	07-Dec-03	08-Apr-06	300
POL 4	392621	1	MC2	11-Apr-02	08-Apr-06	200
CB 9	204474	20	MC4	04-May-81	09-Apr-12	4,000.00
CB 19	204476	20	MC4	04-May-81	09-Apr-12	4,000.00
CB 20	204477	20	MC4	04-May-81	09-Apr-12	4,000.00
PM-13	207244	12	MC4	26-Sep-90	09-Apr-12	2,400.00
PM-12	206801	15	MC4	21-Feb-90	09-Apr-12	3,000.00
PM-4	206449	20	MC4	14-Sep-89	09-Apr-12	4,000.00
CB 16	204475	20	MC4	04-May-81	09-Apr-12	4,000.00
PM-9	206798	6	MC4	23-Feb-90	09-Apr-12	1,200.00
PM-7	206452	12	MC4	17-Sep-89	09-Apr-12	2,400.00
PM-6	206451	20	MC4	29-Sep-89	09-Apr-12	4,000.00
PM-10	206799	6	MC4	23-Feb-90	09-Apr-12	1,200.00
PM-11	206800	15	MC4	23-Feb-90	09-Apr-12	3,000.00
PM-3	206448	20	MC4	17-Sep-89	09-Apr-12	4,000.00
IMC 4 FR.	340020	1	MCF	22-Sep-95	08-Apr-13	200
IMC 3	340019	5	MC4	22-Sep-95	08-Apr-13	1,000.00
IMC 2	340018	15	MC4	21-Sep-95	08-Apr-13	3,000.00
PM-8	206453	20	MC4	17-Sep-89	08-Apr-13	4,000.00
CB 5	204472	20	MC4	04-May-81	08-Apr-13	4,000.00
CB 1	204470	20	MC4	04-May-81	08-Apr-13	4,000.00
PM-5	206450	20	MC4	29-Sep-89	08-Apr-13	4,000.00
CB 8	204473	8	MC4	04-May-81	08-Apr-13	1,600.00

Figure 4.1 Mt. Polley Claim Map


CB1
P
M
13
POL1
CB5
PM7
PM8
MP1
CB8
PM5
MINING
LEASE
345731
IMC2
CB9
MP6
PM3
PM4
POL2
CB16
CB19
CB29
PM9
PM12
PM11
PM10
N
Mount Polley Claims
Non-Mount Polley Claims
2.5 km
MOUNT POLLEY PROPERTY
CLAIM MAP 2004
093A12E-B

4.2 Regulatory Permits

All necessary mining permits were obtained for the construction and operation of the Mount Polley Mine. An outline of the major permits required for operation of the Mount Polley mine are:

4.2.1 Permit M-200 – Work Systems Approval

The Ministry of Energy and Mines, Mines Branch, Energy and Minerals Division issued this permit. It was last amended on May 30, 2001. This permit allows for open pit mining, disposal of waste in designated rock disposal sites, construction of the tailings storage facility (TSF), characterization of waste rock, soil and tailings, monitoring of drainage from various mine components and all aspects of reclamation.

The latest update of May 30, 2001 permitted the construction of the TSF to 945-metre elevation. Presently, the TSF is at 942.5 metre elevation. Previous amendments permit the disposal of waste into the East rock disposal site (RDS), the North RDS and the backfill of the Cariboo Pit. Further, any potentially acid generating material (PAG) is permitted for disposal in the Cariboo Pit below the flood elevation of 1130 metre elevation.

An amendment covering the characterization and disposal of Springer Pit waste into the West 1130 & 1080 RDS is pending. An additional amendment will be required to allow for the mining of the Northeast Zone.

4.2.2 Permit PE 11678 – Effluent Permit

The Ministry of Water, Land and Air Protection issued this permit. It was last amended on December 21, 2001. This permit covers all aspects of surface water, groundwater, biological and hydrological monitoring. It also includes any climatology collected onsite as well as the discharge of tailings to the TSF.

The latest amendment changes the operational monitoring program to a care and maintenance-monitoring program. Thus, monitoring has been decreased while the mine is idle. The most significant change is the suspension of the biological monitoring program that is conducted once every three years. At present, it has only been conducted once while in operation. When Mount Polley Mine reopen, this program will be reinstated. In addition, new Federal Metal Mining Effluent Regulations (MMER, formerly MMLER) were implemented in 2002. These regulations include new Environmental Effects Monitoring (EEM), which is the Federal equivalent of the Provincial Biological monitoring program. The existing biological monitoring program at Mount Polley will likely have to altered to be meet the new federal EEM program once the mine reopens.

With respect to the discharge of tailings to the TSF, Mt. Polley is presently permitted for the disposal of 20, 000 tonnes per day (tpd).

4.2.3 Permit PR 14590 – Solid Waste Disposal

The Ministry of Water, Land and Air Protection issued this permit under the Waste Management Act. It allows for the disposal of solid waste to the landfill, with the exception of lunchroom waste, which must be stored in bear proof bins and removed from the site. In addition, it outlines the recycling of metal, oil, grease, cardboard and rubber. This permit will be maintained throughout the care and maintenance period. No amendments are required upon reopening.

4.2.4 Permit PA 15087 – Air Discharge

The Ministry of Water, Land and Air Protection issued this permit under the Waste Management Act. It allows for the discharge of assay lab exhaust. It will be maintained during the care and maintenance period. No amendments are required for this permit upon reopening.

4.2.5 Permit PE 15968 – Discharge of Biosolids

The Ministry of Water, Land and Air Protection issue this permit under the Waste Management Act. It allows for the storage and use of biosolids from the Greater Vancouver Regional District (GVRD) at Mount PolleymMine. Biosolids will be used as a soil supplement to aid in the reclamation of areas disturbed by mining. This permit will be maintained during the care and maintenance period. No amendments are required upon reopening of the mine should we decide to receive more product.

The biosolids storage facility (BSF) located near the TSF will require some upgrading in order to store more product. As it is immediately next to the rock borrow, it can be upgraded at very low cost, especially if it coincides with TSF construction.

4.3 Reclamation

Reclamation at Mount Polley to date has mostly consisted of reclamation research. Two phases of research have been initiated, which include the tops of the RDS and the slopes of the RDS. This has been conducted on the 1170 metre platform and slope of the East RDS. Results have been excellent and are presented each year in the Annual Reclamation and Environmental Report.

Some reclamation has been conducted in the form of resloping of the 1150 East RDS. Approximately 2.24 ha have been resloped to date. In addition, approximately 5.83 ha of the 1170 RDS have been resloped and reclaimed. The present estimated costs for reclamation are $2,050,100. The estimated costs for reclamation after four more years of mining are $2,825,000. This is based on using the Cariboo Pit, North RDS and West 1080 RDS as the waste disposal locations.

The province requires that reclamation security be placed to ensure that reclamation is completed. Mount Polley has fulfilled this obligation as follows:

- Putting in place a cash bond of $529,433.32 that is held by the province,

- Granting the province first security over the milling assets of Mount Polley up to a recovered value of $2,000,000.

5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mount Polley mine is located in south-central British Columbia, eight kilometres southwest of the village of Likely and 56 kilometres northeast of Williams Lake, on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W.

Road access from Williams Lake is 15 kilometers southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway to Morehead Lake, and then 12 kilometres east on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most parts of the property.
Travel time from Williams Lake is approximately 75 minutes

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division, which is characterized by rolling topography and moderate relief. Elevations range from 920 meters at Polley Lake to 1266 metres at the summit of Mount Polley.

Forest cover consists of red cedar, Douglas fir and sub-alpine fir, with lesser black cottonwood, trembling aspen and paper birch. Much of the area has been clear-cut by commercial logging.

Mean monthly temperatures range from 13.7°C in July to –10.7° in January. Precipitation averages 755 mm with 300 mm falling as snow.

6 History

6.1 Ownership and Exploration History

The Mount Polley deposit was first discovered as a result of follow-up prospecting of an aero magnetic anomaly in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964.

In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited.

In 1969 Teck Corporation assumed control of Cariboo-Bell. Teck continued to work the property until 1978.

In 1978 Highland Crow Resources, an affiliate of Teck, acquired control.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys.

In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial Metals Corporation.

In 1987, Imperial Metals merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others.
During the period between 1988 and 1990, Imperial Metals Corporation conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 meters, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys.

In 1990 Wright Engineers completed a positive feasibility study that incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations, and environmental impact assessments.

In 1994, Gibraltar Mines Ltd., under an option agreement with Imperial Metals, drilled seven core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation.

Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an in-house feasibility study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada Ltd. that culminated in the formation of Mount Polley Mining Corporation (MPMC) in April 1996.

In December 2000, Imperial acquired Sumitomo's 47.5% interest in the Mount Polley mine for $4.5 million cash, increasing Imperial's holding to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine continuing to operate.

Following the acquisition of Sumitomo's interest in the Mount Polley mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million.

6.2 Mining History

In late May 1996, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site. Construction at Mount Polley was completed in June of 1997. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Mining continued until September of 2001, when operations were suspended due to low metal prices.

Table 6.2 Production Statistics to 2001 Mine Closure

	Nine Months Ended	*Year ended December 31*	
	Sept 30, 2001	*2000*	*1999*
Ore milled (tonnes)	*5,149,703*	*6,949,600*	*7,090,465*
Ore milled per calendar day (tonnes)	*18,863*	*18,988*	*19,426*
Ore milled per operating day (tonnes)	*19,826*	*20,683*	*21,299*
Grade (%) – Copper	*0.329*	*0.317*	*0.343*
Grade (g/t) – Gold	*0.524*	*0.493*	*0.566*
Recovery (%) – Copper	*76.178*	*70.39*	*69.35*
Recovery (%) – Gold	*74.065*	*75.46*	*77.40*
Copper produced (lbs)	*28,484,075*	*34,180,843*	*37,100,904*
Gold produced (ounces)	*64,258*	*83,194*	*99,585*

7 Geological Setting

The Mount Polley deposit is hosted in an alkalic intrusive complex within the Central Quesnel Belt (CQB), a part of Quesnellia extending along the eastern margin of the Intermontaine Belt in south-central British Columbia. The CQB is composed of Upper Triassic to Lower Jurassic sedimentary and volcanic rocks of island arc and oceanic origin extending along the western margin of the Omineca Crystalline Belt. The Nicola Group rocks are thought to have formed in a Late Triassic volcanic arc, east of a subduction-accretion complex.

Stocks within the CQB are interpreted to be coeval with the more broadly distributed volcanic rocks, likely as volcanic centers; northwest-trending faults appear to control the emplacement of these centers. The Polley Stock, (dated at 202 Ma and composed of syenite, monzonite, monzodiorite and diorite), intrudes Nicola Group volcanics and alkali basalts.

8 Deposit Types

Mount Polley is an alkalic porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite.

The orebodies consists of intrusion and hydrothermal breccias as well as porphyritic dikes related to monzonitic intrusions. The core of the system consists of the Cariboo, Bell and Springer deposits, which are truncated in the west by the north-northwest striking Polley Fault. This fault separates mineralization into two sub-areas, the Central orebody and the West orebody. The Central area has been subdivided into the Cariboo, Bell, and C2/207 zones. The West area includes the South and central Springer and the Springer North Extension zone.

The Northeast Zone, discovered in 2003, lies 1.5 km to the northeast of the main deposits, near the northern boundary of the Polley Stock with the Nicola Group volcanics.

Lastly, a smaller deposit east of the Cariboo Pit, known as the Southeast zone, was identified in 2000/01.

Each zone has distinctive characteristics of mineralization, alteration, and oxidation, which affect their milling and metallurgical response.

9 Mineralization

9.1 Structure

There are four main phases of faulting in the Polley deposit. All are post mineralization, creating separate, mostly vertical, faulted blocks of copper/gold rich breccia. During mining, the ore-waste contacts in the Cariboo and Bell Pits were found to be sharp and controlled by these structures. (See Figure 9.1)

The Polley Fault, a north-northwest trending structure, with a steep easterly dip, typifies the first phase of faulting. It is one of the largest structures in the deposit area and divides the Springer and the Cariboo Pits. In the southwest corner of the Cariboo Pit, the fault consists of gougy fault breccia, clay gouge, and highly sheared and fractured rock over a maximum thickness of over fifty metres and likely represents late movement along an older regional fault structure. The Polley fault also forms the western limit of the C2 Zone, in the south. Several other faults follow the same north/south trend, including the Cariboo and East Cariboo Fault. The East Cariboo Fault defines the eastern edge of mineralization in the Cariboo and Bell Pits. The second phase of northwest-trending faults transects the Cariboo, Springer, Bell, and C2 deposits. These structures, including the Chrysocolla, Lower Oxide Boundary Fault, North Cariboo, and C2 Fault, tend to be highly fractured and gougy over several metres thickness. These structures form most of the in pit "ore type" boundaries.

A third phase of east/west trending faults forms the southern boundary of the Cariboo and the Springer Pits. Examples include the Cariboo and Springer South Boundary faults (Ian's fault) and Bell Diorite Fault.

A final, late stage of north/south trending faults, cross most of the geological and structural boundaries in all zones. These structures are infilled with distinctive green augite porphyry dykes and are found everywhere on the property. Experience in mining the Cariboo Pit showed these dykes perch ground water between them, hampering production drilling. It was found that laying the first blast pattern on each bench across these dykes and breaking them up, was successful in helping dewater the bench.

In the Northeast Zone mineralization appears to be localized to a SE-NW trending, steep-sided body hosted in intrusion breccia and associated dikes. Three dimensional modeling based on drill hole data suggests the body tapers downwards and dikes are generally north-south trending. Post-mineral faults are generally narrow (less than a metre) and marked by rubble or gouge, and commonly coincide with dike margins. A sheared augite porphyry (AP) dyke marks the termination of chalcopyrite mineralization and the northeast boundary of the deposit. Faulting oblique or transverse to the trend of the Northeast Zone may be more significant, however, and possibly responsible for apparent horizontal and vertical offsets identified in drill core and geophysical interpretations. Recent mapping has provisionally identified shear fractures with a variety of trends from northeast to east, with sub-horizontal slip indicators, which could be implicated in post-mineral displacements. Preliminary mapping and trenching over the Northeast Zone has revealed a set of sub-vertical fractures trending approximately north. Northeast Zone rocks are strongly fractured and drilling breaks along veinlets and chlorite-hematite fractures are common.

At present not much is known about the genesis of the Northeast Zone but the area is currently the focus of an extensive exploration program involving diamond drilling, trenching, geophysical surveys (IP and seismic), and detailed surface mapping

Figure 9.1 Structural Geology of the Core Mount Polley Zones


4000 N
3800 N
3600 N
3400 N
3200 N
Bell Pit
Planned Springer Pit
Cariboo Pit
Igneous Breccia (High Cu/Au)
Major Faults
Pit Outline
Imperial Metals Corp.
Mount Polley Mine
Structural Geology
G. Gillstrom, Aug 2002

9.2 Waste Rock Characterization Common To All Zones (Pits)

The types of waste rock common to all zones chiefly consist of diorite, monzonite, plagioclase porphyry, and augite porphyry dykes. Other minor lithologies include volcanic breccias and tuffs, porphyritic augite monzodiorite, and biotite lamprophyre dykes.

- **Monzonite** forms most of the east, west and north walls of the Cariboo Pit, the south and east walls of the Bell Pit, and the west and south walls of the Springer Pit. Monzonite may be a major constituent of the projected waste in the Northeast Zone. This unit is a relatively fresh, white-grey/pink-grey, medium-grained (1-3 mm), equigranular to weakly feldspar-phyric intrusive. It is composed of potassium feldspar and plagioclase feldspar (mostly albite and orthoclase) with accessory minerals including magnetite, augite, biotite, calcite, apatite and epidote.
- **Plagioclase Porphyry Monzonite** forms the south wall of the Cariboo and Springer Pits and is distributed as elongate faulted blocks in the Bell Pit. It is the most common rock type in the Northeast Zone bounding all sides of the known deposit. This unit is a fresh, grey intrusion with a medium-grained monzonitic groundmass and white plagioclase phenocrysts. The rock has a moderate to intense porphyritic texture. Porphyries in the Northeast Zone are generally finer grained and less crowded than in the core of the Mount Polley Stock, including potassium feldspar-phyric dikes.
- **Diorite** occurs at the center of the Cariboo Pit in three distinct structurally controlled blocks, and forms the west wall in the Bell Pit, and the north wall in the Springer Pit. To date, no diorite has been observed in the Northeast Zone. The unit is a fresh, blue-grey/salt-and-pepper, fine to medium-grained, equigranular to weakly porphyritic intrusion. It is mostly composed of plagioclase feldspar with minor pyroxene; accessory minerals include magnetite, biotite, calcite and apatite.
- **Volcanics** occur as a shallow faulted block in the center of the Bell Pit. The unit is fresh, dark green/grey andesite with a fine-grained matrix. The matrix is mainly composed of pyroxene and plagioclase. Occurs brecciated in some areas with rare sub-economic copper mineralization.
- **Augite Porphyry (AP) Dykes** occur as infillings in late stage north south trending faulting. These distinctive green dykes cross most of the geological and structural boundaries in all zones. **(See structural geology above for pit dewatering and blasting recommendations concerning these dykes)**

9.3 Ore Characterization

9.3.1 Cariboo Pit Ore Characterization

The Cariboo Pit was mined out in September of 2001. (Figure 9.3.1)

In general, high-grade feed from the Cariboo consisted of pink, potassically altered breccia. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic to grey, porphyritic intrusive; the matrix is medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and were more abundant in more strongly mineralized rock.

Magnetite content within the breccia matrix was found to be highly variable depending on location and correlated strongly with copper and gold grades. Very high-grade (Cu-Au) magnetite pipes occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was most abundant only in a structurally controlled zone in the center of the pit.

Ore in the Cariboo Pit can be divided into four distinct zones: the South Zone, the Central Zone, the North Zone and the East Lobe Zone.

- The **South Zone** ore was moderately soft, more altered and relatively higher-grade, with larger blebs and veinlets of chalcopyrite. It had a moderate oxide to total copper oxide ratio of 10 to 30%. The ore had a moderate to high magnetite content and contained several post-mineralization, copper/gold-rich magnetite pipes. The magnetite pipes were two to five metres in diameter.
- The **Central Zone** was fault-bounded and highly oxidized. The ore was strongly altered with common secondary biotite. It had a moderate to high oxide to total copper ratio of 30 to 60 %. Chrysocolla comprises 5% to 25% of the copper mineralization. The chalcopyrite was very finely disseminated.
- The **East Lobe Zone** ore had the highest copper-gold grades and magnetite content. The zone contained several large magnetite pipes (up to twenty metres in diameter), and in many areas the breccia matrix was composed entirely of magnetite. Copper mineralization occurred as disseminated and veined, and occasionally massive chalcopyrite. Minor quantities of bornite, chalcocite,

covellite and digenite also occurred. It had a moderate oxide to total copper ratio of 20 -35 %, but unlike in the Central Zone, chrysocolla was rare. This zone was mined out in 2000, with the magnetite feeders having been truncated at depth. The main mineralization occurred between the 1140 and 1100 benches.

- The **North Cariboo Zone** ore was typically hard, with the breccia matrix appearing less altered than elsewhere in the Cariboo Pit. Mineralization occured as finely disseminated chalcopyrite; other copper sulfides are rare. It has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla was rare to absent.

The waste rock in the Cariboo Pit was composed of all phases of the Polley Stock, with approximately 40% monzonite, 30% plagioclase porphyry monzonite, 20% diorite, and 10% green augite porphyry (AP) dyke.

Figure 9.3.1 Mount Polley Simplified Geology


4200 N
4000 N
3800 N
3600 N
3400 N
3200 N
3000 N
Bell Pit
Planned Springer Pit
Cariboo Pit
1 Augite Porphyry Dyke
2 Plagoclase Porphyry
3 Monzonite
4 volcanics
5 Diorite
6a Igneous Breccia (low Cu/Au)
6b Igneous Breccia (High Cu/Au)
-- Pit Outline
Mount Polley Mine
Springer/Cariboo/Bell Pit Geology
G Gillstrom, Aug 2002

9.3.2 Bell Pit Ore Characterization

The Bell Pit was mined down to the 1120m elevation, in September 2001. (Figure 9.3.2) The Bell Pit is separated from the Cariboo by an unmineralized, fault-bounded, section of monzonite. The Bell ore is typically hard, and like the North Cariboo, the breccia matrix appearing less altered than elsewhere in the Cariboo Pit.

Mineralization occurs as fine to coarse disseminated, and veined chalcopyrite. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. It has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs in a band along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the completion of mining in 2001, exposed on the 1120 bench floor (Figure 9.3.2).

Pyrite occurs (1% to 2%) along fractures in the north/central area of the Pit, where the breccia is adjacent to a small block of fault bounded volcanic andesite. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill floatation circuit was helpful in controlling this concentrate problem. The occurrence of this pyrite dropped significantly on the 1130 and 1120 benches of the Bell, and is assumed to no longer pose a problem. This faulted zone has been in the past erroneously termed as a 'phyllic or pyrite halo', as described in the idealized Lowell and Guilbert Porphyry Model (1970), but is in fact still part of the potassic core of the Mount Polley deposit. The Mount Polley deposit more closely resembles the Diorite Porphyry Model (Holliter 1975, Evans 1980) than the Lowell and Guilbert model, as it lacks both the phyllic and argillic alteration phases.
"*The diorite model deposits differ in a number of ways from the Lowell-Guilbert model; one of the main reasons is that the sulphur concentrations are relatively low in the mineralizing fluids. As a result, very little of the iron oxides in the host rock are converted to pyrite and most of the iron remains in the chlorites and biotites, while excess iron tends to occur as magnetite which may be present in all alteration zones*" (Evans 1980).

The waste rock in the Bell Pit is composed of approximately 50% diorite, 25% monzonite/plagioclase porphyry monzonite, 20% volcanic and 5% green AP dyke.

Imperial Metals

Figure 9.3.2 Bell Pit Section 3950N Geology: *(see 9.3.1 for key)*


SECTION 3950 NORTH, LOOKING NORTH
Asbuilt Bell Pit, Oct 2001
Proposed Pit Outline
5
6a
4
3
6b
6B
2
IMPERIAL METALS
MOUNT POLLEY MINE
DATE:
MAY, 2004
SCALE:
1: 2,000
PROJECT:
BELL PIT

9.3.3 Springer Pit Ore Characterization

A 70,000 tonne bulk sample was mine and milled from the 1170/60 elevation of the Upper South Springer in September of 2001. This sample was used to test the recovery and milling characteristics of the high copper oxide mineralization in this area.

In general, high-grade feed from the Springer pit will consist of pink, potassically altered breccia similar to the Cariboo. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic, to grey porphyritic intrusive. The matrix is composed of medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered, and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and are more abundant in strongly mineralized areas.

Magnetite content within the breccia matrix will also be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. The high-grade (Cu-Au) magnetite pipes that occurred in the South and East Lobe zones of the Cariboo do not seem, from studying the drill core, to be present in the Springer. However, these pipes were never originally identified in the Cariboo Pit, so they may be present in the Springer.

Copper mineralization occurs mostly as disseminated veined and blebbed chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the pit, depending on the zone. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs to 2 cm and will only be abundant in the upper part of the South Springer.

Ore in the Springer Pit can be divided into four distinct zones:

- The Upper South Springer,
- The Lower (Deep) South Springer,
- The Central Springer,
- The Springer North Extension.

The **Upper South Springer** ore has a moderate to very high, oxide copper to total copper ratio of 30 to 70 %. The test run of this ore, in October of 2001, found it to be soft and easy to mill. Total copper mineralization will be comprised of 10 to 30% Chrysocolla, with azurite and malachite making up most of the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. Ore control in this zone will be highly sensitive to metal prices and milling procedures. The ore will have a moderate magnetite content.

The **Lower (Deep) South Springer** is separated from the Upper zone by a series shallow east-dipping faults. This ore has a low copper oxide content, 3 to15%, with Chrysocolla rare to absent. The ore will be moderately hard, similar to the South Cariboo. The copper mineralization will consist mostly of fine to medium grained disseminated chalcopyrite, with rare veinlets and blebs of chalcopyrite. Like all other high grade zones in the Polley deposit minor quantities of bornite, chalcocite, covellite and digenite also occur. New drilling in this zone in 2004 has shown it to be a much larger zone and at a higher copper grade than previously thought. Drilling in this area is not expected to be complete until the fall of 2004. (See Figure 10.2.3)

The **Central Springer** zone has an unoxidized high grade core exposed at the surface. The high grade core of this zone is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Copper mineralization consists mostly of fine to medium grained chalcopyrite. The ore will be moderately hard similar to the ore mined in the lower South Cariboo in 2001. The zone has a typical copper oxide ratio of 5 to 25%. Chrysocolla is rare to absent in the core (Figure 9.3.3).

The **Springer North Extension** ore is typically hard and silicified, with similar milling characteristics as the Bell Pit ore. The high grade core of this zone has a fine grained grey brecciated matrix. The copper mineralization consist of fine grained chalcopyrite, with minor bornite, other copper sulfides are rare. Due to surface weathering the top 10 to 30 meters has a high Copper oxide (30-50%), mostly malachite. Below 30 metres the zone has a low oxide to total copper ratio of 2 to 10 %. Like the Central zone, this high grade core is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Chrysocolla is rare to absent below 30 metres.

The waste rock in the Springer Pit is composed of approximately 55% monzonite/plagioclase porphyry monzonite, 40% diorite, and 5% green AP dyke.

Imperial Metals

Figure 9.3.3 Central Springer Geology, Section 3550 North, *(see 9.3.1 for key)*



1200
1150
1100
1050
1000
950
900
850
4
2
8b
5
Proposed Pit
West Springer Fault
East Springer Fault
SECTION 3550 NORTH, LOOKING NORTH
IMPERIAL METALS
MOUNT POLLEY MINE
DATE:
MAY 2004
SCALE:
1: 2,000
PROJECT:
SPRINGER ZONE

9.3.4 C2/207 Zone Ore Characterization

The C2 zone is located 60 metres south of the Cariboo pit. The old Cariboo pit access ramp runs over the deposit. The 207 zone is east of the C2 zone, a small block of unmineralized intrusive separates the two deposits. The C2 Mineralization is hosted within potassically-altered, magnetite rich, monzonitic breccia. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. It forms a discontinuous thin body, running along strike with the Polley Fault, with the same easterly dip. This body is limited to the north by the C2 fault and by a similarly tending unnamed fault to the south. Oxidation is very strong near surface and adjacent to the Polley Fault. This high over all copper oxide ratio has made this zone uneconomic. The 207 zone is separated from the C2 by several blocks of unmineralized porphyritic monzonite. The mineralization is similar to the C2 zone, but the ore body is much less continuous and is faulted into a series of thin east dipping strips. The waste rock in the C2/207 zone is composed of approximately 60% monzonite/plagioclase porphyry monzonite, 35% poorly mineralized intrusive breccia, and 5% green AP dyke.

9.3.5 Southeast Zone Ore Characterization

The Southeast zone is located 1.4 km south east of the Cariboo Pit. Like the Springer north Extension zone, it has a high grade core bounded on the east and west by faults. The high grade core consists of grey, intensely silicified, non-oxidized, magnetite rich, breccia. White quartz-calcite serves as significant interclast cement, with the intensely altered areas of breccia overprinted by strong clear quartz stockwork. Copper mineralization occurs mostly as fine disseminated chalcopyrite. Mineralization also occurs in intensely potassically altered and silicified plagioclase porphyry dykes, near or within wider breccia bodies. East of the high grade core, a zone of gold-only mineralization occurs in a dark magnetite breccia. The gold in this zone is associated with finely disseminated pyrite. In general, the degree of oxidation, in the Southeast zone drops off sharply after 15 to 20 metres. Most contacts between units are sharp and faulted.

The waste rock in the Southeast Zone is composed of approximately 95% green/grey monzonite/plagioclase porphyry monzonite, and 5% green AP dyke.

9.3.6 Northeast Zone Ore Characterization

Main Zone. Northeast Zone ore is distinctly high grade, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0%, which is approximately three time higher than the other zones.

Heterolithic intrusion breccia is the dominant host rock, with subordinate plagioclase porphyry dikes. Mineralization occurs in hydrothermally brecciated and moderately altered rocks, and in the main zone it is quite pervasive; however, continuity may be interrupted for several metres by post-mineral or otherwise non-brecciated dikes. Ore-waste contacts are relatively sharp in the east, and more gradational in the west.

Alteration is less texturally destructive than in the core of the Mount Polley system. Potassic alteration is the most characteristic and widespread but the intensity varies and does not necessarily correlate with copper-gold grades; secondary magnetite observed as minor blebs and veinlets does not correlate with mineralization. Albite alteration rarely forms substantial replacement but is very common as syn-mineral veins or vein stockworks, and locally as a delicate spotting or mottling. Calcite veining (locally vuggy) and veinlet stockworks are universally present in mineralized and unmineralized rocks in addition to a strong, finely disseminated carbonate overprint. Very minor clay alteration is restricted to fractured or sheared albite veins. A 'gypsum-line' was noted in several drill holes, marking the appearance of veins of clear grey gypsum, outside the mineralized zone.

Chalcopyrite is the dominant copper mineral and as well as being generally disseminated and blebby, it fills veins ranging from mm-scale veinlets and hairline fractures to a few centimetres thick, all typically associated with zones of mild to intense crackle brecciation. The higher copper assays obtained from drill core (5%+ Cu) are primarily due to the presence of the larger veins, which can be several centimetres thick. Intrusion breccia is the dominant host rock and strong concentrations of copper sulfides are common at the internal inclusion contacts. Bornite frequently accompanies chalcopyrite as a fine rim, and locally completely replaces it. Rarely is it the dominant sulphide. Copper minerals in the pre-mineral porphyritic dikes are disseminated or fracture-controlled. If pyrite is present in the high grade rocks it is very fine grained, disseminated and overwhelmed by chalcopyrite. Native copper has been observed as small blebs but is rare.

Mineralized breccia near the surface in the Northeast Zone is moderately to strongly oxidized for up to 10 metres, marked by malachite and azurite on rusty fracture surfaces. Generally, however, surface weathering is not deep, and the contribution of oxidized material to the ore is expected to be small.

Propylitic zone. The margins of the main mineralized zone are sharp and structurally controlled. Outside of the zone and to the west, the intrusive grades to a variably pyritic, prophylitic shell. These prophylitic rocks are expected to characterize most of the Northeast Zone waste material. Primary rock types are similar to the intrusion breccia, plagioclase porphyry dikes and monzonite observed in the main body; the latter two will probably prove to be predominant. Potassic and calcareous alteration decrease in intensity and a dark green, chloritic-pyritic overprint becomes dominant. Where pyrite is found it is disseminated and fine-grained, and does not exceed 1% to 2% by visual estimate. The change in mineralogy is most pronounced in hydrothermal breccias due to greater hydrothermal fluid penetration. Sporadic chalcopyrite occurs for some distance from the main zone as isolated veinlets or small blebs.

9.4 Ore Control

9.4.1 Historical Method Used in the Cariboo and Upper Bell Pits

Most ore-waste contacts in the Cariboo and Bell Pits were found to be sharp and structurally controlled. The major faults in the pits are very linear structures that juxtapose the monzonite and diorite waste against the mineralized breccia; therefore grade control was fairly straightforward. Two milled head values (MHV & MHV2) were calculated for each mined block (5m x 5m). MVH was calculated at today's metal prices, while MVH2 was calculated at the feasibility prices. Blocks valued at greater than 1.00 $/mt at today's prices were staked out as "High Grade" and hauled to the mill. All remaining blocks were recalculated at the feasibility prices (MHV2). Blocks valued at greater than 1.00 $/mt using MVH2 were hauled to the Low Grade Stockpile. All remaining blocks were classified as waste. A High Grade Stockpile, located across from the crusher, was used to stockpile ore during mill down times.

At the completion of mining in October of 2001, the low grade stockpile at Mt Polley had 2.66 million tonnes, total copper at 0.220% and gold at 0.306 g/mt, with an oxide copper ratio of 33%. The high grade stockpile had 208,000 tonnes, total copper at 0.285% and gold at 0.420 g/mt, with an oxide copper ratio of 23.8%.
(Oxide ratio = oxide copper % / total copper %)

9.4.2 Proposed Method for Springer, Bell and Northeast Pits

The above method of separating ore types will continue to work well for the rest of the Bell Pit, in the lower unoxidized areas of the Springer Pit, and the Northeast Pit.
Ore control for the first four to five oxidized benches of the Springer Pit is planned to incorporate some stockpiling and blending. Experience from the Cariboo Pit and the Springer Test Pit showed improvement in copper and gold recovery when a small amount of high grade copper sulfide ore was blended with the oxide ore, (high grade copper sulphide ore being greater than 0.50% total copper). A bend of four or five trucks of oxide ore to one of high sulphide ore, showed a marked improvement in recovery. The much higher-grade ore from the Northeast Zone could be used in this blending.

10 Exploration

10.1 Exploration History

The Mount Polley deposit was first discovered as a result of follow-up prospecting of an aero magnetic anomaly highlighted on a government aeromagnetic map sheet issued in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. The property was mapped, soil and geochemical surveys, and air-borne and ground-bases geophysical surveys were conducted. This was followed by bulldozer trenching and drilling.

In 1969 Teck Corporation assumed control of Cariboo-Bell. During the period from 1966 to 1972 at total of 18,341 metres of core drilling and 8,553 metres of percussion drilling was completed in 215 holes. In 1970 magnetic, seismic and induced polarization (IP) surveys were conducted. Teck continued to work the property in 1972, 1973 and 1975. In 1978 Highland Crow Resources, an affiliate of Teck, acquired control. In 1979 Teck completed six percussion holes for 354 metres.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial Metals Corporation. From 1982 to 1987 E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987, Imperial Metals merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines that subsequently merged with Corona Corporation and finally became Homestake Canada. During the period between 1988 and 1990, Imperial Metals Corporation conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys.

In 1990 Wright Engineers completed a positive feasibility study that incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations, and environmental impact assessments. During 1993-1994, Theresa Fraser from the University of British Columbia completed a Masters thesis on the geology, alteration, and origin of hydrothermal breccias on the deposit. The focus of the study was to document data important to aspects of the genesis of the deposit, particularly breccia distribution, breccia types, distinctive matrix minerals and alteration.

In 1994, Gibraltar Mines Ltd., under an option agreement with Imperial Metals, drilled seven core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation. Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an in-house feasibility study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada that culminated in the formation of Mount Polley Mining Corporation (MPMC) in April 1996.

In 1995 MPMC drilled five core holes for 884 metres to be used for metallurgical test work. Eleven core holes for 1,773 metres tested on-site exploration targets outside the proposed pit limits, including the Kay Lake Basin area and the Road Zone. Seven rotary holes for 932 metres were drilled to source and monitor groundwater near the mill and between the pits and adjacent lakes: these holes were also logged and assayed. A soil geochemistry survey was conducted over a six line-kilometre grid.

In 1996, seven core holes for 992 metres were drilled in areas peripheral to the proposed pits, such as the Road Zone, the Northwest Zone and the S Zone. Lithogeochemical samples were collected from road cuts and new bedrock exposures.

In 1997, fifteen core holes for 1,614 metres were drilled to define the margins of the Cariboo Pit and 17 percussion holes for 702 metres were drilled to provide better ore definition for mine planning. Surface and pit wall geological mapping east of and in the Cariboo Pit were conducted concurrently. Three water well holes for 351 metres were drilled to provide source water for milling and mining operations. Rock chip samples from new road cuts were collected and analyzed.

During 1998, nine core holes for 1,993 metres were drilled within and along the margins of the Cariboo Pit. These holes were designed to prove continuity of mineralization to depth, to determine the orientation of mineralization, to provide definition in under-drilled areas and to determine rock quality for pit design. Core from previously drilled holes within the Cariboo Pit area was relogged and reinterpreted.

In 1999, thirty-three percussion holes for 1,385 metres and eighteen core holes for 4,067 metres were completed. The percussion holes tested for near-surface ore reserves southeast of the Cariboo Pit. The core holes were drilled in the Bell Pit area to test for mineralization to the north and east and to depth, in the Cariboo Pit to test high-grade mineralization at the south end of the pit, and to test targets south of the Cariboo Pit that resulted in the discovery of the C2 Zone. Core from previously drilled holes within the Bell Pit and Cariboo Pit areas was relogged and reinterpreted. The surface geology of the Bell Pit area was mapped.

In 2000, a total of 226 percussion holes for 10, 653 metres and 26 core holes of 4. 875 metres were completed. The areas that received work were the 207, Bell, C2, Cariboo, MP-071, Road, Rad, Southeast and Springer. This drilling was successful in defining previously discovered copper and gold mineralization in the C2 /207 and Southeast zones, and in discovering high-grade copper mineralization north of the proposed Springer pit.

In 2001, a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. The areas that received work were the Bell, Cariboo, Springer, and North Springer Zone. This drilling was successful in discovering and defining new high-grade copper/ gold mineralization in the North Springer Zone. This year's drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings from these zones were used for metallurgical test work. The drilling in the Cariboo and the Bell was used to help in short and long range production planning.

In August 2003 Imperial discovered a new copper-gold zone by prospecting north of the Bell pit. The newly discovered Northeast Zone, is approximately 1.5 km northeast of the partially mined Bell pit, see section 10.2.1 for details.

10.2 Exploration Potential

In the post mine closure 2002 technical report the author recommended five other areas where future exploration that may increase the value of the Mount Polley Property. These areas were the Deep Bell and Deep Springer pits, the area northeast of the Springer Pit, Mt. Polley Mountain itself, and the Lloyd-Nordic Zone. Since that paper the Northeast Zone, a very significant new zone, has been discovered on the Mount Polley Property.

10.2.1 Northeast Zone

In August 2003 Imperial discovered a new copper-gold zone by prospecting north of the Bell pit. The new discovery is approximately 1.5 km northeast from the partially mined Bell pit (See Figure 1.7). Trenching and drilling have revealed a hydrothermal breccia over a 350 metre strike length. This breccia remains open along strike to the southeast. Related breccias continue in all other directions, enhancing the potential for further discoveries.

The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade

Drilling and trenching are ongoing to determine the extent and geometry of this very promising new zone of high-grade mineralization. The exploration program is being conducted under the direction of Patrick McAndless, Vice President Exploration and Stephen Robertson, Senior Geologist. Significant assays intervals for the 2003/04 drilling up to hole 50 are shown in Table 10.2.1. (See Figure 10.2.1 for a plan drill hole location map)

Table 10.2.1 Significant Assay Intervals: 2003/04 Northeast Zone Drilling

Northeast Zone Assay Data Summary						
Mount Polley	From	To	Interval	Assays	Assays	Assays
Drill Hole #	(m)	(m)	Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.1	60.0	57.0	2.54	1.15	17.40
WB03 02	2.6	79.1	76.5	0.74	0.34	5.00
WB03 03	1.5	195.0	193.5	1.33	0.44	10.60
WB03 04	0.6	159.0	158.4	0.34	0.21	2.66
WB03 05	3.7	37.5	33.8	0.49	0.30	5.32
WB03 06	7.1	220.0	212.9	0.98	0.32	6.18
including	7.1	110.0	102.9	1.94	0.57	11.71
WB03 07	13.4	217.5	204.1	1.02	0.40	7.31
including	13.4	126.3	112.9	1.72	0.56	12.33
WB03 08	7.3	81.1	73.8	0.98	0.31	8.04
WB03 09	0.0	132.5	132.5	1.04	0.24	6.53
including	62.5	132.5	70.0	1.69	0.39	10.38
WB03 10	21.3	163.6	142.3	1.16	0.40	8.20
WB03 11	24.4	205.0	180.6	1.00	0.40	7.30
WB03 12	0.0	15.2	15.2	0.72	0.23	6.65
WB03 13	lost	hole				
WB03 14	44.3	213.3	169.0	1.06	0.37	6.65
including	55.0	90.0	35.0	2.02	0.79	12.81
WB03 15	30.0	165.0	135.0	1.16	0.35	9.58
including	47.5	120.0	72.5	1.82	0.55	16.17
WB03 16	15.2	127.5	112.3	0.63	0.20	4.02
including	15.2	37.5	22.3	1.41	0.48	9.61
WB03 17	39.6	74.2	34.6	1.18	0.09	10.91
WB03 18	85.0	97.5	12.5	0.14	0.06	0.06
WB03 19	145.3	265.0	119.7	1.02	0.20	9.61
including	147.5	195.0	47.5	1.73	0.45	20.32
WB03 20	159.1	172.5	13.4	0.17	0.06	0.74
WB03 21	26.5	235.0	208.5	1.18	0.45	9.05
including	26.5	137.5	111.0	1.78	0.79	15.34
WB04-22	95.0	162.5	67.5	2.00	0.94	12.83
WB04-23	62.5	195.0	132.5	1.22	0.53	8.48
including	123.5	185.0	61.5	2.18	0.90	14.37
WB04-24	47.5	195.3	147.8	1.46	0.31	8.92
including	112.5	187.5	75.0	2.50	0.52	15.04
WB04-25	9.1	67.5	58.4	1.86	0.72	15.09
including	25.0	40.0	15.0	4.38	1.92	38.99
WB04-26	130.0	217.5	87.5	0.72	0.22	3.92
including	137.5	190.0	52.5	1.01	0.34	5.90
WB04-27	200.0	241.0	41.0	0.87	0.30	6.68
and	266.6	307.5	40.9	1.36	0.14	3.41

Imperial Metals

WB04-28	239.6	353.3	113.7	0.62	0.25	3.20
including	255.0	297.5	42.5	0.92	0.46	4.13
WB04-29	21.3	158.2	136.9	1.14	0.44	8.57
and	211.8	235.0	23.2	0.54	0.35	3.10
WB04-30	25.0	147.5	122.5	1.64	0.32	11.63
including	52.5	78.3	25.8	3.51	0.96	26.84
WB04-31	40.0	115.6	75.6	0.50	0.20	5.05
including	40.0	64.3	24.3	0.66	0.29	7.99
and	102.5	115.6	13.1	1.00	0.49	7.10
WB04-32	65.0	77.5	12.5	0.45	0.01	3.00
and	149.8	237.5	87.7	0.65	0.16	2.95
including	150.0	187.5	37.5	1.02	0.14	3.31
WB04-33	42.5	45.3	2.8	1.28	0.60	10.02
WB04-34	172.5	180.0	7.5	0.91	0.07	2.30
and	205.5	217.5	12.0	0.51	0.05	2.02
WB04-35	**N.S.I.**					
WB04-36	22.5	55.0	32.5	0.55	0.20	5.42
and	115.0	132.5	17.5	1.04	0.63	6.47
WB04-37	177.5	202.5	25.0	0.62	0.11	4.42
WB04-38	8.2	50.0	41.8	2.16	0.66	12.51
and	80.2	87.5	7.3	0.46	0.17	4.97
WB04-39	12.5	55.0	42.5	1.17	0.43	8.04
WB04-40	7.5	15.0	7.5	0.47	0.16	4.27
and	75.0	95.0	20.0	0.85	0.59	7.18
WB04-41	75.3	79.0	3.7	1.15	0.11	4.71
and	92.3	94.3	2.0	2.21	0.22	6.80
and	120.8	135.3	14.5	1.27	0.93	7.80
WB04-42	160.0	165.0	5.0	0.50	0.13	4.25
WB04-43	48.4	97.6	49.2	2.09	0.93	12.05
including	48.4	67.0	18.6	4.23	2.15	23.53
WB04-44	3.1	47.5	44.4	0.45	0.08	3.36
and	80.0	135.0	55.0	1.52	0.24	10.20
WB04-45	93.6	115.0	21.4	0.42	0.15	2.80
and	137.5	215.0	77.5	1.02	0.38	5.67
WB04-46	25.0	45.0	20.0	0.82	0.99	7.80
and	77.5	86.0	8.5	0.88	0.49	9.03
and	102.5	112.5	10.0	0.43	0.11	3.88
WB04-47	205.0	245.0	40.0	0.98	0.44	5.03
and	282.5	291.7	9.2	0.46	0.15	2.58
WB04-48	172.5	212.5	40.0	0.67	0.36	4.71
including	187.5	199.8	12.3	1.16	0.61	7.79
WB04-49	135.4	140.0	4.6	0.56	0.18	3.80
and	158.6	170.0	11.4	0.75	0.54	4.98
WB04-50	85.0	167.5	82.5	1.30	0.20	9.15

Imperial Metals

Figure 10.2.1 Northeast Zone 2003/04 Drilling Plan Map


Imperial Metals
MOUNT POLLEY PROPERTY
NORTHEAST ZONE
DRILL PLAN MAP
LEGEND
2003/2004 Diamond Drill Hole
METRES
0
50
100

10.2.2 Bell Zone

The Bell Pit was mined to the 1120m bench at the time of closure in September of 2001. The 1130 bench yielded 129,000 tonnes at 0.50% TCu, 0.40 g/mt Au at 5.0% Cu oxide ratio, and the 1120 bench yielded 47,000 tonnes at 0.87% TCu, 0.62 g/mt Au at 3.5% oxide ratio. The ore/waste contact along the west wall diorite was well modeled, but the high-grade zone below the existing 1120 bench needed more drilling. To date 30 new holes have been drilled the Bell zone in 2003 and 2004. Significant assays intervals for the this drilling are shown in Table 10.2.2. This new drill will is being used in the new feasibility study now under way. Figure 10.2.2 shows the new drilling on section 3965N.

Figure 10.2.2 Bell Zone Section 3965N



BD04-26
BD04-06
BD04-05
3.1 - 71.7 m
(0.86% Cu, 0.67 g/t Au) / 68.7 m
includes
(1.15% Cu, 0.86 g/t Au) / 46.8 m
3.1 - 68.9 m
(0.28% Cu, 0.22 g/t Au) / 65.8 m
includes
(0.40% Cu, 0.36 g/t Au) / 16.5 m
106.1 - 168.6 m
(0.91% Cu, 0.86 g/t Au) / 62.5 m
93.7 - 135.0 m
(0.40% Cu, 0.34 g/t Au) / 41.3 m
LEGEND
2004 Diamond Drill Hole
Bell Starter Pit Outline
Mineralized Interval
METRES
0
50
100
Imperial Metals
MOUNT POLLEY PROPERTY
BELL ZONE
DRILL SECTION 3965N
LOOKING NORTH

Imperial Metals

Figure 10.2.2 Significant Assay Intervals: 2003/04 Bell Zone Drilling

Bell Zone Assay Data Summary						
Mount Polley			**Interval**	**Assays**		
Drill Hole #	**from**	**to**	**Length**	**Copper %**	**Gold g/t**	**Silver ppm**
BD04-01	51.85	95	43.1	0.35	0.27	0
BD04-02	70	129.95	59.95	0.35	0.23	0
and	177.5	338.5	161	0.35	0.3	0
BD04-03	18.13	88.2	70.07	0.26	0.18	0
including	30	65.48	35.48	0.31	0.2	0
BD04-04	71.47	130	58.53	0.4	0.29	0
BD04-05	3.05	71.7	68.6	0.86	0.67	1.6
including	24.87	71.7	46.83	1.15	0.86	2.07
BD04-06	3.05	68.88	65.83	0.28	0.22	0.79
including	3.05	19.56	16.51	0.4	0.36	1.24
and	93.7	135	41.3	0.4	0.34	0.8
BD04-07	6.1	87.6	81.5	0.47	0.38	0.67
including	71.3	82.5	11.2	1.36	1.09	1.49
BD04-08	6.1	35	28.9	0.59	0.45	1.11
and	48.7	150	101.3	0.39	0.39	0.63
BD04-09	3.05	20	16.9	0.31	0.1	1.3
and	228.16	255	26.84	0.3	0.22	0.71
BD04-10	70.03	100	29.97	0.26	0.11	0.56
and	145	156.43	11.43	0.36	0.21	1.17
BD04-11	10.84	51.02	40.18	0.21	0.29	0.15
and	67.9	118.46	50.56	0.29	0.39	0.65
BD04-12	80	157.25	77.25	0.37	0.63	0.27
and	171.22	208.27	37.05	0.75	1.12	1.11
BD04-13	54.55	65	10.4	0.34	0.31	0.33
and	109.89	225	115.1	0.414	0.686	0.42
BD04-14	95	146.7	51.7	0.32	0.35	0.23
and	162.85	198.7	35.8	0.4	0.42	0.23
BD04-15	112.5	174.6	62.1	0.381	0.67	0.51
and	198.6	227.5	28.9	0.29	0.38	0.71
and	262.5	288.9	26.4	0.29	0.31	0.56
BD04-16	27.52	70	42.5	0.3	0.21	0.45
BD04-17	3.65	222.5	218.9	0.5	0.43	0.78
BD04-18	170.97	224.2	53.1	0.31	0.49	0.39
BD04-19	132.5	188.67	56.2	0.33	0.55	0.49
BD04-20	20	35.41	15.4	0.41	0.32	0.81
and	107.5	120	12.5	0.41	0.28	0.42
BD04-21	131.43	187.22	55.8	0.27	0.39	0.24
BD04-22	137.5	157.5	20	0.4	0.27	0.48
BD04-23	72.5	100	27.5	0.34	0.31	0.58

Imperial Metals

and	124.25	172.54	48.2	0.48	0.49	0.81
BD04-24	127.5	165	37.5	0.47	0.36	1.23
BD04-25	175	233.3	58.3	0.27	0.45	0.09
BD04-26	106.1	168.61	62.5	0.91	0.86	1.58
including	140	168.61	28.6	1.61	1.6	2.9
BD04-27	85	110	25	0.35	0.45	0.31
BD04-28	45	55	10	0.27	0.35	0.18
and	137.5	150	12.5	0.29	0.39	0.24
BD04-29	87.5	127.5	40	0.31	0.58	0.22
BD04-30	125	158.5	33.5	0.271	0.413	0.7

10.2.3 Springer Zone

A total of 11 new holes have been drilled to date in the Springer Zone. This new 2003/04 drilling has concentrated on developing the deep part of the South Springer. The new drilling shows the existence of a much larger and higher-grade zone in this area. Drill here is expected to be complete by September of 2004. Figure 10.2.3 shows four of the new dill holes (with grades) in this lower zone. Significant assays intervals for the 2003/04 Springer drilling up to hole 6 are shown in Table 10.2.3.

Upon completion of this drilling it expected that the overall size of the Springer Zone will increase significantly.

Figure 10.2.3 Springer Zone, Section 3250N


SD04-05
SD03-02
SD03-01
SD03-04
82.5 - 625.0 m
(0.28% Cu, 0.24 g/t Au) / 542.5 m
3.7 - 470.0 m
(0.49% Cu, 0.36 g/t Au) / 466.3 m
187.5 - 532.5 m
(0.40% Cu, 0.24 g/t Au) / 345 m
160.0 - 647.5 m
(0.31% Cu, 0.26 g/t Au) / 487.5 m
202.5 - 470.0 m
(0.61% Cu, 0.49 g/t Au) / 267.5 m
LEGEND
Topographic Surface
Current Pit Design
Previous Drill Hole
2003/2004 Diamond Drill Hole
Mineralized Interval
METRES
0
50
100
Imperial Metals
MOUNT POLLEY PROPERTY
SPRINGER ZONE
DRILL SECTION - 3250N
LOOKING NORTH
April 2, 2004

Figure 10.2.3 Significant Assay Intervals: 2003/04 Bell Zone Drilling

Springer Zone Assay Data Summary

Mount Polley			Interval	Assays		
Drill Hole #	from	to	Length	Copper %	Gold g/t	Silver ppm
SD03-01	3.7	470.0	466.3	0.49	0.36	*n/r
including	202.5	470.0	267.5	0.61	0.49	*n/r
and	295.0	375.3	80.3	0.94	0.64	*n/r
and	320.0	372.5	52.5	1.14	0.81	*n/r
SD03-02	160.0	647.5	487.5	0.31	0.26	*n/r
including	255.0	321.6	66.6	0.44	0.38	*n/r
SD03-03	150.2	665.0	514.8	0.25	0.36	*n/r
including	150.2	575.0	424.8	0.26	0.38	*n/r
and	452.2	575.0	122.8	0.46	0.62	*n/r
SD03-04	82.5	625.0	542.5	0.28	0.24	*n/r
including	217.5	330.0	112.5	0.47	0.29	*n/r
SD03-05	187.5	532.5	345.0	0.40	0.24	0.69
including	395.0	532.5	137.5	0.60	0.32	1.00
SD03-06	10.0	237.5	227.5	0.44	0.42	0.84
and	379.7	601.8	221.4	0.37	0.29	0.43

*silver assay not reported

10.2.4 Additional Areas

The original geochemical grids and geological mapping on the Mount Polley property shows that northwest of the Springer pit, there is still potential to discover some structurally controlled, high grade blocks of breccia. The targets will be similar to the Springer North extension and the Northeast Zone. Mapping and sampling in 2001 just northwest of the Springer extension zone, revealed some sporadic areas of mineralized breccia. Some mapping, a new tighter spaced soil geochemical grid over this area, followed by some IP and drilling of anomalous areas, is recommended.

Polley Mountain was originally mapped in 1970 as a "*bleached feldspar-hornblende diorite*". Both of the vertical drill holes drilled on Polley mountain itself show thin bands of mineralized breccia, the highest grading 0.395% copper over 9m at a depth of 94m (MP-131). Subsequent mapping by Rad Pesalj (Imperial Metals Geologist) showed the intrusive in this area to be mostly monzonite breccia. Given the size of the brecciated monzonite mapped in this area and the sparse drilling, a possibility of small high-grade, structurally controlled blocks exists here.

11 Drilling

The Mount Polley claims have been drilled from 1966 to 2004, with a total of 1,275 drill holes in the property (see Section 10.1 for details). New drilling in the Bell, Springer and Northeast Zones was on going at the time of this writing. (see Section 10.2 for details).

Drill core from exploration drilling core (1981 to 2004) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism.

All core samples from 1981 onwards were collected in three metre runs and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres.

The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

12 Sampling methods and Approach

The author supervised all exploration drilling at Mount Polley from Sept 1999 to Closure in Oct 2001. Information on programs prior to 1999 was obtained from published reports and/or from Imperial Metals or Mount Polley Staff. The 2003/04 drilling is being supervised by on site my Pat McAndless P.Geo., VP Exploration for Imperial Metals Corporation.

Core from Mount Polley was, in most cases, sampled in their entirety. The usual sample length was 1 to 2.5 metres, visually unmineralized zones were often sampled at 3 to 5 metres.

The industry standard methods of taking duplicate samples were followed in all recent drilling programs for quality control. The core was first logged geotechnically and geologically, then samples were cut in half with a rock saw. One half of the core was sent for assaying and the other half stored on the property for future reference. The core library is located on the mine site near the administration building. A new core logging facility was built on site in 2003.

13 Sampling Preparation, Analyses and Security

All drill core from recent programs (post 1980) were assayed for gold, total copper, copper oxide, silver, and iron. Much of the pre-1980 core was assayed only for total copper. (See section 17.2.2)

Over the life of the mine, exploration samples were assayed at a number of B.C. Labs. During the last 2 years of the mine, approx. 75% of the core samples were prepared and analyzed by the on-site Mount Polley mine (MTP) laboratory; the remaining 25% of the core was prepared and analyzed by either Bondar Clegg (Vancouver, BC), Chemex (North Vancouver, BC), International Metallurgical and Environmental (Kelowna, BC) or R&T Metallurgical Services (Kamloops, BC). The core from the 2003/04 program is being assayed at ACME labs in Vancouver.

The quality of assay results was rigorously tested both internally and externally. The MTP laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 10% of all samples submitted to external laboratories for check analyses. Additionally, 5-10% of core samples were submitted as blind duplicates.

Original assay certificates and drill logs are stored on site at the Mount Polley mine, Additionally, a complete report on each year's exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report (see Appendix B for a complete list).

Typical Assay Procedure:

All samples were dried, crushed (-10 mesh), split (1000 grams) and pulverized (-150 mesh) before being analyzed for total copper, oxide copper, gold, and iron. Total copper and iron were determined with $HNO_3/HCl/HF/HClO_4$ digestion with atomic absorption finish (0.01-15% detection limit). Gold was analyzed with a 30 gram Fire Assay and atomic absorption finish (5-10,000 ppb detection limit). Copper oxide was determined using a 30% H_2SO_4 leach and atomic absorption finish (0.01% lower detection limit).

14 Data Verification

All drilling information on the Mount Polley deposit is tabulated in a Microsoft ACCESS database. The database is complete with all survey, geological and assay information. This database, along with all pertinent information gained over the five years of mining at Mount Polley is contained in MEDSYSTEMS mining software project file. MEDSYSTEMS software allows three dimensional analyses of drilling and mining data, along with survey, ore control, resource modeling and mine scheduling.
This software was used during mining operations for the Cariboo and Bell Pits.

While Chief Mine Geologist at Mount Polley the author supervised the construction of both the Drilling Access database and all the MEDSYSTEM project files. All these files have been updated to reflect the new data gained during the 2003/04 drilling programs.

The quality of assays and drill information obtained previous to the start of the mine was assessed by reconciliation of the mine and mill data, to the block model data from four years of mining in both the Cariboo and Bell Pits. This reconciliation was by the author, checking the block model grades for each blast with the predicted grades found in the block model. For the 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore, good to excellent agreement was obtained between the block model, blast hole grades, and mill data.

The author also resurveyed the collar locations of some of the older drill in the Springer pit in 2001 to check their accuracy. All resurveyed holes were within one to three metres of the old coordinates.

15 Adjacent Properties

One kilometre north of the Bell Pit, there is a small high-grade deposit called the Lloyd-Nordic. The available data shows the high-grade core of this deposit to be very similar in description to the high-grade magnetite pipes found in the east Cariboo Pit (0.5% to 2.0% Cu, 0.5 to 1.5 g/t Au). Although most of this high-grade mineralization was encountered at depths greater than 60 metres, hole 94-04 did encounter a 22m band of this type of high-grade magnetite breccia at a depth of 10m. A resurvey of the official PM-8 mineral claim in 2003 has shown that approximately half of this deposit is actually on the PM-8 claim, which is held by Mount Polley. Figure 15 shows the new shape of PM8. Drilling is planned for this area in late 2004. A discovery of any significant tonnage of near surface mineralization of this type would help the viability of the Mount Polley property as a whole.

Figure 15 Resurveyed PM8 Claim Boundary


POLLEY
LAKE
Lloyd-Nordic
Deposit
PM8
N
New PM8 boundary
Area added by resurvey
400m
MOUNT POLLEY PROPERTY
PM8 CLAIM CHANGE 2004
093A 12E-B

16 Mineral Processing and Metallurgical Testing

16.1 Springer Pit

Given the replacement of the Cariboo Pit with the Springer Pit as the major source of mill feed, together with the much higher "oxide" content of the upper benches of the Springer Pit, the metallurgy after start-up can be expected to differ somewhat from that seen in the past, but continue to vary with the "oxide" content. Conversely, metallurgy for the Bell and Northeast Zone pits ore will not be as variable as their copper oxide content is very low. Adjustments will be made for the high copper grade in Northeast zone.

A test run of Springer Pit high oxide was run through the mill shortly before closure. Laboratory tests were done on samples from this run and drill core from the other areas of the Springer pit. Based on results, the following conclusions can be drawn:

16.1.1 Grind / Throughput

- Comparative work index tests show that the sulphide ore from the deep central Springer is essentially the same hardness as the Cariboo ore (18.1 kwh/mt for Springer, 18.4 kwh/mt for Cariboo ore from 1999).
- The plant test run of upper Springer ore with high (70%+) oxide content attained a sustainable throughput of 25,000 tpd. Comparative work index tests support this conclusion with test results of 13.8 kwh/mt.
- Comparative work index tests on Springer ore with a 41% oxide ratio yielded a work index of 17.5 kwh/mt, suggesting that throughput rate cannot be inferred (other than in a very general sense) from oxide ratio. Much more data is necessary for a firm determination of throughput rate, but something on the order of 22,500 tpd may be possible.
- Laboratory grinding tests suggest that the final grind achieved for a given power input is somewhat proportional to the oxide ratio. The data is inconclusive, however, as the feed sizing also varied to some degree for the available test work.
- There is some indication that recovery of upper high 'oxide' Springer ore may be more sensitive to flotation feed size variation than was the case with Cariboo ore, potentially affecting concentrate grade as well as recovery.

In combination, the above suggest that, barring any changes to the grinding; throughput rate will vary with feed type, with a probable average of 18,000 tpd for high sulphide ore (<0.20 oxide ratio) and around 22,500 tpd for high 'oxide' ore (0.20 to 0.50 oxide ratio). The Primary circuit grinding enhancements will raise the former number to 20,000 tph. The rate for the softer oxidized ore remains unchanged as the limitation in this case was in the Secondary rather than Primary grinding circuit. Target grind is expected to be around 65% minus 200 mesh; the achievement of which will ultimately dictate throughput rate.

16.1.2 Flotation

As might be expected, recovery also varies with head grade. The development of models to predict mill performance over the range of feed types are on going, using new material collected from the 2003/04 drilling programs.

Predictive Formula Discussion

The original 1995 Feasibility Study formulae were based on locked cycle tests by Gary Hawthorne (metallurgical consultant) in July – August 1995. Diamond drill hole intervals from the Cariboo, Bell and Springer Pits were composited for his metallurgical test work. This formula was revised by the Mount Polley Metallurgical department in 2001. This new formulae was based on statistical analysis of historical mill data up to September 2000. The data represents milling performance of Cariboo Pit ore.

Since closure in September 2001, the metallurgist at Mount Polley has tested the metallurgical response of Springer Pit sulphide and oxide ores in the MPMC laboratory. The engineering department has developed two new sets of metallurgical response formulae through regression analysis basted on this recent test work. A comparison of the 1995, 2001 and Mine Engineering formulae is given in the following copper and gold recovery graphs. The relationship will change slightly with grade and is for illustrative purposes. Target concentrate grade will remain unchanged at 25 - 26% total copper.


Total Copper Recovery
@ TCu 0.350% & Au 0.400 g/t
Copper Recovery (%)
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
Oxide Ratio (%)
1995 Feasibility
2001 Budget (Odo)
Springer Testwork

Predictive Formula (Mine Engineering) for Springer Pit Copper Recovery

Maximum Recovery	92.50%
Copper Tails by Formula	0.02731 + 1.085 x NonSulphide Copper Head – 0.493 x (NonSulphide Copper Head)^2

Predictive Formula (Metallurgy) for Springer Pit Copper Recovery

Copper Recovery	90.36 – 106.88 x Oxide Ratio + 42.91 x NonSulphide Copper Head


Gold Recovery
@ TCu 0.350% & Au 0.400 g/t
Gold Recovery (%)
100.0%
80.0%
60.0%
40.0%
20.0%
0.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
Oxide Ratio (%)
1995 Feasibility
2001 Budget (Odo)
Springer Testwork

The Springer 2001/2 test work projects gold recovery for oxide ratio less than 50% to be near historical milling performance.

Predictive Formula (Mine Engineering) for Springer Pit Gold Recovery

Maximum Recovery	92.50%
Gold Tails by Formula	-0.00269 + 0.257 x Gold Head + 0.142 x Oxide Ratio – 0.138 x Sulphide Copper Head

Predictive Formula (Metallurgy) for Springer Pit Gold Recovery

Gold Recovery	47.89 + 0.00524 x (Predicted Copper Recovery)^2

The Metallurgical formulae hold for oxide ratios between 4% and 76% with R^2 of 0.971 for copper and 0.921 for gold. Incorporation of feed iron into the model improves the confidence interval slightly, but as the data is unavailable for much of the proposed pit, this approach was rejected. While arguments can be made for and against modeling tailings losses to predict recovery, the bottom line is that both sets of models produce essentially the same results.

16.1.3 Dewatering

All indications are that the Springer ore contains significant amounts of fine clays, particularly in the higher oxide zones. These may be expected to impede the dewatering process. Work should be done to optimize flocculant type and consumption as well as filter media.

16.2 Bell Pit

Significant quantities of ore from the Bell Pit were milled prior to shutdown. Initial problems with respect to achieving target concentrate grade due to the flotation of pyrite were addressed successfully with pH control in flotation.

16.2.1 Grind / Throughput

Between July and September 2001, a number of days can be positively identified when the mill processed straight Bell Pit ore. Average throughput rate achieved was lower than that seen for Cariboo Pit ore, due to a combination of higher work index (ore from the southern part of the pit) and high head grade, which created overloads in flotation and/or dewatering if processed through grinding at too high a rate. A review of operating data indicates that the latter was the primary limiting factor on throughput, particularly if the head exceeded 0.45% copper. While no significant capacity increase is planned in flotation, neither does the Mine Plan call for heads in excess of 0.38% copper. A comparative work index test on a July mill feed sample of Bell ore yielded a result of 19.6 kwhr/mt, as compared to 18.1 kwhr/mt for the sulphide Springer ore planned for concurrent processing. Geology indicates that the expected ore will be similar to that received in August and September, with low pyrite content and softer than that received earlier in the year. A sample from a stockpile of admittedly high grade (1.11% Cu) material from the last bench mined prior to shutdown tested at 14.3 kwhr/mt. On this basis, Bell ore should be able to be milled at a rate of 18,000 tpd, or 20,000 tpd with Primary grinding circuit enhancements.

16.2.2 Flotation

Based on historical plant results, expect the tabulated average recovery.

Item	Recovery
Total Copper	81.4%
Non-Sulphide Copper	59.7%
Gold	73.5%

Some future improvements could be made to the Bell recovery model, based on regression analysis of plant historical data and follow-up laboratory work.
Target concentrate grade will remain unchanged at 25-26%.

16.2.3 Dewatering

Bell ore was relatively free of clays and other fines, and should not present any particular problems for dewatering. Excellent results were attained with higher pyrite concentrates during 2001.

16.3 Northeast Zone Pit

While it is still too early in the metallurgical test program to provide definitive results, early indications based on test work completed to date are extremely promising. Mill performance, once the plant is optimized to match the higher head grades, should be significantly improved over that seen in the past, particularly with respect to metal recovery.

While the ore from the Northeast Zone appears to be is somewhat harder than that previously milled, the coarser grind required to achieve liberation should result in essentially the same mill throughput rate. The initial copper recovery figures for flotation are 95% for roughing and 93% for cleaning in batch tests, yielding an overall recovery of approximately 88%. Gold recovery runs 2% to 3% below copper, while silver, of which there is significant quantities in the feed, is about 1% behind that. Locked-cycle testing, together with more work on regrinding, will be required to finalize these figures.

The combination of the same feed rate, significantly higher head grade and good recovery in fact presents the single greatest challenge to milling the Northeast zone ore in the present facility, namely dewatering the much larger tonnage of concentrate that will be produced. This, however, is a problem of providing for sufficient equipment rather than one requiring an advanced technical solution.

17 Mineral Resource and Mineral Reserve Estimates

17.1 Ore Reserves

Probable Mineral Reserves

Pits	Ore (Mt)	Waste (Mt)	Copper %	Oxide Cu Ratio %	Gold g/t
Springer	24.6	69.7	0.373	17%	0.342
Bell	5.5	17.8	0.327	3.50%	0.348
Total	30.1	87.5	0.365	14.50%	0.343

The mineral reserve estimates for Springer and Bell Pit were calculated under the supervision of Greg Gillstrom, P. Eng, the designated Qualified Person on this project. Technical assistance was provided by Art Frye, Senior Engineer at the Mount Polley mine. These reserves are unchanged from those previously published by Imperial Metals Corporation in January 2002.

The economic mineral reserves at Mount Polley Mine have been outlined using Lerchs-Grossman pit optimization software and the parameters as defined below.

- Block model using a kriging indicator and ID4 interpolation within the confines of a geological structural model.
- Block model parameters based on five years of refinement and experience gained while mining the adjacent Cariboo Pit.
- Historical fixed mine operating costs plus variable haulage costs determined on a bench basis for ore and waste within the Springer and Bell Pits to the assigned Rock Disposal Sites.
- Mine design parameters based on experience gained while mining the adjacent Cariboo Pit and recommendations from Golder Geotechnical consultants of Vancouver.
- Historical mill and administration operating costs.
- Metallurgical copper and gold recovery based on recent on-site flotation tests of typical Springer Pit ore.
- Capital cost estimates for refurbishing mill mechanical & electrical systems, mine equipment, rock disposal site preparation, tailings storage facility construction and reclamation.
- Historical off-site concentrated handed, smelting and refining charges.

The long range mine plan ore reserves were defined by Lerchs Grossman algorithms with MEDSYSTEM software to produce optimized pit shells from the ID4 ore interpolation model.

Metal prices and exchange rate were varied to determine the revenue generation for each economic scenario. The tonnes, grade and net revenue for each pit shell were calculated. A run identifying a 5-year ore reserve and was chosen as the basis to further prepare the mine plan, detailed pit designs, scheduling and financial models of this report. The main economic factors were:

- Copper Price ($1.10/lb US)
- Gold Price ($330.00 /oz US)
- US/Can Exchange Rate ($0.667)

The detailed pit designs contain 30.1million tonnes of economic reserves; 24.6 million tonnes in the Springer Pit and 5.5 million tonnes in the Bell Pit at the above prices.

Probable mineral reserve and resource values from the C2, 207, Southeast and Northeast Zones were not included in this reserve estimate, and were not part of the 2002 feasibility report.

17.2 Block Model Methodology

The current block model in use for long range planning and pit optimization was constructed by kriging an indicator to identify blocks with a high probability of being mineralized and then assigning grades using inverse distance to the 4th power. This was done to create a model that minimizes the over smoothing of the grades often found in interpolated models. This method was chosen over some of the kriging/de-smoothing methods because of the polymetallic nature of the deposit and the intimate dependence of total copper percentage (TCu), oxide ratio (Ratio) and gold grade (AuGm) in defining the value of a block. It is difficult the calculate the block value if you have a different probability (percent) value for TCu and AuGm as well as grade in each block as would be the case with Multi Indicator Kriging or Conditional Probability or other similar de-smoothing methods.

The deposit was broken into eight zones for interpolation. The zones are mainly fault defined as follows. (see Figure 17.2).

Table 17.2 Mount Polley Model Zone Details

Zone	Identifier	Boundaries
1	West Cariboo	Bounded by Polley Fault on west, Cariboo Fault on east and Ian's Fault on south. This zone contains much of the highest grades as well as the highest oxide in the deposit. A large part of this zone is already mined.
2	East Cariboo	Bounded by Cariboo Fault on the west. Also partly mined.
3	Bell Breccia	Bounded by Cariboo Fault on the east and unnamed structure on the west.
4	Springer	West of the Polley Fault. South of 3650N
5	Bell Non-Breccia	East and west of Zone 3. Very little mineralization in this zone.
6	South Cariboo / C2 / 207 Zone	Bounded in north by Ian's Fault and west by Polley Fault.
7	Springer Extension	Narrow vertical zone West of the Polley Fault and North of 3650N
8	Southeast Zone	A small zone south and east of the Cariboo pit. This zone has a separate model.

The Polley Fault is a massive north/south trending fault between Cariboo and Springer. Blocks within the fault are excluded from grade interpolation.

Figure 17.2 Mount Polley Model Zone 2002


Zone 7
Springer Extension
Springer
Extension
Zone 3
Bell Bx
Bell Pit
Zone 5
Bell
Non-Bx
Zone 5
Bell Non-Bx
Springer Pit
Zone 1
Cariboo West
Cariboo Pit
As Mined
Zone 2
Cariboo East
Zone 4
Springer Main
Zone 6
C2/207
Polley
Fault
South East Zone Model

Capping Outlier Grades

The grade capping was done at the assay level to avoid masking abnormal grades when compositing. Grade capping was performed by zone and was based on picking a cut-off from log-probability plots of the grade distribution for each zone.

Summary of Capping Values

Zone	Identifier	TCu	AuGm
1	West Cariboo	3.50%	4.00
2	East Cariboo	3.50%	3.00
3	Bell Breccia	1.60%	2.00
4	Springer	2.00%	3.00
5	Bell Non-Breccia.	No-cap	No-cap
6	South Cariboo / C2 / 207	2.50%	3.00
7	Springer Extension	2.0%	3.00
8	South East Zone	2.0%	2.00

17.2.1 Missing Gold and Oxide Copper Grades

Many of the early series of drill holes were not assayed for gold or copper oxide and in some cases the core was composited over longer intervals. Also, some gold assays were reported in oz/ton to two decimals. With these assays the detection limit will almost make ore grade. With recent drilling there is an adequate density of reliable gold assays so all of the drill holes with no assays or inadequate assays are omitted from the gold grade estimation in the model blocks. There is a strong dependency between total copper and copper oxide grades. This creates a problem in estimating copper oxide grades when there is not a copper oxide assays for every sample. This was resolved by using copper oxide assays to calculate an oxide ratio, which is less dependent on total copper and interpolating oxide ratio.

17.2.2 Compositing the Drill holes

The assays are composited to 5m downhole composites, by zone for use in interpolation.

17.2.3 Kriging the Mineralization Indicators

Within the eight model zones, a fairly sharp boundary usually exists between the mineralized and non-mineralized rock. Straight kriged or ID models tend to smooth the grades along this contact. The resulting interpolation tends to overestimate the ore tonnes and underestimate the grade.

Generally, the mineralization in all of the Mount Polley ore bodies is structurally controlled. With over 15 controlling structures in the Springer alone, modeling these numerous structures can be difficult.

The solution to this problem is to assign an indicator to the drillhole composites based on a grade that defines the mineralization threshold and then krige the indicator to assign a probability value in each block representing the probability the block is mineralized. The indicator is assigned based on TCu grade. TCu is used and not AuGm because of the missing AuGm grades in the early drillhole data. There is a strong correlation between TCu and AuGm so a copper mineralized block usually contains significant gold as well. The indicator threshold is selected by looking for the inflection point on the probability plot that suggests the cut-off grade between the population of non-mineralized and mineralized rock. The indicator cut-off for TCu was set 0.15%. Composites with grades above the cut-off are assigned an indicator value of 1 and below a value of 0.
Variograms were calculated for each zone and the indicators kriged into a probability item in the block model. The probability values were contoured and the contours compared to available geological mapping. The contours that best fit the mapping were used to define the probability cut-off to classify a block as being mineralized. In all but the Springer (Zone 4) the cut-off was set at 0.7, in the Springer the drilling is not as closely spaced and a 0.6 cut-off seems to fit better. Using these cut-off values the blocks were assigned an indicator of 0 if below the cut-off and 1 if above.

Drillhole composites were assigned an indicator matching the value of the indicator in the block that the composite resides in. This indicator was used to decide which composites would be used to interpolate the grades for each block. With this indicator some fringe or isolated mineralized grade composites receive a 0 indicator. These composites usually represent some mineralization but not a large amount. When the grades are interpolated these composites have their range of influence severely limited. There are also some non-mineralized grade composites receiving an indicator of one.

17.2.4 Kriging Parameters For The Indicators

Minimum number of composites per estimate	3
Maximum number of composites per hole	4
Maximum distance to the nearest composite	50 metres
Maximum 3d search distance	150 metres

An elliptical search was used and the search ellipse was limited to 2/3 of the variogram range in each direction.

17.2.5 Interpolation Parameters For The Grades

Minimum number of composites per estimate	3
Maximum number of composites per hole	3
Maximum number of composites per estimate	9
Maximum distance to the nearest composite	60 metres
Maximum 3d search distance	120 metres
Inverse distance power	4

Indicator matching is used so only mineralized zone composites are used to interpolate grades in the mineralized zone and these composites are not projected into the non-mineralized zone. High grade composites have their projection range reduced.

17.2.6 Interpolation Parameters For Oxide Ratio

Minimum number of composites per estimate	3
Maximum number of composites per hole	3
Maximum number of composites per estimate	9
Maximum distance to the nearest composite	120 metres
Maximum 3d search distance	120 metres
Inverse distance power	4

Indicator matching is used so only mineralized zone composites are used to interpolate oxide ratio in the mineralized zone and these composites are not projected into the non-mineralized zone. The interpolation search is strongly anisotropic with local strikes and dips designed to project the ratios parallel to the surface topography.

17.2.7 Projected Ore Control Grades in The Bell Zone

The ore/waste contact along west wall diorite is well modeled and agree nicely with the ore control model to 1120, in the already mined pit. The ore control model indicated much better grade continuity in the high grade zone than was originally indicated by the wide spaced exploration drilling. For this study the ore control model blocks for 1120 bench are re-blocked to 10m X 10m and projected down for the next six benches. The dip of the diorite contact was used for the projection direction. The resulting model fits nicely with the existing exploration drilling.

The area below the existing Bell pit has had 30 new drill holes added to it in 2003/04. This new drilling will be used to in the updated Feasibility study now under way.

18 Requirement for Technical reports on Production Properties

18.1 Past Mining Operations

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell Pits. Waste rock is stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when Mount Polley Mining Corporation assumed operations.

The Cariboo Pit, now mined out, was mined from the 1220m to the 1030m benches. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The Bell Pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill.

The Springer Pit was pioneered in summer 2001. Accesses were built to the starter benches and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests. Haul road construction included access to the Cariboo Pit highwall and the north Cariboo backfill, access to a soil stockpile pad south of the designed Springer Pit highwall and an ore haul road to the primary crusher.

A west rock disposal site application was submitted to the permitting agencies. The proposal is in final stages of review process. Waste haulage costs from Springer Pit would be significantly reduced through utilization of lower elevation dumping platforms deigned south and west of the proposed Springer Pit.

The high grade stockpile contains 208,000 tonnes grading 0.285% total copper, 0.420 g/mt gold with an oxide copper ratio of 23.8%, located adjacent to the primary crusher. Design maximum storage capacity was 2,000,000 tonnes. The Low Grade Stockpile currently contains 2.7 million tonnes grading 0.220% total copper, 0.306 g/mt gold with 34% copper oxide ratio and with room for future expansion.

Soil has been stripped from the disturbed areas and stored in three major stockpiles located above the East Rock Disposal Site, near the High Grade Stockpile and adjacent to the concentrator.

A new plan for mining at Mount Polley is currently being worked on that will include the newly discovered Northeast zone, and include the results from additional drilling in the Bell and Springer Zones

18.2 Mine Design Parameters

Historically, a 10-metre bench height was used at Mount Polley. Ramps were designed to accommodate double lane haulage traffic using 86 tonne Caterpillar 777 trucks, however a 30-metre road width can accommodate trucks to a maximum of 150 tonnes (7 m width). The primary crusher pocket has capacity to accept material from a 150 tonne truck.

The historic mine design parameters

Design Parameters	
Bench Operating Height	10 metres
Haulroad Final Grade	10 %
Haulroad Double Lane Width	30 metres
Swell Factor	33 %
RDS Angle of Repose	37 degrees
RDS Angle of Reslope	2:1 (H:V)

18.3 Geotechnical Design Parameters

Golder Associates Ltd. recommended inter-ramp wall geometry for Springer and Bell ultimate pits in a slope stability review in May 2001. Geotechnical design parameters for the Northeast zone are being developed with Golder Associates Ltd.

18.3.1 Springer Pit

West Wall	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	8 to 10 metres
Inter-ramp Wall Angle	46 to 49 degrees
North Wall	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	8 metres
Inter-ramp Wall Angle	49 degrees
Northeast & East Wall in Polley Fault	
Vertical Berm Separation	10 metres
Bench Face Angle	70 degrees
Catch-berm Width	8 metres
Inter-ramp Wall Angle	41 degrees

East Wall outside Polley Fault	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees

Catch-berm Width	8 to 10 metres
Inter-ramp Wall Angle	46 to 49 degrees

18.3.2 Bell Pit

West and Northwest wall	
Vertical Berm Separation	20 metres
Bench Face Angle	65 degrees
Catch-berm Width	10 metres
Inter-ramp Wall Angle	46 degrees

East and South Wall	
Vertical Berm Separation	20 metres
Bench Face Angle	70 degrees
Catch-berm Width	9 metres
Inter-ramp Wall Angle	51 degrees

18.4 Planned Pit Designs

New Lerchs-Grossman pit optimizations are being run on the Springer, Bell, and Northeast zones with the additional results from the new 2003/2004 drilling. We anticipate that the design parameters for the new pit designs will be similar to those used historically at Mount Polley and should be complete by July1 2004. Figure 18.4 shows a plan view of the ultimate pit designs used in the 2002 feasibility study.

Figure 18.4 2002 Feasibility: Ultimate Pit Configuration in Plan View


N
BELL PIT
SPRINGER PIT
MINED OUT CARIBOO PIT
MOUNT POLLEY MINE
2002 FEASIBILITY PITS
200m

18.5 Mine schedule

A mine plan prepared after mine operations were suspended in September 2001, provided for a mine life of approximately five years, mining the Springer pit followed by the Bell Pit. This schedule provided delivery of about 20,000 tonnes per day to the mill and required mining at rates of up to 110,000 tpd, and milling of the low and high-grade stockpiles. A preproduction period of six months stripping in the Springer pit was required prior to starting milling operations. A new mine schedule will be developed including the newly discovered Northeast zone, and using the results of additional drilling that has been conducted in the Bell and Springer zones.

18.6 Planned Mine Operations

Historical equipment statistics for year 2000 were used to gauge future equipment performance in the 2002 Study and will be used in the new study planned for completion in mid 2004. In the past, used equipment was utilized, and used equipment will be considered in the new study. Mining operations will be scheduled on a 24-hour basis, 7 days per week utilizing four crews working a 12-hour shift, four days on, four days off

18.6.1 Drilling

Two electric and one diesel BE45R rotary blast hole rigs drilled 12m long, 25cm diameter blast holes during operations.

18.6.2 Blasting

Historic operations used a powder factor of 0.25 kilograms of explosive per tonne of blasted rock. A blasted inventory of 1 million tonnes was maintained.
The fragmentation was generally good with no secondary blasting.

18.6.3 Loading

Two P&H 2100 electric shovels (13 m3 / dipper) and two Cat 992 wheel loaders (9 m3 / bucket) handled all the material in the past. The shovels were capable of loading a side boarded Caterpillar 777B truck with four passes. This size equipment and larger equipment will be studied for use in the new mining plan.

18.6.4 Hauling

A fleet of nine Cat 777 haulage trucks (86 tonnes) hauled material to the gyratory crusher and rock disposal sites. Maximum ramp grades were 10% and widths were maintained to maximize truck productivity and safety.

18.7 *Tailings Storage Facility*

18.7.1 System Configuration

The system in place at Mount Polley is comprised of the following:

- A pipeline system conveys the tailings slurry via gravity from the mill site to the Tailings Storage Facility. This system includes movable discharge sections with one end dump discharge to distribute the tailings along the embankment crest.
- A make-up water supply system provides extra water to the Tailings Storage Facility. This system comprises an intake and pump at Polley Lake and a pipeline to convey water to the Tailings Storage Facility. The water is discharged into the Tailings Storage Facility near the west abutment of the Perimeter Embankment.
- A Mill Site Sump and Southeast Sediment Pond provide additional make-up water to the system by collecting drainage from the Mill Site and East Rock Disposal Site. Mill site runoff is directed from the Mill Site Sump into the tailings line near the mill. Flows from the Southeast Sediment Pond enter the system at the Reclaim Booster Pump Station or at T-2 Tailings Dropbox.
- A reclaim water system comprised of a barge mounted pump station in an excavated channel, a booster pump station and a pipeline for recycling process water to the Mill, is used to remove water from the Tailings Storage Facility for use in the milling process.
- Graded earth fill and rock fill embankments with internal drains retain the tailings solids in the Tailings Storage Facility. The embankments have been raised in stages by a combination of centerline and modified centerline approaches.
- A foundation drain and pressure relief well system located downstream of the Main Embankment prevents the build up of pore pressure in the foundation and collects seepage from the base of the Tailings Storage Facility. The flows are directed to a decant manhole near the Main Embankment Collection Pond.
- Seepage collection ponds are located downstream of the Main and Perimeter Embankments to store water collected from the embankment drains and from local runoff. Water from the ponds is presently pumped back to the Tailings Storage Facility.
- Instrumentation in the tailings, embankments and foundations, including vibrating wire piezometers, survey monuments, slope inclinometers and the measurement of drain flows is used to monitor the performance of the Tailings Storage Facility.

- A system of groundwater wells installed around the Tailings Storage Facility is used for groundwater quality monitoring.

The Tailings Storage Facility currently stores supernatant and 27 million dry tonnes of tailings, and the storage capacity can be expanded by the addition of lifts. It is anticipated that all of the tailings generated by future operations would be stored at this site.

18.7.2 System Care and Maintenance

Long term stability and surface runoff controls were enhanced before suspension of operations of the Tailings Storage Facility. Mount Polley tailings are non-acid generating. The water management plan removes supernatant from the impoundment and limits surface runoff to the facility. The Tailings Storage Facility does not have a spillway or permit to release water to the environment; water storage is limited by consideration for flood storage and wave run-up.

18.7.3 Cariboo Pit Reservoir

The mine site has a current positive water balance under care and maintenance, with the water being stored in the Tailings Storage Facility and the Cariboo pit.
Effluent Permit PE 11678 was amended for discharge of tailings impoundment supernatant to the Cariboo Pit. Pumping systems remain operational allowing surplus water within the Tailings Storage Facility to be directed into Cariboo Pit as necessary.

18.8 Plant Status

See section 16 for details on metallurgical testing and recovery curves for the Springer and Bell pits.

18.8.1 Existing Plant

When mining and milling operations were suspended, orderly shutdown procedures were followed and the mine is now maintained on standby pending an improvement in metal prices. In accordance with this decision, work was performed cleaning out the gyratory pocket, surge bins, tanks and process lines.

18.9 Concentrate Transportation

During mining from 1997 to 2001 Mount Polley shipped most of it's copper concentrate, thought the Port of Vancouver to Japanese smelters. This scenario and others options including the shipment of concentrate by rail to North American smelters are being considered as part of plans to reopen the mine.

18.10 Contracts

No smelter contract presently exits for Mount Polley copper concentrate. New concentrate sales arrangements will be negotiated prior to the restart of operations.

18.11 Environmental Considerations

The present estimated cost for reclamation is $2,050,100. The estimated costs for reclamation after five more years of mining are $2,825,000. This bonding requirement has been met by a combination of a cash bond and a security agreement as described in section 4.3. The cost of reclamation was included as a mine operating cost in the last year of operation in the 2002 study of mine reopening.

18.12 Taxes

Applicable taxes for mines in British Columbia, used in the 2002 feasibility study are outlined below:

- Canadian and B.C. income tax totaling 38.62 % of taxable income.
- B.C. Mineral Tax, an advance tax of 2% on resource income or a 13% tax on net revenue after payback of capital.
- Property taxes of approximately $800,000 Canadian per year are included in the administration and overhead cost estimate.

Current taxes will be the same, except the Canadian and B.C. income tax total is now 35.62%.

18.13 Capital and Operating Cost Estimates

18.13.1 Capital Costs

In the 2002 study of reopening the mine it was estimated that Capital Costs over the 4.5 year mine life would total $12.3 million.

Since the closure of the mine six of the nine Caterpillar 777 haulage trucks, and one of two P&H 2100 electric shovels have been sold and therefore are not available for use in a reopened Mount Polley operation. Capital costs of reopening will be revised in the new study that is being prepared

18.13.2 Operating Costs

In the 2002 study of the reopening of the Mount Polley mine the estimated mine operating costs varied from a low of $ 0.91/ tonne mined to a high of $ 1.84/ tonne depending on the pit bench being mined and the rock disposal location selected if the material was waste. Mine operating cost account statistics for Year 2000 were used as a basis for estimating mining costs expected for the development of the Springer and Bell pit reserves. Those costs are shown on the table below:

Table 18.13.2 Fixed Mine Operating Costs

Cost Distribution		
Drilling & Blasting	0.252	$/t
Loading – Shovels, Loaders	0.168	$/t
Services – Roads, Yards, Dewatering	0.143	$/t
Supervision – Operations & Maintenance	0.052	$/t
Electrical	0.026	$/t
Engineering	0.048	$/t
Total Fixed Mining Costs	0.689	$/t
Variable Haulage Cost based on Haulage Profiles and Caterpillar 777 Operating Cost	137.47	$/hour

Springer Pit
In the 2002 study final pit access for the Springer pit was planned to be via a slot through the Polley Fault at 1090m elevation. The mining scenario requires backfilling the south side of the Cariboo Pit to shape a ramp from 1125m to 1090m elevation with waste from the Springer Starter Pit. The unit mining costs for the Springer pit varied for cnd$ 0.89 to $1.55 per tonne of waste mined, and from cnd$ 1.03 to 1.58 per tonne mined of ore. The study assumed the use of mining equipment of the same size as that previously used at Mount Polley, including Caterpillar 777 haulage units.

Bell Pit
In the 2002 study the Bell pit was a pushback of the existing Bell pit, with access via a ramp at the north end of the pit. Mining is this zone was planned, as with the Springer pit, assuming the same size mining equipment that had previously being used. The by bench cost estimate varied for ore from can$1.15 to 1.48 per tonne for ore and can$ 0.96 to 1.04 per tonne for waste.

In the 2002 study it was stated that "The ore reserve interpolation may be improved with further drilling below the present pit bottom". This has been done now and the information obtained will be used in the next study prepared for the mining of this zone.

In the 2002 feasibility study the throughput rate for the Bell zone was set at 20,000 tonnes per day, which was based on operating history and lab test work. Metallurgical test work on the Springer Zone indicated the mill feed work index will increase as the pit deepens from the weathered oxide zone to the deeper sulphide zone. Milling rates are planned from a low of 20,000 tpd to a high of 25,000 tpd as the ball millwork index increases from 13 to 19 kwhr per tonne.

Northeast Zone Pit

Metallurgical test work is underway on the new Northeast Zone. Preliminary test work indicates that the ball millwork index is slightly higher than the historic work index of about 18 kwhr/tonne for the Cariboo and Bell zones. However, this higher work may be offset as the Northeast Zone appears to need less primary grinding to achieve good rougher recoveries, (50% passing 200 mesh versus 60-70% passing 200 mesh required for the Cariboo and Bell ores).

The following table shows the costs used in the 2002 study for milling and overhead costs;

Table 18.13.2 2002 Feasibility Study: Milling and Overhead Costs

Cost Distribution		
Milling Cost @ 20,000 tpd	3.75	$/dt
Incremental Milling Cost @ +20,000 tpd	0.75	$/dt
Admin & OH Cost		
Prestrip Phase	200,000	$
Production Phase	0.53	$/dt

18.14 Concentrate Transportation

The following table shows the costs used in the 2002 Feasibility Study for the transportation of concentrate to Japanese smelters, costs were based on the charges in place at the time and will have to be updated for a new study of reopening Mount Polley.

Cost Distribution		
Inland Transportation and Freight	59.10	cdn$/wt
Ocean Freight	22.90	us$/wt

18.15 Concentrate Treatment Charges

The following treatment charges were used in the 2002 study, they will need to be updated in light of changes in the market.

18.15.1 Copper Terms

Concentrate Grade: 26%

Copper Payable: 96.5% of full copper content

Combined Treatment & Refining Charge: 25% of copper price ($US / payable lb)

Minimum charge @ 0.70 $US / lb 0.175 $US / payable lb Cu

Maximum charge @ 1.40 $US / lb 0.350 $US / payable lb Cu

Price Participation: None

18.15.2 Gold Terms

Gold Payable:

Gold Grade Range in Concentrate g/dt		
Lower Limit	Upper Limit	% Payable
0	1	0
1	3	90
3	5	94
5	10	95
10	20	97
20	40	97.25
40	70	97.50
>70	N/A	97.75

Refining Charges: 6.00 $US / oz

18.16 Economic Analysis

The 2002 study assumed the following metal prices and exchange rate;

- Copper Price ($1.10/lb US)
- Gold Price ($330.00 /oz US)
- US/Can Exchange Rate ($0.667)

Figure 18.16 2002 Feasibility Study: Project Sensitivity


Project Sensitivity to Economic Variables - Pre Financing
Project Internal Rate of Return
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
80%
85%
90%
95%
100%
105%
110%
115%
120%
Percent Change in Variable over Base
Baseline
Copper Price
Gold Price
Exchange
Mill Head Grade

At the base case prices and exchange noted above the following key economic results were obtained:

- Net Present Value of the Project (discounted at 10%)
  $10,346,904 (cnd$)
- Internal Rate Of Return
  27%
- Average Total Cu Production Cost (with Au as a credit)
  us$ 0.90 per pound
- Average Total Au Production Cost (with Cu as a credit)
  us$ 219 per tr. oz

Imperial Metals

Table 18.16b Statement of Projected Revenue

STATEMENT OF PROJECTED REVENUE ($CAN)

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
Months of Mill Production	6	12	12	12	10	52
Marketable Copper Production	14,287,159	43,511,953	44,906,027	44,098,714	38,229,887	185,033,740
Marketable Gold Production	31,591	71,115	63,616	57,313	54,338	277,973
GROSS REVENUE	**39,448,236**	**107,530,117**	**106,061,970**	**101,562,415**	**90,384,223**	**444,986,961**
Less Treatment Costs	8,823,891	26,626,657	27,383,224	26,839,999	23,313,960	112,987,731
NET REVENUE AT MINE GATE	**30,624,345**	**80,903,460**	**78,678,746**	**74,722,416**	**67,070,263**	**331,999,230**
Less Mine Costs	28,092,076	36,900,691	26,117,425	23,216,576	16,286,243	130,613,011
Less Milling Costs	13,711,163	27,715,808	27,450,000	27,450,000	23,594,400	119,921,370
Less Administration Costs	2,940,000	3,480,000	3,480,000	3,480,000	2,900,000	16,280,000
Less Sumitomo Conditional Loan Repayment	700,002	1,166,670	1,166,670	1,166,670	1,166,670	5,366,682
Less Head Office Costs	780,000	780,000	780,000	780,000	650,000	3,770,000
NET MINE OPERATING MARGIN BEFORE TAX	**-15,598,895**	**10,860,291**	**19,684,651**	**18,629,170**	**22,472,950**	**56,048,167**
NPV @ 10%	**36,261,911**					
IRR	**90%**					
Less BC Mineral Tax @ 2%	0	217,206	393,693	1,123,678	2,930,173	4,664,750
Less BC Income Tax @ 16.5%	0	0	1,370,651	2,650,659	3,365,749	7,387,060
Less Federal Income Tax @ 22.12%	0	0	1,956,211	2,731,477	3,450,468	8,138,157
NET MINE OPERATING MARGIN AFTER TAX	**-15,598,895**	**10,643,086**	**15,964,096**	**12,123,355**	**12,726,560**	**35,858,201**
NPV @ 10%	**22,791,793**					
IRR	**71%**					
Less Capital Expenditure*	8,368,091	3,724,073	2,401,011	2,008,340	-800,000	15,701,515
Less Reclamation Bond	600,000	300,000	200,000	0	-3,000,000	-1,900,000
Less Working Capital	0	0	0	0	0	0
PRE FINANCING CASHFLOWS	**-24,566,986**	**6,619,013**	**13,363,085**	**10,115,015**	**16,526,560**	**22,056,686**
NPV @ 10%	**10,346,903**					
IRR	**27%**					

*Capital Expenditure includes $1,000,000 contingency

COST PER UNIT OF PRODUCTION

	Year 1	Year 2	Year 3	Year 4	Year 5	TOTAL
Copper in Concentrate (lbs)	14,805,347	45,090,107	46,534,743	45,698,149	39,616,463	191,744,808
Gold in Concentrate (oz)	32,451	73,126	65,415	58,933	55,875	285,800
Value of Copper Production ($Can)	23,573,813	71,794,723	74,094,944	72,762,877	63,079,313	305,305,670
Value of Gold Production ($Can)	15,874,423	35,735,394	31,967,026	28,799,537	27,304,910	139,681,290
Total Cost of Production ($Can)	62,715,220	99,227,228	87,611,660	83,774,915	65,944,603	399,273,626
Cu Production Cost w/ Au credit ($US/lb)	**2.11**	**0.94**	**0.80**	**0.80**	**0.65**	**0.90**
Au Production Cost w/ Cu credit ($US/oz)	**804.12**	**250.09**	**137.75**	**124.57**	**34.19**	**219.19**

COMMODITY VALUES: copper @ 1.10 $US/lb., gold @ 330 $US/oz., silver @ 5.00 $US/oz., exchange @ 0.667 $US/$Cdn.

18.17 Payback

The reopening of the Mount Polley mine, given the estimates and assumptions in the 2002 Feasibility Study would require a total expenditure of approximately cnd$ 25 million before the operating cash flow becomes positive. In that report it was assumed that all the financing required is provided by equity investment and that the only debt the project would have is the Conditional Loan to Sumitomo Corporation described in Section 6.1. It was estimated that the total expenditures required to reopen the mine would have been repaid in the third year following the restart of milling operations at Mount Polley given the assumptions used in that report.

18.18 Mine Life

Based on 30.1million tonnes of economic reserves; 24.6 million tonnes in the Springer Pit and 5.5 million tonnes in the Bell a five-year mining schedule was prepared by the Mount Polley engineering staff for the 2002 study. As stated earlier the main metal prices and exchange rate used in the preparation of that plan were; us$1.10 per pound of copper, us$330 per ounce gold and a exchange rate of us$0.667 per Canadian dollar.

With the discovery of the higher grade Northeast Zone and the additional drilling conducted in the Bell and Springer zones we expect the updated mining schedule we a currently working on to provide for a longer mine life.

19 Interpretation and Conclusions

The following is a list of general conclusions:

- The discovery of the Northeast Zone is the most significant event in the history of the Mount Polley property since the original discovery. With an average copper grade of 0.8 to 1.0%, (three times that of the other zones), the Northeast Zone improves the economics of reopening the mine by a very significant margin.
- The geology and mineralization of the Springer and Bell deposits are well understood. The experience gained during the five years of planning and mining the adjacent Cariboo pit was well utilized in the preparation this report.
- The database used to support the mineral resources in this report is supported by over four years of good to excellent reconciliation between block model grades and those found while mining the Cariboo and Bell Pits.
- After the mine suspension in September of 2001, orderly shutdown procedures were followed, and the mine is now maintained on standby, pending the expected reopening.
- An updated feasibility study of the reopening of the Mount Polley mine is currently being prepared; the key economic variables will be copper price, gold price. As payment for the copper and gold contained in the copper concentrate is received in US dollars and the majority of operating costs are in Canadian dollars the exchange rate is also a key economic variable.

20 Appendix A: Air Photos


Mount Polley Mine
Sept. 2001
Bootjack Lake
Mount Polley
Tailings Dam

Imperial Metals


POLLEY LAKE
LOW GRADE
MILL
BOOTJACK ROAD
BOOTJACK LAKE


PERIMETER EMBANKMENT
MAIN EMBANKMENT
MT. POLLEY MINE TAILINGS DAM
ROCK BORROW PIT

21 Appendix B: Bibliography of Past Mt. Polley Reports

Bacon, W.R., 1965: Geological, Geochemical and Geophysical Report on the BJ I-IV Groups, M.C. 1-130

Bailes, R.J., 1973: The Cariboo-Bell Alkaline Stock. Master of Science Thesis, Queen's University

Bailey, D. G., 1978: The Geology of the Morehead Lake Area, South Central British Columbia. PhD Thesis, Queen's University

Bailey, D.G., 1975: Geology of the Morehead Lake Area, South Central British Columbia. Master of Science Thesis, University of Manitoba

Bailey, D.G., Hodgson, C.J., 1979: Transported Altered Wall Rock in Laharic Breccias at the Cariboo-Bell Cu-Au Porphyry Deposit, British Columbia. Economic Geology, Volume 74.

Barringer Research Limited, 1971: Geochemical Study on the Cariboo-Bell Property, McLease Lake, Area, B.C.

Cariboo-Bell Copper Mines Ltd., 1967-68: Report on Exploration and Preliminary Development of Cariboo-Bell Copper Mines Ltd. Copper Deposit, Cariboo Mining Division, British Columbia

Chapman, D.A. & Associates, 1969: Tectonic Survey of Bootjack Lake Claims, Quesnel Mining Division, for Cariboo-Bell Copper Mines Ltd.

Derry, Michener Booth & Wahl, 1990: Geological and Mineable Reserves, Mount Polley Project, Cariboo Mining Division, British Columbia

Dods, A.R., 1965: Report on Induced Polarization Survey near Quesnel Lake, British Columbia (Claims BJ 5-10 BJ 19-24)

Dundas, T.R.B., 1982: Interpretation of Geophysical Surveys, Cariboo-Bell Property, Williams Lake, B.C. for E & B Explorations Inc.

Dunsford, P., 1980: Cariboo-Bell Ore Reserves. Teck Mining Group Limited. Memo to W. Meyer.

E & B Explorations Inc.: Cariboo-Bell Project - Summary Report

Fraser, I., 1970: Aeromagnetic Interpretation of the Mount Polley Region for Cariboo Bell Copper Mines Ltd.

Fraser, T.M., Stanley, C.R. et al., 1995: The Mount Polley Alkalic Porphyry Copper-Gold Deposit, South-Central British Columbia. Canadian Institute of Mining, Metallurgy and Petroleum, Special Volume 46

Gorc, D., 1992: Geological and Rock Geochemical Report on the Northwest Target Area, Mount Polley Project

Hindson, R.E., 1978: Percussion Drilling Report on the BJ Mineral Claims, Cariboo Mining Division

Hodgson, C.J., Bailes, R.J., Verzosa, R.S., 1975: Cariboo-Bell: A Porphyry Deposit in Alkalic Sub-Volcanic Setting. CIMM Special Volume 15.

Imperial Metals Corporation, 1995: Water Well Drilling, Mount Polley Mine

Lee, F., 1970: Report on Geological Mapping of the Trenched Area of the Cariboo-Bell Copper Mines Ltd. Property, Bootjack Lake, Cariboo Mining Division, B.C.

Littlejohn, A.L., 1982: Petrographic Report, Cariboo-Bell Project.

Loring, R.B., 1994: Geologic Evaluation of the Mount Polley Copper-Gold System, Likely, British Columbia

McClymont, B.I., 1980: Percussion Drilling Report on the BJ Mineral Claims, Cariboo Mining Division

McNaughton, K., 1987: Cariboo-Bell Project - 1986 Geochemical, geophysical and Drilling Report on the BJ, Bootjack, CB and Polley Mineral Claims, Cariboo Mining Division (Volumes I, II & III)

McNaughton, K., 1987: Geochemical, Geophysical Report on the Cariboo 1-4, Most Likely 3 and 4 Short Stuff 2 and 3 and Sun Mineral Claims, Cariboo Mining Division

McNaughton, K., 1990: Diamond Drilling and Bulk Sampling Report - Mount Polley Project

Meyer. W., 1970: Progress Report Re: Cariboo-Bell Copper Mines Ltd. Stripping Program November-December 1969

Nikic, Z.T., Pesalj, R., Gorc, D., McNaughton, K., 1990: Mount Polley Copper-Gold Deposit, Cariboo Mining District, British Columbia

Pesalj, R., 1989: Geological, Geophysical and Diamond Drilling Report, Mount Polley Project

Pesalj, R., 1989: Mount Polley Project - Summary Report

Pesalj, R., 1995: Diamond ad Reverse Circulation Drilling and Soil Geochemical Sampling

Pesalj, R., 1996: Exploration Report

Read, P.B, 1997: Surface Geology of the Area East of the Cariboo Pit

Ross, J.A.C., 1966: Report on Cariboo-Bell Copper Mines Limited Bootjack Lake Property, Williams Lake District

Saleken, L.W., 1986: Exploration Proposal, Cariboo-Bell Project

Saleken, L.W., Simpson, R.G., 1984: Cariboo-Quesnel Gold Belt Project - Summary Report

Scott, A., 1988: Report on Induced Polarization Survey, Mount Polley Project

Simpson, R.G., 1981: Cariboo-Bell Project - Report on 1981 Exploration Work

Simpson, R.G., 1981: Drilling and Geochemical Survey Report on the BJ and CB Mineral Claims, Mt. Polley Area, Cariboo Mining Division

Simpson, R.G., 1982: Cariboo Bell Project - Report for E & B Explorations Inc.

Simpson, R.G., 1983: Report for E & B Explorations Inc.

Thompson, I., 1982: Review of Cariboo-Bell Project

Tindall, M., 1986: Geochemical Report on the Cariboo 1-4, Most Likely 3 and 4, Short Stuff 2 and 3 and Sun Mineral Claims, Cariboo Mining Division

Verzosa, R.S., 1972: Report on the Percussion Drilling Program

Wild C. J., 1998: Report on Diamond Drilling

Wild C. J., 1998: Assessment Report (1997) Property Exploration and Drilling

Wild C. J., 1999: Assessment Report (1998) Property Exploration and Drilling

Wild C., Gillstrom G., 2000: Assessment Report (1999) Property Exploration and Drilling

Park V, Gillstrom G., 2001: Assessment Report (2000) Property Exploration and Drilling

Park V, Gillstrom G., 2001: Assessment Report (2001) Property Exploration and Drilling

Gillstrom G., 2002 Feasibility Study: Springer and Bell Pits, 43-101 report

82-34714

Imperial Metals

Annual Information Form

May 19, 2004

CORPORATE STRUCTURE

Name and Incorporation

Imperial Metals Corporation ("Imperial" or the "Company") was incorporated under the *Company Act* (British Columbia) on December 6, 2001 under the name IMI Imperial Metals Inc. The Company changed its name to Imperial Metals Corporation on April 10, 2002.

Imperial maintains its registered and executive office at 200 – 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6 [tel: 604.669.8959; fax: 604.687.4030; email: info@imperialmetals.com; website: imperialmetals.com]

Intercorporate Relationships

	Jurisdiction of Incorporation	*% Voting Shares Owned by Imperial*
Mount Polley Mining Corporation	British Columbia	100%
Huckleberry Mines Ltd.	British Columbia	50%
Sterling Gold Mining Corporation	Delaware	100%

GENERAL DEVELOPMENT OF THE BUSINESS

History

In April 2002 IEI Energy Inc., formerly Imperial Metals Corporation ("Old Imperial"), was reorganized under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada). The Plan was approved by the creditors and shareholders of Old Imperial on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002, and implemented in April 2002.

Under the Plan, Old Imperial divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of Old Imperial's existing oil and natural gas and investment assets were retained in Old Imperial, which was renamed IEI Energy Inc. (in February 2003 IEI Energy Inc. underwent an amalgamation and is now Rider Resources Ltd.). All of Old Imperial's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that was renamed Imperial Metals Corporation and listed for trading on the Toronto Stock Exchange on April 25, 2002 under the symbol "III".

Imperial had no operations prior to January 1, 2002.

Imperial maintains a balanced approach to exploration and development of its mineral projects. The Company began 2003 with $1.2 million received from the sale of the Silvertip project in 2002. During 2003 Imperial completed three financings netting the treasury in excess of $12 million. A fully subscribed rights offering was completed in February raising net proceeds of $1,250,000 from the issuance of 3,942,353 common shares at $0.35 per common share. In August Imperial completed a fully subscribed non-brokered private placement raising net proceeds of $1,465,000 from the issuance of 3 million flow through common shares at $0.50 per common share. In December a $10.0 million bought deal private placement financing was completed, netting the treasury $9,287,000. A total of 2,353,000 units at $4.25 per unit were sold, each unit consisting of one common share and one half warrant. The proceeds were allocated for exploration at the Company's Mount Polley and Sterling properties, and for general working capital purposes.

On December 1, 2003 the management of the Huckleberry mine was transferred from Imperial to Huckleberry Mines Ltd. ("Huckleberry"), the joint venture company in which Imperial retains a 50% equity ownership. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving the Company's balance sheet. Imperial continues to have significant influence on Huckleberry, acting in an advisory capacity on mine business.

Imperial is working towards the re-opening of the Mount Polley mine in late 2004. An updated reserve estimate, mining plan, and an application for a permit amendment to include mining of the Northeast Zone have been initiated. The mining plan is scheduled to be completed in the second quarter of 2004 and will provide the basis for the re-opening of Mount Polley mine.

Significant Acquisition and Dispositions

Although the Company did not have any significant acquisitions on disposition in 2003, the impact of the change for accounting for Huckleberry on the balance sheet is comparable to a disposition because of the magnitude of Huckleberry when compared to the balance of the Company's financial position.

The management of Huckleberry was restructured on December 1, 2003, resulting in a change in basis of accounting for Huckleberry, from proportionate consolidation basis to equity basis. This improved the Company's balance sheet by eliminating the large debt associated with Huckleberry. All of the assets and liabilities of Huckleberry previously recorded on a line by line basis were removed from Imperial's consolidated balance sheet.

The statement of income for the year 2003 includes eleven months of Huckleberry on the proportionate consolidation basis and one month on the equity basis compared to twelve months on the proportionate consolidation basis in 2002. This change in method of accounting for Huckleberry will result in large variances in the balance sheet and the income statement subsequent to December 1, 2003.

Trends

Copper prices started to increase in the second half of 2003 and continued to rise to a nine year high of US$1.41 per pound in the first quarter of 2004. Subsequently, copper prices have declined and are currently averaging US$1.25 per pound. Copper prices are expected to remain at levels above US$1.00 per pound, providing a substantial increase in revenues from the previous levels in the US$0.80 per pound range. Gold prices continue to fluctuate in a range that is also markedly higher than at the end of 2002. Offsetting these trends to higher long term metal prices is an increase in the value of the Cdn Dollar versus the US Dollar. The Company sells its production in US Dollars and therefore increases in the value of the Cdn Dollar versus the US Dollar reduces revenue in Cdn Dollars. However, the increase in the Cdn Dollar benefits Huckleberry as most of its long term debt is denominated in US Dollars.

Forward-Looking Statements

The information contained within this Annual Information Form is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 19, 2004. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Risk Factors

Exploration programs, development prospects and mining operations are affected by a number of factors that can significantly impact the operations and financial position of the Company.

The Company explores for and produces base and precious metals. Exploration and development prospects for these metals are affected by their price, with copper and gold prices being of primary importance to the Company. Exploration and development requires significant amounts of capital and even if the funds were available, the outcome is dependent on finding sufficient quantities of minerals, permitting the project, constructing the processing and ancillary facilities and starting commercial production. This process takes time and many factors, including commodity prices and economic conditions, may change, affecting the viability of the project. The Company has expertise in managing these risks and will conduct its exploration and development activities to maximize returns for its shareholders.

The price of copper is a key determinant of revenues from mining operations as the Huckleberry mine is primarily a copper producer. Copper is sold in US Dollars and therefore the US/Cdn Dollar exchange rate is also a key factor in determination of revenue. Most of the debt of Huckleberry is denominated in US Dollars and this affects the interest paid in Cdn Dollars as well as the ultimate repayment amount of the debt. Huckleberry interest expense is based on floating rates, which vary with a number of factors, including international economic and political events. In addition, mining operations face various operating risks, including environmental risks. Operating risks include accuracy of mining plans, ore grade, milling and recovery issues and others. The Company minimizes risks from mine operations through prudent operating practices, using well trained and knowledgeable staff, obtaining insurance for certain risks, and hedging copper production and exchange rates from time to time.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Imperial is a Canadian mining company active in the acquisition, exploration, development, mining and production of base and precious metals.

The Company holds 50% equity in the Huckleberry copper-molybdenum open pit mine. When operating, the wholly owned Mount Polley mine, which has been on care and maintenance since September 2001 due to low metals prices, produces copper-gold concentrates. The copper-gold concentrates and copper concentrates are shipped to smelters in Japan for refining. Gold dore is transported by land to local North American refineries. Molybdenum is transported by land to buyers for export to Europe.

As at year end at December 31, 2003, Imperial and its subsidiaries employed approximately 21 staff.

Mount Polley Property and Mine

Property Description and Location

The wholly owned Mount Polley open pit copper-gold mine is Imperial's principal mineral property. It is owned by Mount Polley Mining Corporation ("MPMC"), a wholly owned subsidiary of Imperial. The property is located in central British Columbia, 56 kilometres northeast of Williams Lake. The property consists of a mineral lease covering 483 hectares and 25 mineral claims and one fractional claim comprising a total of 344 units encompassing approximately 8,908 hectares.

Construction of the 18,000 tonne per day Mount Polley mine and milling facility began in late May 1996 and was completed in June 1997. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. All necessary mining permits were obtained for the construction and operation of the Mount Polley mine. Mining continued until September 2001, when operations were suspended due to low metal prices. Reserves in the Cariboo pit have been exhausted. With the discovery of the Northeast Zone in August 2003, plans are under way to restart operations at the Mount Polley mine. Work on a feasibility study has been started and is expected to be completed by July 2004.

In March 2004 work on an updated reserve estimate for the Northeast, Bell and Springer zones, a mining plan, and an application for a permit amendment to include mining of the Northeast Zone were initiated. The mining plan is scheduled to be completed in the second quarter of 2004 and will provide the basis for the reopening of Mount Polley mine.

Mount Polley is a porphyry copper-gold deposit hosted within a brecciated plagioclase porphyry. The principal copper-bearing mineral is chalcopyrite but other copper minerals are present, especially in the Springer oxidized zones. The other minerals include bornite, malachite, chrysocolla, and azurite. Gold is present principally as inclusions in copper sulphide and as free liberated grains.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Mount Polley mine is located in south-central British Columbia, eight kilometres southwest of the village of Likely and 56 kilometres northeast of Williams Lake, on NTS Mapsheet 93A/12 at latitude 52° 33' N and longitude 121° 38' W. Road access from Williams Lake is 15 kilometers southeast on Highway 97 to 150 Mile House, 76 kilometres north on the Likely Highway to Morehead Lake, and then 12 kilometres east on the unpaved Bootjack Forest Access Road to the mine site. Other forestry and mining roads afford good access to most parts of the property. Travel time from Williams Lake is approximately 75 minutes.

The property sits near the eastern edge of the Fraser Plateau physiographic sub-division, which is characterized by rolling topography and moderate relief. Elevations range from 920 metres at Polley Lake to 1,266 metres at the summit of Mount Polley.

Forest cover consists of red cedar, Douglas fir and sub-alpine fir, with lesser black cottonwood, trembling aspen and paper birch. Much of the area has been clear-cut by commercial logging. Mean monthly temperatures range from 13.7°C in July to –10.7° in January. Precipitation averages 755 mm with 300 mm falling as snow.

History

Although copper showings on Mount Polley were known for many years in this historic placer gold mining area, the first recorded exploration was in 1964. In 1982, E & B Explorations Inc. acquired a 100% interest in the property on its own behalf and that of Old Imperial and the Geomex Partnerships.

During the period between 1988 and 1990, Old Imperial conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 meters, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys. In 1990, a comprehensive feasibility study based on a 5 million tonne per year plant was completed by Wright Engineers Ltd. (the "Wright Feasibility Study").

By 1994 Old Imperial had increased its interest in Mount Polley to 100%. Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an update of the Wright Feasibility Study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada Ltd. that culminated in the formation of Mount Polley Mining Corporation ("MPMC") in April 1996.

In late May 1996, construction of an 18,000 tonne per day mine and milling facility began at the Mount Polley site. Construction of the Mount Polley mine was completed in June 1997. The estimated cost was $123.5 million and the construction time 17 months. The project was completed under budget and ahead of schedule costing $115 million and taking 12 months to complete. The plant start-up and commissioning took place in late June with the plant rising towards design capacity by the end of 1997. Completion under the terms of the Sumitomo Loan Agreement was achieved by December 9, 1997.

Mining continued until September of 2001, when operations were suspended due to low metal prices.

Effective December 2000, Old Imperial acquired Sumitomo's 47.5% interest in the Mount Polley mine for $4.5 million cash, increasing Old Imperial's interest to 100%. The transaction also involved the restructuring of the outstanding debt under the Sumitomo Loan Agreement which was converted to a $7 million non-recourse and non-interest bearing loan, repayable over a period of up to 10 years at a maximum rate each year of 10 monthly payments of $116,667 each, conditional on the Mount Polley mine continuing to operate. Following the acquisition of Sumitomo's interest in the Mount Polley mine, six conditional payments of $116,667 were made. The present balance owing on the $7 million non-recourse and non-interest bearing loan (the "Sumitomo Debt") is $6.3 million. Pursuant to the Plan, the Sumitomo Debt was assumed by Imperial, effective January 1, 2002. Concurrent with the transfer for the Sumitomo Debt, Imperial transferred its interest in the Mount Polley mine and related assets and liabilities to MPMC on the same date.

Geological Setting

Mount Polley is an alkalic porphyry copper-gold deposit. The deposit is hosted within the Polley Stock, a northwesterly, elongated stock approximately five kilometres long that occurs between Bootjack and Polley lakes. The stock is a multi-phase pluton with a composition ranging from diorite through monzonite to porphyritic monzonite.

The orebodies consists of intrusion and hydrothermal breccias as well as porphyritic dikes related to monzonitic intrusions. The core of the system consists of the Cariboo, Bell and Springer deposits, which are truncated in the west by the north-northwest striking Polley Fault. This fault separates mineralization into two sub-areas, the Central orebody and the West orebody. The Central area has been subdivided into the Cariboo, Bell, and C2/207 zones. The West area includes the South and central Springer and the Springer North Extension zone.

The Northeast Zone, discovered in 2003, lies 1.5 kilometres to the northeast of the main deposits, near the northern boundary of the Polley Stock with the Nicola Group volcanics.

Lastly, a smaller deposit east of the Cariboo pit, known as the Southeast zone, was identified in 2000-2001. Each zone has distinctive characteristics of mineralization, alteration, and oxidation, which affect their milling and metallurgical response.

The Mount Polley deposit is hosted in an alkalic intrusive complex within the Central Quesnel Belt (CQB), a part of Quesnellia extending along the eastern margin of the Intermontaine Belt in south-central British Columbia. The CQB is composed of Upper Triassic to Lower Jurassic sedimentary and volcanic rocks of island arc and oceanic origin extending along the western margin of the Omineca Crystalline Belt. The Nicola Group rocks are thought to have formed in a Late Triassic volcanic arc, east of a subduction-accretion complex.

Stocks within the CQB are interpreted to be coeval with the more broadly distributed volcanic rocks, likely as volcanic centers; northwest-trending faults appear to control the emplacement of these centers. The Polley Stock, (dated at 202 Ma and composed of syenite, monzonite, monzodiorite and diorite), intrudes Nicola Group volcanics and alkali basalts.

Exploration

The Mount Polley deposit was first discovered as a result of follow-up prospecting of an aero magnetic anomaly highlighted on a government aeromagnetic map sheet issued in 1963. Mastodon Highland Bell Mines Limited and Leitch Gold Mines first staked claims in 1964. In 1966 the two companies merged to form Cariboo-Bell Copper Mines Limited. The property was mapped, soil and geochemical surveys, and air-borne and ground-bases geophysical surveys were conducted. This was followed by bulldozer trenching and drilling.

In 1969 Teck Corporation assumed control of Cariboo-Bell. During the period from 1966 to 1972 at total of 18,341 metres of core drilling and 8,553 metres of percussion drilling was completed in 215 holes. In 1970 magnetic, seismic and induced polarization (IP) surveys were conducted. Teck continued to work the property in 1972, 1973 and 1975. In 1978 Highland Crow Resources, an affiliate of Teck, acquired control. In 1979 Teck completed six percussion holes for 354 metres.

In 1981 E&B Explorations Inc. optioned the property from Highland Crow and completed 1,746 metres of core drilling, 1,295 metres of rotary drilling, and soil geochemical and ground control surveys. In 1982 E&B acquired a 100% interest and continued to work the property with joint venture partners Geomex Partnerships and Imperial. From 1982 to 1987, E&B completed soil geochemistry, magnetic, VLF-EM and IP surveys, geological mapping, 3,585 metres of core drilling and 4,026 metres of reverse circulation drilling.

In 1987, Imperial Metals merged with Geomex Partnerships and purchased the remaining interest in the property from Homestake Canada and others. E&B had merged with Mascot Gold Mines that subsequently merged with Corona Corporation and finally became Homestake Canada. During the period between 1988 and 1990, Imperial Metals Corporation conducted a comprehensive exploration program consisting of 238 core holes totaling 27,566 metres, the collection of six bulk samples from surface trenches totaling 130 tonnes, geological mapping and IP surveys.

In 1990 Wright Engineers completed a positive feasibility study that incorporated new ore reserve calculations, metallurgical testing, geotechnical evaluations, and environmental impact assessments.

In 1994, Gibraltar Mines Ltd., under an option agreement with Imperial, drilled seven core holes for 1,216 metres. Upon evaluation of the project, Gibraltar declined further participation. Following a merger with Bethlehem Resources Corporation in 1995, Imperial completed an in-house feasibility study. Financing was arranged with Sumitomo Corporation through a joint venture with SC Minerals Canada that culminated in the formation of Mount Polley Mining Corporation (MPMC) in April 1996.

In 1995 MPMC drilled five core holes for 884 metres to be used for metallurgical test work. Eleven core holes for 1,773 metres tested on-site exploration targets outside the proposed pit limits, including the Kay Lake Basin area and the Road Zone. Seven rotary holes for 932 metres were drilled to source and monitor groundwater near the mill and between the pits and adjacent lakes: these holes were also logged and assayed. A soil geochemistry survey was conducted over a six line-kilometre grid.

In 1996, seven core holes for 992 metres were drilled in areas peripheral to the proposed pits, such as the Road Zone, the Northwest Zone and the S Zone. Lithogeochemical samples were collected from road cuts and new bedrock exposures.

In 1997, fifteen core holes for 1,614 metres were drilled to define the margins of the Cariboo pit and 17 percussion holes for 702 metres were drilled to provide better ore definition for mine planning. Surface and pit wall geological mapping east of and in the Cariboo pit were conducted concurrently. Three water well holes for 351 metres were drilled to provide source water for milling and mining operations. Rock chip samples from new road cuts were collected and analyzed.

During 1998, nine core holes for 1,993 metres were drilled within and along the margins of the Cariboo pit. These holes were designed to prove continuity of mineralization to depth, to determine the orientation of mineralization, to provide definition in under-drilled areas and to determine rock quality for pit design. Core from previously drilled holes within the Cariboo pit area was relogged and reinterpreted.

In 1999, thirty-three percussion holes for 1,385 metres and eighteen core holes for 4,067 metres were completed. The percussion holes tested for near-surface ore reserves southeast of the Cariboo pit. The core holes were drilled in the Bell Pit area to test for mineralization to the north and east and to depth, in the Cariboo pit to test high-grade mineralization at the south end of the pit, and to test targets south of the Cariboo pit that resulted in the discovery of the C2 Zone. Core from previously drilled holes within the Bell pit and Cariboo pit areas was relogged and reinterpreted. The surface geology of the Bell pit area was mapped.

In 2000, a total of 226 percussion holes for 10,653 metres and 26 core holes of 4,875 metres were completed. The areas that received work were the 207, Bell, C2, Cariboo, MP-071, Road, Rad, Southeast and Springer. This drilling was successful in defining previously discovered copper and gold mineralization in the C2 /207 and Southeast zones, and in discovering high-grade copper mineralization north of the proposed Springer pit.

In 2001, a total of 170 percussion holes for 9,421 metres and 41 core holes of 6,696 metres were completed. The areas that received work were the Bell, Cariboo, Springer, and North Springer Zone. This drilling was successful in discovering and defining new high-grade copper/gold mineralization in the North Springer Zone. This year's drilling also helped infill the gaps in the central and south Springer. A majority of the Springer drill cuttings from these zones were used for metallurgical test work. The drilling in the Cariboo and the Bell was used to help in short and long range production planning.

In the post mine closure 2002 technical report the author recommended five other areas where future exploration that may increase the value of the Mount Polley property. These areas were the Deep Bell and Deep Springer pits, the area northeast of the Springer pit, Mount Polley itself, and the Lloyd-Nordic Zone. Since that paper the Northeast Zone, a very significant new zone, has been discovered on the Mount Polley property.

Northeast Zone

In August 2003 Imperial discovered a new copper-gold zone by prospecting north of the Bell pit. The new discovery is approximately 1.5 km northeast from the partially mined Bell pit. Trenching and drilling have revealed a hydrothermal breccia over a 350 metre strike length. This breccia remains open along strike to the southeast. Related breccias continue in all other directions, enhancing the potential for further discoveries.

The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from known breccia-hosted copper-gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content, lower magnetite, as well as higher copper grade

Drilling and trenching are ongoing to determine the extent and geometry of this very promising new zone of high-grade mineralization. The exploration program is being conducted under the direction of Patrick McAndless, Vice President Exploration and Stephen Robertson, Senior Geologist.

Bell Zone

The Bell Pit was mined to the 1120 bench at the time of closure in September of 2001. The 1130 bench yielded 129,000 tonnes at 0.50% Cu, 0.40 g/t Au at 5.0% Cu oxide ratio, and the 1120 bench yielded 47,000 tonnes at 0.87% Cu, 0.62 g/t Au at 3.5% oxide ratio. The ore/waste contact along the west wall diorite was well modeled, but the high-grade zone below the existing 1120 bench needed more drilling. To date 30 new holes have been drilled the Bell Zone in 2003 and 2004. This new drill data is being used in the new feasibility study now under way.

Springer Zone

A total of 11 new holes have been drilled to date in the Springer Zone. This new 2003-2004 drilling has concentrated on developing the deep part of the South Springer. The new drilling shows the existence of a much larger and higher-grade zone in this area. Drilling here is expected to be completed by September of 2004. Upon completion of this drilling it expected that the overall size of the Springer Zone will increase significantly.

Additional Areas

The original geochemical grids and geological mapping on the Mount Polley property shows that northwest of the Springer pit, there is still potential to discover some structurally controlled, high grade blocks of breccia. The targets will be similar to the Springer North extension and the Northeast Zone. Mapping and sampling in 2001 just northwest of the Springer extension zone, revealed some sporadic areas of mineralized breccia. Some mapping, a new tighter spaced soil geochemical grid over this area, followed by some IP and drilling of anomalous areas, is recommended.

Polley Mountain was originally mapped in 1970 as a "*bleached feldspar-hornblende diorite*". Both of the vertical drill holes drilled on Polley mountain itself show thin bands of mineralized breccia, the highest grading 0.395% copper over 9 metres at a depth of 94 metre (MP-131). Subsequent mapping by Rad

Pesalj, Imperial Geologist, showed the intrusive in this area to be mostly monzonite breccia. Given the size of the brecciated monzonite mapped in this area and the sparse drilling, a possibility of small high-grade, structurally controlled blocks exists here.

Imperial conducted research at BC Research Laboratories at the University of British Columbia in Vancouver, designed to find leaching techniques that will economically leach copper oxide mineralization in alkalic host rocks. The work was very successful in bench scale tests, and larger column testing continues. Initial testing of highly oxidized material from the Springer pit has shown up to 78% of the acid soluble copper can be recovered in about 110 days of leaching when it is crushed to half an inch. This compares to an expected acid soluble copper recovery of 11% if this material were treated in the existing flotation plant.

These preliminary results prompted Imperial to reevaluate the oxide copper resources at Mount Polley, and also reassess some of the outside exploration targets that had been abandoned earlier due to their high oxide copper content. If these targets can be proven to have substantial size, they could be added to the already significant oxide copper mineralization defined in the Springer Zone.

Mineralization

There are four main phases of faulting in the Polley deposit. All are post mineralization, creating separate, mostly vertical, faulted blocks of copper/gold rich breccia. During mining, the ore-waste contacts in the Cariboo and Bell pits were found to be sharp and controlled by these structures.

The Polley Fault, a north-northwest trending structure, with a steep easterly dip, typifies the first phase of faulting. It is one of the largest structures in the deposit area and divides the Springer and the Cariboo Pits. In the southwest corner of the Cariboo Pit, the fault consists of gougy fault breccia, clay gouge, and highly sheared and fractured rock over a maximum thickness of over fifty metres and likely represents late movement along an older regional fault structure. The Polley fault also forms the western limit of the C2 Zone, in the south. Several other faults follow the same north/south trend, including the Cariboo and East Cariboo Fault. The East Cariboo Fault defines the eastern edge of mineralization in the Cariboo and Bell Pits. The second phase of northwest-trending faults transects the Cariboo, Springer, Bell, and C2 deposits. These structures, including the Chrysocolla, Lower Oxide Boundary Fault, North Cariboo, and C2 Fault, tend to be highly fractured and gougy over several metres thickness. These structures form most of the in pit *ore type* boundaries.

A third phase of east/west trending faults forms the southern boundary of the Cariboo and the Springer pits. Examples include the Cariboo and Springer South Boundary faults (Ian's fault) and Bell Diorite Fault.

A final, late stage of north/south trending faults, cross most of the geological and structural boundaries in all zones. These structures are infilled with distinctive green augite porphyry dykes and are found everywhere on the property. Experience in mining the Cariboo Pit showed these dykes perch ground water between them, hampering production drilling. It was found that laying the first blast pattern on each bench across these dykes and breaking them up, was successful in helping dewater the bench.

In the Northeast Zone mineralization appears to be localized to a SE-NW trending, steep-sided body hosted in intrusion breccia and associated dikes. Three dimensional modeling based on drill hole data suggests the body tapers downwards and dikes are generally north-south trending. Post-mineral faults are generally narrow (less than a metre) and marked by rubble or gouge, and commonly coincide with dike margins. A sheared augite porphyry (AP) dyke marks the termination of chalcopyrite mineralization and the northeast boundary of the deposit. Faulting oblique or transverse to the trend of the Northeast Zone may be more significant, however, and possibly responsible for apparent horizontal and vertical offsets identified in drill core and geophysical interpretations. Recent mapping has provisionally identified shear fractures with a variety of trends from northeast to east, with sub-horizontal slip indicators, which could be implicated in post-mineral displacements. Preliminary mapping and trenching over the Northeast Zone has revealed a set of sub-vertical fractures trending approximately north. Northeast Zone rocks are strongly fractured and drilling breaks along veinlets and chlorite-hematite fractures are common.

At present not much is known about the genesis of the Northeast Zone but the area is currently the focus of an extensive exploration program involving diamond drilling, trenching, geophysical surveys (IP and seismic), and detailed surface mapping.

Cariboo Pit

The Cariboo pit was mined out as of September of 2001. In general, high-grade feed from the Cariboo consisted of pink, potassically altered breccia. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic to grey, porphyritic intrusive; the matrix is medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and were more abundant in more strongly mineralized rock.

Magnetite content within the breccia matrix was found to be highly variable depending on location and correlated strongly with copper and gold grades. Very high-grade (Cu-Au) magnetite pipes occurred in the South and East Lobe zones; these pipes were mistaken as supergene mineralization in the early stages of exploration.

Copper mineralization occurred mostly as disseminated chalcopyrite. Minor chalcopyrite also occurred in fractures and veinlets. Minor bornite and trace quantities of covellite, chalcocite and digenite were present in more strongly altered rock. Copper oxides (true oxides, carbonates and silicates) were present in varying quantities throughout the pit. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurred in fractures, veinlets, and as blebs, and was most abundant only in a structurally controlled zone in the center of the pit.

Ore in the Cariboo pit can be divided into four distinct zones: the South Zone, the Central Zone, the North Zone and the East Lobe Zone.

The *South Zone* ore was moderately soft, more altered and relatively higher-grade, with larger blebs and veinlets of chalcopyrite. It had a moderate oxide to total copper oxide ratio of 10 to 30%. The ore had a moderate to high magnetite content and contained several post-mineralization, copper/gold-rich magnetite pipes. The magnetite pipes were two to five metres in diameter.

The *Central Zone* was fault-bounded and highly oxidized. The ore was strongly altered with common secondary biotite. It had a moderate to high oxide to total copper ratio of 30 to 60%. Chrysocolla comprises 5% to 25% of the copper mineralization. The chalcopyrite was very finely disseminated.

The *East Lobe Zone* ore had the highest copper-gold grades and magnetite content. The zone contained several large magnetite pipes (up to twenty metres in diameter), and in many areas the breccia matrix was composed entirely of magnetite. Copper mineralization occurred as disseminated and veined, and occasionally massive chalcopyrite. Minor quantities of bornite, chalcocite, covellite and digenite also occurred. It had a moderate oxide to total copper ratio of 20 to 35%, but unlike in the Central Zone, chrysocolla was rare. This zone was mined out in 2000, with the magnetite feeders having been truncated at depth. The main mineralization occurred between the 1140 and 1100 benches.

The *North Cariboo Zone* ore was typically hard, with the breccia matrix appearing less altered than elsewhere in the Cariboo pit. Mineralization occured as finely disseminated chalcopyrite; other copper sulfides are rare. It has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla was rare to absent.

The waste rock in the Cariboo pit was composed of all phases of the Polley Stock, with approximately 40% monzonite, 30% plagioclase porphyry monzonite, 20% diorite, and 10% green augite porphyry (AP) dyke.

Bell Pit

The Bell pit was mined down to the 1120 metre elevation, as of September 2001. The Bell pit is separated from the Cariboo by an unmineralized, fault-bounded, section of monzonite. The Bell ore is typically hard, and like the North Cariboo, the breccia matrix appearing less altered than elsewhere in the Cariboo pit.

Mineralization occurs as fine to coarse disseminated, and veined chalcopyrite. Other minor copper sulfides including bornite, chalcocite, covellite and digenite also occur. It has a low oxide to total copper ratio of 2% to 10 %. Chrysocolla is rare to absent. Most of the higher grade mineralization occurs in a band along the west wall diorite contact. This higher grade mineralization dips steeply to the east, and was, at the completion of mining in 2001, exposed on the 1120 bench floor.

Pyrite occurs (1% to 2%) along fractures in the north/central area of the pit, where the breccia is adjacent to a small block of fault bounded volcanic andesite. This elevated pyrite affected the concentrate grade during mining in 2001. The addition of lime to the mill floatation circuit was helpful in controlling this concentrate problem. The occurrence of this pyrite dropped significantly on the 1130 and 1120 benches of the Bell, and is assumed to no longer pose a problem. This faulted zone has been in the past erroneously termed as a 'phyllic or pyrite halo', as described in the idealized Lowell and Guilbert Porphyry Model (1970), but is in fact still part of the potassic core of the Mount Polley deposit. The Mount Polley deposit more closely resembles the Diorite Porphyry Model (Holliter 1975, Evans 1980) than the Lowell and Guilbert model, as it lacks both the phyllic and argillic alteration phases.

"The diorite model deposits differ in a number of ways from the Lowell-Guilbert model; one of the main reasons is that the sulphur concentrations are relatively low in the mineralizing fluids. As a result, very little of the iron oxides in the host rock are converted to pyrite and most of the iron remains in the chlorites and biotites, while excess iron tends to occur as magnetite which may be present in all alteration zones" (Evans 1980).

The waste rock in the Bell pit is composed of approximately 50% diorite, 25% monzonite/plagioclase porphyry monzonite, 20% volcanic and 5% green AP dyke.

Springer Pit

A 70,000 tonne bulk sample was mine and milled from the 1170/60 elevation of the Upper South Springer in September 2001. This sample was used to test the recovery and milling characteristics of the high copper oxide mineralization in this area.

In general, high-grade feed from the Springer pit will consist of pink, potassically altered breccia similar to the Cariboo. Clasts within the breccia are angular and of varying lithology, ranging from black, fine-grained volcanic, to grey porphyritic intrusive. The matrix is composed of medium-grained plagioclase porphyry monzonite. Plagioclase phenocrysts in the matrix are strongly clay-altered, and are texturally similar to those in the grey, unaltered plagioclase porphyry to the south of the pit. Veins and veinlets of calcite, epidote, actinolite and microcline, present throughout the breccia, and are more abundant in strongly mineralized areas.

Magnetite content within the breccia matrix will also be similar to the Cariboo ore, which was found to be highly variable depending on location and correlated strongly with copper and gold grades. The high-grade (Cu-Au) magnetite pipes that occurred in the South and East Lobe zones of the Cariboo do not seem, from studying the drill core, to be present in the Springer. However, these pipes were never originally identified in the Cariboo pit, so they may be present in the Springer.

Copper mineralization occurs mostly as disseminated veined and blebbed chalcopyrite. Minor bornite and trace quantities of covellite, chalcocite and digenite are also present. Copper oxides (true oxides, carbonates and silicates) are present in varying quantities throughout the pit, depending on the zone. Malachite/azurite occurred as powdery fracture-fill. Chrysocolla occurs in fractures and veinlets and as blebs to 2 cm and will only be abundant in the upper part of the South Springer.

Ore in the Springer pit can be divided into four distinct zones: Upper South Springer; Lower (Deep) South Springer; Central Springer; and the Springer North Extension.

The *Upper South Springer* ore has a moderate to very high, oxide copper to total copper ratio of 30 to 70%. The test run of this ore, in October 2001, found it to be soft and easy to mill. Total copper mineralization will be comprised of 10 to 30% Chrysocolla, with azurite and malachite making up most of the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. Ore control in this zone will be highly sensitive to metal prices and milling procedures. The ore will have a moderate magnetite content.

The *Lower (Deep) South Springer* is separated from the Upper zone by a series shallow east-dipping faults. This ore has a low copper oxide content, 3 to15%, with Chrysocolla rare to absent. The ore will be moderately hard, similar to the South Cariboo. The copper mineralization will consist mostly of fine to medium grained disseminated chalcopyrite, with rare veinlets and blebs of chalcopyrite. Like all other high grade zones in the Polley deposit minor quantities of bornite, chalcocite, covellite and digenite also occur. New drilling in this zone in 2004 has shown it to be a much larger zone and at a higher copper grade than previously thought. Drilling in this area is not expected to be complete until fall 2004.

The *Central Springer* zone has an unoxidized high grade core exposed at the surface. The high grade core of this zone is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Copper mineralization consists mostly of fine to medium grained chalcopyrite. The ore will be moderately hard similar to the ore mined in the lower South Cariboo in 2001. The zone has a typical copper oxide ratio of 5 to 25%. Chrysocolla is rare to absent in the core.

The *Springer North Extension* ore is typically hard and silicified, with similar milling characteristics as the Bell pit ore. The high grade core of this zone has a fine grained grey brecciated matrix. The copper mineralization consist of fine grained chalcopyrite, with minor bornite, other copper sulfides are rare. Due to surface weathering the top 10 to 30 meters has a high copper oxide (30 to 50%), mostly malachite. Below 30 metres the zone has a low oxide to total copper ratio of 2 to 10 %. Like the Central zone, this high grade core is fault bounded on the east and west by two steeply deeply structures. Low-grade mineralization exists on both sides, away from the zone. Chrysocolla is rare to absent below 30 metres.

The waste rock in the Springer pit is composed of approximately 55% monzonite/plagioclase porphyry monzonite, 40% diorite, and 5% green AP dyke.

C2 Zone

The C2 zone is located 60 metres south of the Cariboo pit. The old Cariboo pit access ramp runs over the deposit. The 207 zone is east of the C2 zone, a small block of unmineralized intrusive separates the two deposits. The C2 Mineralization is hosted within potassically-altered, magnetite rich, monzonitic breccia. Non-sulphide copper mineralization consists of 40 to 60% chrysocolla, with azurite and malachite making up the rest of the oxide copper content. The sulphide portion of the ore consists mostly of fine-grained chalcopyrite. It forms a discontinuous thin body, running along strike with the Polley Fault, with the same easterly dip. This body is limited to the north by the C2 fault and by a similarly tending unnamed fault to the south. Oxidation is very strong near surface and adjacent to the Polley Fault. This high over all copper oxide ratio has made this zone uneconomic. The 207 zone is separated from the C2 by several blocks of unmineralized porphyritic monzonite. The mineralization is similar to the C2 zone, but the ore body is much less continuous and is faulted into a series of thin east dipping strips. The waste rock in the C2/207 zone is composed of approximately 60% monzonite/plagioclase porphyry monzonite, 35% poorly mineralized intrusive breccia, and 5% green AP dyke.

Southeast Zone

The Southeast zone is located 1.4 km southeast of the Cariboo pit. Like the Springer north Extension zone, it has a high grade core bounded on the east and west by faults. The high grade core consists of grey, intensely silicified, non-oxidized, magnetite rich, breccia. White quartz-calcite serves as significant interclast cement, with the intensely altered areas of breccia overprinted by strong clear quartz stockwork. Copper mineralization occurs mostly as fine disseminated chalcopyrite. Mineralization also occurs in intensely potassically altered and silicified plagioclase porphyry dykes, near or within wider breccia bodies. East of the high grade core, a zone of gold-only mineralization occurs in a dark magnetite breccia. The gold in this zone is associated with finely disseminated pyrite. In general, the degree of oxidation, in the Southeast zone drops off sharply after 15 to 20 metres. Most contacts between units are sharp and faulted. The waste rock in the Southeast Zone is composed of approximately 95% green/grey monzonite/plagioclase porphyry monzonite, and 5% green AP dyke.

Northeast Zone

Northeast Zone ore is distinctly high grade, and consists of coarser grained copper sulfides than the Cariboo, Bell or Springer ores. The average copper grade in this zone is 0.8 to 1.0%, which is approximately three times higher than the other zones.

Heterolithic intrusion breccia is the dominant host rock, with subordinate plagioclase porphyry dikes. Mineralization occurs in hydrothermally brecciated and moderately altered rocks, and in the main zone it is quite pervasive; however, continuity may be interrupted for several metres by post-mineral or otherwise non-brecciated dikes. Ore-waste contacts are relatively sharp in the east, and more gradational in the west.

Alteration is less texturally destructive than in the core of the Mount Polley system. Potassic alteration is the most characteristic and widespread but the intensity varies and does not necessarily correlate with copper-gold grades; secondary magnetite observed as minor blebs and veinlets does not correlate with mineralization. Albite alteration rarely forms substantial replacement but is very common as syn-mineral veins or vein stockworks, and locally as a delicate spotting or mottling. Calcite veining (locally vuggy) and veinlet stockworks are universally present in mineralized and unmineralized rocks in addition to a strong, finely disseminated carbonate overprint. Very minor clay alteration is restricted to fractured or sheared albite veins. A 'gypsum-line' was noted in several drill holes, marking the appearance of veins of clear grey gypsum, outside the mineralized zone.

Chalcopyrite is the dominant copper mineral and as well as being generally disseminated and blebby, it fills veins ranging from mm-scale veinlets and hairline fractures to a few centimetres thick, all typically associated with zones of mild to intense crackle brecciation. The higher copper assays obtained from drill core (5%+ Cu) are primarily due to the presence of the larger veins, which can be several centimetres thick. Intrusion breccia is the dominant host rock and strong concentrations of copper sulfides are common at the internal inclusion contacts. Bornite frequently accompanies chalcopyrite as a fine rim, and locally completely replaces it. Rarely is it the dominant sulphide. Copper minerals in the pre-mineral porphyritic dikes are disseminated or fracture-controlled. If pyrite is present in the high grade rocks it is very fine grained, disseminated and overwhelmed by chalcopyrite. Native copper has been observed as small blebs but is rare.

Mineralized breccia near the surface in the Northeast Zone is moderately to strongly oxidized for up to 10 metres, marked by malachite and azurite on rusty fracture surfaces. Generally, however, surface weathering is not deep, and the contribution of oxidized material to the ore is expected to be small.

The margins of the main mineralized zone are sharp and structurally controlled. Outside of the zone and to the west, the intrusive grades to a variably pyritic, prophylitic shell. These prophylitic rocks are expected to characterize most of the Northeast Zone waste material. Primary rock types are similar to the intrusion breccia, plagioclase porphyry dikes and monzonite observed in the main body; the latter two will probably prove to be predominant. Potassic and calcareous alteration decrease in intensity and a dark green, chloritic-pyritic overprint becomes dominant. Where pyrite is found it is disseminated and fine-grained, and does not exceed 1% to 2% by visual estimate. The change in mineralogy is most pronounced in hydrothermal breccias due to greater hydrothermal fluid penetration. Sporadic chalcopyrite occurs for some distance from the main zone as isolated veinlets or small blebs.

Drilling

The Mount Polley claims have been drilled from 1966 to 2004, with a total of 1,275 drill holes in the property. New drilling in the Bell, Springer and Northeast zones was on going at the time of this writing.

Drill core from exploration drilling (1981 to 2004) is stored on site, in covered core racks. Most of the early drill core from 1966 to 1980 was lost due to vandalism.

All core samples from 1981 onwards were collected in three metre runs and stored in wooden boxes. The average core size was NQ2. Each core box holds approximately four metres.

The core was logged geotechnically and geologically. Sample intervals are marked off and the core was submitted for cutting. The core was split and one half is sent for analysis and the other half is retained as a geological record or for future test work.

Sampling, Analysis and Security of Samples

Mount Polley core was, in most cases, sampled in their entirety. The usual sample length was 1 to 2.5 metres, visually unmineralized zones were often sampled at 3 to 5 metres.

The industry standard methods of taking duplicate samples were followed in all recent drilling programs for quality control. The core was first logged geotechnically and geologically, then samples were cut in half with a rock saw. One half of the core was sent for assaying and the other half stored on the property for future reference. The core library is located on the mine site near the administration building. A new core logging facility was built on site in 2003.

All drill core from recent programs (post 1980) were assayed for gold, total copper, copper oxide, silver, and iron. Much of the pre-1980 core was assayed only for total copper. Over the life of the mine, exploration samples were assayed at a number of B.C. Labs.

During the last two years of the mine, approx. 75% of the core samples were prepared and analyzed by the on-site Mount Polley mine (MTP) laboratory; the remaining 25% of the core was prepared and analyzed by either Bondar Clegg (Vancouver, BC), ALS Chemex (North Vancouver, BC), International Metallurgical and Environmental (Kelowna, BC) or R&T Metallurgical Services (Kamloops, BC). The core from the 2003/04 program is being assayed at Acme Analytical Laboratories Ltd. in Vancouver.

The quality of assay results was rigorously tested both internally and externally. The MTP laboratory included a standard; a blank and a duplicate sample in each analytical run with a minimum of 10% of all samples submitted to external laboratories for check analyses. Additionally, 5-10% of core samples were submitted as blind duplicates.

Original assay certificates and drill logs are stored on site at the Mount Polley mine. Additionally, a complete report on each year's exploration program was submitted to the BC Ministry of Mines as part of the Annual Property Assessment Report.

Typical assay procedure: All samples were dried, crushed (-10 mesh), split (1000 grams) and pulverized (-150 mesh) before being analyzed for total copper, oxide copper, gold, and iron. Total copper and iron were determined with $HNO_3/HCl/HF/HClO_4$ digestion with atomic absorption finish (0.01-15% detection limit). Gold was analyzed with a 30 gram Fire Assay and atomic absorption finish (5-10,000 ppb detection limit). Copper oxide was determined using a 30% H_2SO_4 leach and atomic absorption finish (0.01% lower detection limit).

Mineral Resource and Mineral Reserve Estimates

The economic mineral reserves at Mount Polley mine were outlined using Lerchs-Grossman pit optimization software and the parameters defined as follows:

- Block model using a kriging indicator and ID4 interpolation within the confines of a geological structural model.
- Block model parameters based on five years of refinement and experience gained while mining the adjacent Cariboo pit.
- Historical fixed mine operating costs plus variable haulage costs determined on a bench basis for ore and waste within the Springer and Bell pits to the assigned Rock Disposal Sites.
- Mine design parameters based on experience gained while mining the adjacent Cariboo pit and recommendations from Golder Geotechnical Consultants of Vancouver.
- Historical mill and administration operating costs.
- Metallurgical copper and gold recovery based on recent on-site flotation tests of typical Springer pit ore.
- Capital cost estimates for refurbishing mill mechanical & electrical systems, mine equipment, rock disposal site preparation, tailings storage facility construction and reclamation.
- Historical off-site concentrated handed, smelting and refining charges.

The long range mine plan ore reserves were defined by Lerchs Grossman algorithms with Medsystem software to produce optimized pit shells from the ID4 ore interpolation model.

Metal prices and exchange rates were varied to determine the revenue generation for each economic scenario. The tonnes, grade and net revenue for each pit shell were calculated.

A run identifying a five year ore reserve was chosen as the basis to further prepare the mine plan, detailed pit designs, scheduling and financial models in that report. The main economic factors were copper price (US$1.10/lb); gold price (US$330.00/oz); and US/Can Exchange Rate ($0.667).

Approximately 27.7 million tones of ore, grading 0.563 g/t gold and 0.332% copper have been mined at Mount Polley. The remaining probable ore reserves for the Springer and Bell zones are as follows:

	Ore Mt	*Waste Mt*	*Total Copper%*	*Oxide Cu Ratio (%)*	*Gold (g/t)*	*Strip Ratio*
Springer Pit	24,617,500	69.7	0.373	17.0	0.342	2.83
Bell Pit	5,538,829	17.8	0.327	3.5	0.348	3.21
Total	30,156,329	87.5	0.365	14.5	0.343	2.90

These reserves were calculated under the supervision of Greg Gillstrom, P. Eng, designated as the Qualified Person for this purpose. Technical assistance was provided by Art Frye, Senior Engineer at the Mount Polley mine. The reserves were calculated at metal prices of US$1.10 per pound of copper and US$330 troy ounce of gold, along with the anticipated costs and recoveries of metals based on the operating history at Mount Polley. These reserves are unchanged from those previously published by Imperial and do not include any of the new 2003-2004 drilling. These reserve figures will be updated upon the completion of the feasibility study now under way and will include the new Northeast zone.

Block Model Methodology

The current block model in use for long range planning and pit optimization was constructed by kriging an indicator to identify blocks with a high probability of being mineralized and then assigning grades using inverse distance to the 4th power. This was done to create a model that minimizes the over smoothing of the grades often found in interpolated models. This method was chosen over some of the kriging/de-smoothing methods because of the polymetallic nature of the deposit and the intimate dependence of total copper percentage (TCu), oxide ratio (Ratio) and gold grade (AuGm) in defining the value of a block. It is difficult the calculate the block value if you have a different probability (percent) value for TCu and AuGm as well as grade in each block as would be the case with Multi Indicator Kriging or Conditional Probability or other similar de-smoothing methods.

The deposit was broken into eight zones for interpolation. The Polley Fault is a massive north/south trending fault between Cariboo and Springer. Blocks within the fault are excluded from grade interpolation.

Mining Operations

Mining operations were suspended in September 2001. Prior to the suspension, 55.0 million tonnes of material were mined from the Cariboo and Bell pits, yielding 27.7 million tonnes of ore grading 0.563 g/t gold and 0.332% copper. The mine continued to segregate low-grade material in response to low metal prices. This material is defined as that which is uneconomic at current metal prices, but would be economic at the Wright Feasibility Study metal prices. At the time of suspension of operations, 2.7 million tonnes of low-grade material grading 0.22% copper and 0.31 g/t gold, and 0.2 million tonnes of higher-grade material grading 0.29% copper and 0.42g/t gold, had been stockpiled for future processing.

Past production has been exclusively from open pit mining methods, exploiting two of the four main deposits, the Cariboo and Bell pits. Waste rock is stored in three rock disposal sites; East, North and North Cariboo Backfill. Ledcor Industries Ltd. mined under contract until November 1997, when MPMC assumed operations.

The Cariboo pit, now mined out, was mined from the 1,220 metres to the 1,030 metre benches. The ore reserves were exhausted in September 2001. Waste was hauled to the east rock disposal site and north Cariboo backfill.

The Bell pit was mined on a continuous basis from fall 2000 to suspension of operations in September 2001. Waste was disposed in the north rock disposal site and north Cariboo backfill.

The Springer pit was pioneered in summer 2001. Accesses were built to the starter benches and a 73,000 tonne oxide copper bulk sample was removed for milling and metallurgical recovery tests. Haul road construction included access to the Cariboo pit highwall and the north Cariboo backfill, access to a soil stockpile pad south of the designed Springer pit highwall and an ore haul road to the primary crusher.

A west rock disposal site application was submitted to the permitting agencies. The proposal is in final stages of review process. Waste haulage costs from Springer pit would be significantly reduced through utilization of lower elevation dumping platforms deigned south and west of the proposed Springer pit.

The high grade stockpile contains 208,000 tonnes grading 0.285% total copper, 0.420 g/mt gold with an oxide copper ratio of 23.8%, located adjacent to the primary crusher. Design maximum storage capacity was 2,000,000 tonnes. The Low Grade Stockpile currently contains 2.7 million tonnes grading 0.220% total copper, 0.306 g/mt gold with 34% copper oxide ratio and with room for future expansion.

Soil has been stripped from the disturbed areas and stored in three major stockpiles located above the East Rock Disposal Site, near the High Grade Stockpile and adjacent to the concentrator.

A new plan for mining at Mount Polley is currently being worked on that will include the newly discovered Northeast zone, and include the results from additional drilling in the Bell and Springer zones.

Mining Method

The past mining design included the use of a base fleet of equipment and the utilization of a contractor to make up stripping shortfalls. Contract mining was utilized for the period June 1 to November 14, 1997, after which Mount Polley used it's own equipment and manpower for all mining. Mining operations were suspended in September of 2001, with a total of 55.0 million tonnes of material mined from the Cariboo and Bell pits, of which 27.7 million tonnes were ore. Throughout the mine life low-grade material was segregated in response to low metal prices. This material is defined as that which was uneconomic at the current metal prices, but would be economic at the original feasibility study metal prices.

Metallurgical Process

Given the replacement of the Cariboo pit with the Springer pit as the major source of mill feed, together with the much higher "oxide" content of the upper benches of the Springer pit, the metallurgy after start-up can be expected to differ somewhat from that seen in the past, but continue to vary with the "oxide" content. Conversely, metallurgy for the Bell and Northeast zone pits ore will not be as variable as their copper oxide content is very low. Adjustments will be made for the high copper grade in Northeast Zone.

A test run of Springer pit high oxide was run through the mill shortly before closure. Laboratory tests were done on samples from this run and drill core from the other areas of the Springer pit. Based on results, the following conclusions can be drawn:

- Comparative work index tests show that the sulphide ore from the deep central Springer is essentially the same hardness as the Cariboo ore (18.1 kwh/mt for Springer, 18.4 kwh/mt for Cariboo ore from 1999).
- The plant test run of upper Springer ore with high (70%+) oxide content attained a sustainable throughput of 25,000 tpd. Comparative work index tests support this conclusion with test results of 13.8 kwh/mt.
- Comparative work index tests on Springer ore with a 41% oxide ratio yielded a work index of 17.5 kwh/mt, suggesting that throughput rate cannot be inferred (other than in a very general sense) from oxide ratio. Much more data is necessary for a firm determination of throughput rate, but something on the order of 22,500 tpd may be possible.
- Laboratory grinding tests suggest that the final grind achieved for a given power input is somewhat proportional to the oxide ratio. The data is inconclusive, however, as the feed sizing also varied to some degree for the available test work.
- There is some indication that recovery of upper high 'oxide' Springer ore may be more sensitive to flotation feed size variation than was the case with Cariboo ore, potentially affecting concentrate grade as well as recovery.

In combination, the above suggest that, barring any changes to the grinding; throughput rate will vary with feed type, with a probable average of 18,000 tpd for high sulphide ore (<0.20 oxide ratio) and around 22,500 tpd for high 'oxide' ore (0.20 to 0.50 oxide ratio). The Primary circuit grinding enhancements will raise the former number to 20,000 tph. The rate for the softer oxidized ore remains unchanged as the limitation in this case was in the Secondary rather than Primary grinding circuit. Target grind is expected to be around 65% minus 200 mesh; the achievement of which will ultimately dictate throughput rate.

As might be expected, recovery also varies with head grade. The development of models to predict mill performance over the range of feed types are on going, using new material collected from the 2003/04 drilling programs.

All indications are that the Springer ore contains significant amounts of fine clays, particularly in the higher oxide zones. These may be expected to impede the dewatering process. Work should be done to optimize flocculant type and consumption as well as filter media.

Significant quantities of ore from the Bell pit were milled prior to shutdown. Initial problems with respect to achieving target concentrate grade due to the flotation of pyrite were addressed successfully with pH control in flotation.

Between July and September 2001, a number of days can be positively identified when the mill processed straight Bell pit ore. Average throughput rate achieved was lower than that seen for Cariboo pit ore, due to a combination of higher work index (ore from the southern part of the pit) and high head grade, which created overloads in flotation and/or dewatering if processed through grinding at too high a rate. A review of operating data indicates that the latter was the primary limiting factor on throughput, particularly if the head exceeded 0.45% copper. While no significant capacity increase is planned in flotation, neither does the Mine Plan call for heads in excess of 0.38% copper. A comparative work index test on a July mill feed sample of Bell ore yielded a result of 19.6 kwhr/mt, as compared to 18.1 kwhr/mt for the sulphide

Springer ore planned for concurrent processing. Geology indicates that the expected ore will be similar to that received in August and September, with low pyrite content and softer than that received earlier in the year. A sample from a stockpile of admittedly high grade (1.11% Cu) material from the last bench mined prior to shutdown tested at 14.3 kwhr/mt. On this basis, Bell ore should be able to be milled at a rate of 18,000 tpd, or 20,000 tpd with Primary grinding circuit enhancements.

Some future improvements could be made to the Bell recovery model, based on regression analysis of plant historical data and follow-up laboratory work.

Target concentrate grade will remain unchanged at 25-26%.

Bell ore was relatively free of clays and other fines, and should not present any particular problems for dewatering. Excellent results were attained with higher pyrite concentrates during 2001.

While it is still too early in the metallurgical test program on the Northeast Zone to provide definitive results, early indications based on test work completed to date are extremely promising. Mill performance, once the plant is optimized to match the higher head grades, should be significantly improved over that seen in the past, particularly with respect to metal recovery.

While the ore from the Northeast Zone appears to be is somewhat harder than that previously milled, the coarser grind required to achieve liberation should result in essentially the same mill throughput rate. The initial copper recovery figures for flotation are 95% for roughing and 93% for cleaning in batch tests, yielding an overall recovery of approximately 88%. Gold recovery runs 2% to 3% below copper, while silver, of which there is significant quantities in the feed, is about 1% behind that. Locked-cycle testing, together with more work on regrinding, will be required to finalize these figures.

The combination of the same feed rate, significantly higher head grade and good recovery in fact presents the single greatest challenge to milling the Northeast zone ore in the present facility, namely dewatering the much larger tonnage of concentrate that will be produced. This however, is a problem of providing for sufficient equipment rather than one requiring an advanced technical solution.

Production Forecast

The production statistics for the Mount Polley concentrator over the last three years prior to shut-down are shown on the following table:

	Nine Months Ended	*Years Ended December 31*	
	September 30, 2001	*2000*	*1999*
Ore milled (tonnes)	5,149,703	6,949,600	7,090,465
Ore milled per calendar day (tonnes)	18,863	18,988	19,426
Ore milled per operating day (tonnes)	19,826	20,683	21,299
Grade (%) – Copper	0.329	0.317	0.343
Grade (g/t) – Gold	0.524	0.493	0.566
Recovery (%) – Copper	76.178	70.39	69.35
Recovery (%) – Gold	74.065	75.46	77.40
Copper produced (lbs)	28,484,075	34,180,843	37,100,904
Gold produced (ounces)	64,258	83,194	99,585

Markets and Contracts

No smelter contract presently exits for Mount Polley copper concentrate. New concentrate sales arrangements will be negotiated prior to the restart of operations.

Environmental Conditions

Reclamation research initiated in 1998 at the Mount Polley mine continued to suspension in 2001. Construction of wrap around sections for the East Rock Disposal Site (RDS) began in 2000 and continued in 2001. By utilizing this type of construction technique, reclamation costs for re-sloping of the RDS will be significantly reduced.

Permits are pending for the construction of two additional RDS's on the west side of the proposed Springer pit. These RDS's will decrease the cost of developing the Springer pit, as rock haulage distances will be reduced.

The present estimated cost for reclamation is $2,050,100. The estimated costs for reclamation after five more years of mining are $2,825,000. This bonding requirement has been met by a combination of a cash bond and a security agreement. The cost of reclamation was included as a mine operating cost in the last year of operation in the 2002 study of mine reopening.

Taxes

Applicable taxes for mines in British Columbia, used in the 2002 feasibility study are outlined below:

- Canadian and B.C. income tax totaling 38.62 % of taxable income.
- B.C. Mineral Tax, an advance tax of 2% on resource income or a 13% tax on net revenue after payback of capital.
- Property taxes of approximately $800,000 Canadian per year are included in the administration and overhead cost estimate.
- Current taxes will be the same, except the Canadian and B.C. income tax total is now 35.62%.

Mine Life

A mine plan prepared after mine operations were suspended in September 2001, provided for a mine life of approximately five years, mining the Springer pit followed by the Bell pit. This schedule provided delivery of about 20,000 tonnes per day to the mill and required mining at rates of up to 110,000 tpd, and milling of the low and high-grade stockpiles. A preproduction period of six months stripping in the Springer pit was required prior to starting milling operations. A new mine schedule will be developed including the newly discovered Northeast zone, and using the results of additional drilling that has been conducted in the Bell and Springer zones.

Expected Payback Period of Capital

In the 2002 study of reopening the mine it was estimated that capital costs over the 4.5 year mine life would total $12.3 million.

Since the closure of the mine six of the nine Caterpillar 777 haulage trucks, and one of two P&H 2100 electric shovels have been sold and therefore are not available for use in a reopened Mount Polley operation. Capital costs of reopening will be revised in the new study that is being prepared.

Operating Costs

In the 2002 study of the reopening of the Mount Polley mine the estimated mine operating costs varied from a low of $0.91 per tonne mined to a high of $1.84 per tonne depending on the pit bench being mined and the rock disposal location selected if the material was waste. Mine operating cost account statistics for year 2000 were used as a basis for estimating mining costs expected for the development of the Springer and Bell pit reserves.

In the 2002 study final pit access for the Springer pit was planned to be via a slot through the Polley Fault at 1,090 metre elevation. The mining scenario requires backfilling the south side of the Cariboo pit to shape a ramp from 1,125 metres to 1,090 metre elevation with waste from the Springer starter pit. The unit mining costs for the Springer pit varied for Cdn$0.89 to $1.55 per tonne of waste mined, and from Cdn$1.03 to $1.58 per tonne mined of ore. The study assumed the use of mining equipment of the same size as that previously used at Mount Polley, including Caterpillar 777 haulage units.

In the 2002 study the Bell pit was a pushback of the existing Bell pit, with access via a ramp at the north end of the pit. Mining is this zone was planned, as with the Springer pit, assuming the same size mining equipment that had previously being used. The by bench cost estimate varied for ore from Cdn$1.15 to $1.48 per tonne for ore and Cdn$0.96 to $1.04 per tonne for waste.

In the 2002 study it was stated that "The ore reserve interpolation may be improved with further drilling below the present pit bottom". This has been done now and the information obtained will be used in the next study prepared for the mining of this zone.

In the 2002 feasibility study the throughput rate for the Bell Zone was set at 20,000 tonnes per day, which was based on operating history and lab test work. Metallurgical test work on the Springer Zone indicated the mill feed work index will increase as the pit deepens from the weathered oxide zone to the deeper sulphide zone. Milling rates are planned from a low of 20,000 tpd to a high of 25,000 tpd as the ball millwork index increases from 13 to 19 kwhr per tonne.

Metallurgical test work is underway on the new Northeast Zone. Preliminary test work indicates that the ball millwork index is slightly higher than the historic work index of about 18 kwhr/tonne for the Cariboo and Bell zones. However, this higher work may be offset as the Northeast Zone appears to need less primary grinding to achieve good rougher recoveries, (50% passing 200 mesh versus 60-70% passing 200 mesh required for the Cariboo and Bell ores).

Huckleberry Mine

Property Description and Location

The Company's interest in the Huckleberry mine was acquired by Old Imperial in April 1998 as a result of a plan of arrangement with Princeton Mining Corporation. The mine is owned by Huckleberry, and Imperial owns 50% of Huckleberry's shares. Ownership of the other 50% of HML shares is a consortium consisting of Mitsubishi Materials Corporation, Marubeni Corporation, Dowa Mining Co. Ltd. and Furukawa Co., collectively known as the "Japan Group".

The Huckleberry copper/molybdenum open pit mine operation processes ore through a SAG/ball mill circuit producing a copper concentrate and a molybdenum concentrate. The copper concentrate is trucked to Stewart for shipment to Japan, and the molybdenum concentrate is trucked to and sold in Vancouver.

The Huckleberry mine is located approximately 86 kilometres in a direct line or 123 kilometres by road, southwest of Houston in west-central British Columbia. The property consists of a mining lease covering approximately 1,911 hectares and 9 mineral claims comprising a total of 73 units encompassing approximately 1,825 hectares. The property lies on the southern flank of Huckleberry Mountain, north of Tahtsa Reach on the Nechako Reservoir. The highest point on the property is on Huckleberry Mountain at 1,542 metres and the lowest is Tahtsa Reach at about 860 metres, while the deposits have an average surface elevation of 1,036 metres.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property can be reached by travelling southwest from Houston, British Columbia via 123 kilometres of gravel Forest Service roads and private access road. The town of Houston is 307 kilometres west of Prince George, 400 kilometres east of Prince Rupert, and is served by Highway 16 and the Canadian National Railway.

Huckleberry lies between two zones according to the vegetative biogeoclimatic zones in the Prince Rupert Forest Region. The project area is a combination of the sub-boreal spruce zone, moist cold Babine variant and the Englemann Spruce-subalpine fir, moist cold zone. A total of 20 site associations have been identified on site and correlated as much as possible with the biogeoclimatic descriptions in the Prince Rupert Forest Region identification guide.

History

The copper mineralization at Huckleberry was originally discovered by Kennco Explorations (Western) Limited in 1962. In 1972 the property was optioned by Granby Mining Company Ltd. which undertook further drilling and metallurgical test work. The property remained idle until 1975 when Noranda Exploration Company Limited exercised an option and concentrated on the precious metal potential of the property.

Noranda's option was dropped and in 1992 New Canamin Resources Ltd. optioned the property from Kennecott Canada. In May 1994 Kennecott elected not to exercise its re-acquisition rights and New Canamin became sole owner of this property.

On July 7, 1995 Princeton Mining Corporation acquired all the shares of New Canamin. A strategic alliance with the Japan Group was established to assist in financing the project.

A feasibility study was commissioned by Princeton in early 1995 and completed by H.A. Simons in August 1995 (the "Huckleberry Feasibility Study"). In June 1996 the Japan Group purchased a 40% equity position in Huckleberry and entered into an agreement to provide project loan financing in the amount of US$60 million based on the positive Huckleberry Feasibility Study. Mitsubishi Materials Corporation, Dowa Mining Co. Ltd. and Furukawa Co. Ltd. also entered into a long-term contract for the purchase of all copper concentrates from the Huckleberry Mine. In addition, the British Columbia government provided financial assistance in the form of a loan to Huckleberry of $15 million for infrastructure including roads and power lines.

In November 1997 Princeton and the Japan Group injected an additional $4.5 million of equity into the project. On November 17, 1997 Marubeni Corporation, one of the members of the Japan Group, provided an additional US$10 million loan to Huckleberry for working capital purposes. With financing in place, construction commenced in June 1996. The total cost to construct, install and commission the facilities was approximately $142 million. This includes direct field costs of executing the Huckleberry Project, plus the indirect costs associated with design, construction and commissioning.

The Huckleberry mine started commissioning activities in September 1997 and achieved commercial production in October 1997.

In July 1998 the major stakeholders of Huckleberry entered into an economic plan, the Huckleberry Mine Economic Plan, sponsored by the British Columbia Job Protection Commission. This plan was for a period of two years from July 1998 to June 2000. All existing loans were restructured under the Huckleberry Mine Economic Plan.

Copper prices continued to deteriorate and a second loan restructuring agreement was entered into in March 1999, deferring all principal and interest payments during 1999 and providing that the payment of principal and interest in 2000 and 2001 would be dependent on available cash. All deferred principal and interest charges were scheduled for repayment no later than January 1, 2002. Payment was subsequently rescheduled to June 30, 2003 to allow the parties to negotiate a further loan restructuring agreement. As part of the March 1999 loan restructuring agreement, a wholly owned subsidiary of the Company provided a $2.5 million loan facility, ranking ahead of all other loans in respect of the Huckleberry mine except for the Marubeni working capital loan which was repaid in 2000 and ranking equally with the Japan Group Reclamation Bond Letter of Credit. Old Imperial sold a 10% interest in the Huckleberry Mine to the Japan Group effective June 30, 1999 resulting in Old Imperial owning 50%.

Huckleberry continues to face challenges in generating sufficient cash flow to meet loan interest and principal payments of approximately $87.0 million due on June 30, 2004 based on current exchange and interest rates. The lenders have been extending the due date of these loans since January 1, 2002. During the extended period of low copper prices since startup of the mine in 1997 Huckleberry was not able to meet scheduled loan payments on its construction loans.

Huckleberry was not able to complete a restructuring of its loan payment schedule in 2003 and continues to discuss a revised payment schedule with its lenders. The outcome of these negotiations continues to be uncertain and could result in the Company losing its interest in Huckleberry. The ongoing operations of Imperial would not be materially affected if Imperial lost its 50% interest in Huckleberry.

At the end of 2002 it was estimated that Huckleberry would have a mine life that would end in late 2007. During the year 2003 Huckleberry's mine life was further reduced and is now expected to end in early 2007. The pit designs are being reassessed given the large increase in copper prices, and as a result, the mine life could be extended. An exploration drilling program around the pit is planned for 2004.

On December 1, 2003 management of the Huckleberry mine was transferred to Huckleberry. This restructuring allowed Imperial to deconsolidate Huckleberry's debt, significantly improving Imperial's balance sheet. Imperial retains its 50% equity ownership and continues to have significant influence on Huckleberry, acting in an advisory capacity on mine operations.

Geological Setting

The Huckleberry mineralization is a typical porphyry copper-molybdenum deposit. It is characterized as a calc-alkalic copper-molybdenum type. These deposits are typically hosted in intrusive rocks, usually of granodioritic or quartz monzonitic composition, and in volcanic rocks surrounding intrusives. These deposits are often large, oval, inverse-shaped deposits.

The deposits display multiple zones of hydrothermal alteration and sulphide mineralization. The hydrothermal alteration is usually extensive and consists of an inner potassic zone closely associated with the sulphide mineralization, surrounded by propylitic alteration associated with pyrite. Phyllic and argillic alteration can be either part of the zonal pattern between the potassic and propylitic zones or can be somewhat irregular or tabular younger zones superimposed on older alteration and sulphide assemblages.

Chalcopyrite, bornite, chalcocite, enargite, other copper minerals, molybdenum and pyrite are typically the dominant sulphides. The mineralization is dominantly structurally controlled, mainly through stockworks, veins, vein sets, breccias, disseminations and replacements.

Exploration

Copper mineralization at Huckleberry was first discovered by Kennco Explorations (Western) Limited in 1962 while investigating the source of anomalous stream sediment samples. Copper mineralization was discovered in a small outcrop of granodiorite at the head of the anomalous stream draining into the valley on the south side of Huckleberry Mountain. Kennco conducted geological mapping, soil geochemistry, magnetometer and induced polarization geophysics, trenching and diamond drilling on the Huckleberry property from 1962 to 1972. A total of 3,965 metres of diamond drilling was completed in 29 holes.

The property was optioned in 1972 to Granby Mining Company Ltd. which carried out a diamond drill program consisting of 16,190 metres in 65 holes within the Main Zone deposit. Granby did not exercise its option and the property was returned to Kennco. The property then remained idle until 1988-89 when Noranda Exploration Company Limited undertook a program of soil and rock geochemistry concentrating on the east end of the property in an area of quartz-arsenopyrite veins. A reconnaissance soil geochemistry program was also conducted over the entire property. The focus of their program was to evaluate the precious metal potential of the property. Selected sections of old drill core were reassayed for precious metals. The option was subsequently dropped by Noranda.

Kennco's successor, Kennecott Canada Inc. optioned the Huckleberry property to New Canamin Resources Ltd. in 1992. New Canamin initially concentrated work on definition drilling within the Main Zone deposit in 1992 and 1993. During this program a 41 metre deep hole was drilled 1,200 metres east of the Main Zone deposit as part of a tailings site investigation and intersected 0.91% copper over the 8 metres of bedrock in the bottom of the hole, thereby discovering the East Zone deposit. A total of 10,647 metres in 58 holes were drilled on the East Zone over the remainder of 1993. Drilling continued in 1994 to define reserves and outline the extent of the East Zone deposit, totaling 10,172.9 metres in 137 holes.

Huckleberry conducted a program of ground geophysics and soil geochemistry in 1999, and followed with additional diamond drilling in the East Zone in 2000. Total diamond drilling on the property by all companies to the end of 2000 was 399 holes totaling 65,035 metres.

In the winter and spring of 2001, a total of 628 metres of diamond drilling in six holes was conducted in the TMF-3 Zone. A British Columbia Geological Survey till survey had identified copper-mineralized intrusive float boulders that were deemed to be too angular and distal to have been transported from the Main Zone. These drill holes were targeted to locate a suspected buried mineralized intrusion.

An exploration drilling program is planned for 2004, with planned expenditures of up to $1.3 million. The work will be aimed at extending the mine life beyond the currently estimated 3.5 years. The program will include ten drill holes on the northeast side of the property and six drill holes on the northwest. If successful, additional drilling will be carried out.

Mineralization

Mineralization is similar in both the Main and East zone deposits and is contained within altered volcanic rocks. Copper mineralization is predominantly Chalcopyrite, occurring as fine to medium grained aggregate filling veinlets and fractures, and as fine-grained disseminations in the envelopes around the veinlets. Molybdenum occurs as molybdenite, which is found as disseminations and clusters within quartz/gypsum veins. Molybdenite is generally low in chalcopyrite and appears to have been deposited separately and later than the copper mineralization.

The Main Zone was the first zone to be discovered and was well defined by drilling. The zone was a kidney bean shape, wrapping around the east side of the porphyry stock with an arc length of 500 metres, a width of 150 metres, and depths of up to 300 metres below surface.

It is well defined in its southern and eastern edges but remains partly open to expansion on its northern margin. Any expansion here would face high stripping costs due to the hilly terrain.

The East Zone was discovered after the Main Zone during a drilling program to determine possible sites for tailings disposal. Mineable reserves and grades here are higher than for the Main Zone. The deposit is an easterly trending zone about 200 to 300 metres wide and 900 metres long. Mineralization occurs to depths of over 300 metres, where drilling was stopped, and remains open; however, the surrounding hills and unfavourable surface topography make it unlikely that the pit, as currently planned, can be extended economically.

Over 29,600 metres were drilled on the Main Zone in 170 holes, and 23,744 metres in 131 holes on the East zone. Core recovery is a problem in the upper portion of both deposits because gypsum fracture fillings have been dissolved, leaving the rock in a friable condition. Core recovery in this material has been as low as 0% over 100 metres. Comparison of grade versus core recovery showed that grade fell off in proportion to recovery. Following an analysis of these comparisons, it was decided to consider all samples with recoveries below 50%, which only comprise less than 2% of the database, as unsampled. Assay data was composited on eight metre vertical bench elevations.

Specific gravity determinations were performed on 340 samples taken from eight holes within the East Zone deposit. Core specimens were weighed in air and water. The ration of air to air-water weights yields the specific gravity. An average specific gravity of 2.69 was used for both deposits. Gold, silver and molybdenum were not modeled in the Main Zone due to incomplete data sets. Instead the block grades have been determined using correlations with copper assays, which are quite strong. For the East Zone, molybdenum and silver grades were modeled using the Kriging parameters determined for the copper model. Molybdenum assaying by ICP displayed a systematic underestimation of 15%, which was subsequently corrected.

Due to the friable nature of the gypsum depletion zone, recognition of the overburden/bedrock face was difficult during the early drilling campaigns. The interface was established from drill data and the position of outcrops on the north slope, and was used to estimate overburden thickness. Drill information on the fringes of the deposits, but still within the proposed pit areas, is sparse and limits the reliability of the estimated volume of overburden to be removed during mining in these areas.

Drilling

Britton Bros. Diamond Drilling Ltd. of Smithers, British Columbia carried out all NQ core drilling in 2001, which totaled 2,119 metres. Diamond drill core was photographed, geotechnically and geologically logged subsequent to splitting for analysis. Drill core was split in its entirety over three-metre intervals with the exception of the six drill holes in the TMF-3 Zone which were selectively split and sampled, and wide intervals of unmineralized post-mineral dyking. Drill core is stored in the East Zone core racks, southeast of the East Zone ultimate pit. The core samples and 227 Zone chip samples were assayed for copper, molybdenum and, locally copper-oxide at the Huckleberry mine site facility using a nitric-hydrochloric acid digestion and atomic absorption finish.

Previous drilling had been conducted for more than 30 years. To date a total of 705 drill holes for 65,663 metres of core have been drilled. The information from drilling completed until 1995 was incorporated in the database used to complete the Huckleberry.

Sampling and Analysis

All drilling at Huckleberry was by diamond drilling methods. Core samples have been taken either from splitting core on three metre intervals or by selectively sampling based on geology.

All core samples were delivered daily to the preparation laboratory at the Huckleberry mine site. All reconnaissance rock samples were submitted on a regular basis to the preparation laboratory at the Huckleberry mine site prior to shipping to Pioneer Laboratories Inc.

Blanks are samples that are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection. A total of six blank samples were inserted into the drill core sample stream at a rate of approximately one blank per 40 samples and submitted for analysis as per the remainder of the core samples. Post-mineral dyke material was utilized for blank samples as it contains low metal values, but has an average composition similar to that of the intrusive and andesitic lithologies.

Sample	*Au (ppb)*	*Ag (ppm)*	*Cu (%)*	*Mo (%)*	*Pb (ppm)*	*Zn (ppm)*
Field-prepared blank:						
Mean + 2Std. Dev.:	7.6	0.3	200 ppm	6.6 ppm	6.8	136.3
Mean – 2 Std. Dev.:	0.0	0.3	0 ppm	0.6 ppm	1.2	30.1
2001 blanks:						
298984	n/a	n/a	0.017	0.0017	n/a	n/a
231128	n/a	n/a	0.009	0.0001	n/a	n/a
320042	n/a	n/a	0.008	0.0004	n/a	n/a
320082	n/a	n/a	0.007	0.0008	n/a	n/a
320122	n/a	n/a	0.015	0.0012	n/a	n/a
320162	n/a	n/a	0.011	0.0001	n/a	n/a

There are slight differences in analytical procedure between the five samples submitted for baseline establishment of field-prepared blanks and the routine blanks inserted into the sample stream (ICP analysis of Pioneer Laboratories for field-prepared blanks vs. Mo assays at Huckleberry mine site lab). Copper assays returned from all blanks inserted into the core sample stream are within acceptable limits. Some molybdenum assays returned from blank analyses exceed the mean plus two standard deviations of the field-prepared blanks, however the absolute magnitude of this increase in Mo content is very low and is related to the small standard deviation of the field-prepared blank sample set (1.5 ppm or 0.00015%) and/or the difference in analytical procedure and laboratory for these sample sets.

Security of Samples

Field duplicates are collection and analysis of two separate samples from the same core interval. They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 13 field duplicates. Copper and molybdenum were reproducible only at 50% precision level, which likely represents the heterogeneity of the predominantly fracture-controlled mineralization. At this level of precision, one sample-air plotted above the 90th percentile confidence line for copper, and the absolute difference was 0.02%. With respect to molybdenum, five of the six sample-pairs that exceed the 90th percentile confidence line plot close to the origin where the absolute difference between assays is less than 0.002%. As the mineralization is largely fracture-controlled, the only technically feasible manner to improve the precision at the sampling stage would be to saw the drill core.

Rock and core samples exceeding 10,000 ppm copper in initial geochemical analysis were subsequently re-assayed. Based upon the two samples exceeding 10,000ppm copper, the geochemical analyses may severely understate the "true" (assay) values.

	Original Cu Assay (ppm)	*Re-Assay (%)*	*Absolute Increase (ppm)*	*Percentage Increase*
560616	17,454	1.54	-2,054	-11.8
560619	69,533	9.09	21,367	30.7

Conclusions:

- There are no indications of any tampering with the samples between collection and laboratory.
- Laboratory preparation and analysis is reproducible at a 50% level of precision for core samples. The lower level of reproducibility in core reflects the heterogeneous distribution of fracture-controlled metallic minerals.

- Assaying shows potentially large discrepancies between geochemical ICP analysis and copper assaying that may result in significant understatement copper values. However, it should be noted that these assays were from rejects of very coarse-grained, heterogeneous sulphide mineralization.
- A way to evaluate the quality of historic data was to assess the reconciliation of the mine and mill data to the block model. Generally good agreement is obtained between the ore reserve model and actual production estimates. For example, a reconciliation of mining in the Main Zone pit for the period from January 1, 2001 and December 31, 2001 is given below:

Ore Reserve Model			*Milled Tonnes and Grade*			*Mill/ORM % difference*		
Tonnes x 1000	Grade %	Contained Cu tonnes	Tonnes x 1000	Grade %	Contained Cu tonnes	Tonnes x 1000	Grade %	Contained Cu tonnes
8,218	0.511	41,942	7,421	0.522	38,775	-9.7	2.2	-7.5

The current database used to generate the reserve estimate is based on the original database used to generate the Huckleberry Feasibility Study. As new drilling information is completed, data is incorporated into the database. A new resource block model is generated and then checked against available production and blasthole data.

Mineral Resource and Mineral Reserve Estimates

The probable reserves at December 31, 2001, based on a copper price of US$0.70 per pound for the Main Zone and US$1.00 per pound for the East Zone for the pit optimization process, were as follows:

	Cut Off (% Cu)	*Ore (tonnes)*	*Copper (% Cu)*	*Moly (% Mo)*	*Gold (g/t)*	*Silver (g/t)*	*Strip Ratio*
East Zone	0.26	51,610,000	0.478	0.013	0.054	2.880	0.76
Main Zone	0.35	2,774,000	0.517	0.014	0.071	2.262	0.35
Total		54,384,000	0.480	0.013	0.055	2.848	0.74

Development of the reserve estimates were done at the minesite under the supervision of Huckleberry Mine Superintendent, Bill Dodds, P.Eng., designated as the Qualified Person.

Mining of the East Zone starter pit was completed in November 1999. Pre-stripping of the Main Zone was done throughout 1999 in preparation for full-scale mining of ore and waste from this pit, beginning in November 1999.

All mill feed during 2000 came from the Main Zone pit. The Main Zone pit was mined out in April of 2002. All future mining is now from the East Zone pit. In the fall 2000, larger Caterpillar 785 trucks (142 tonne) were added to the mining fleet to lower mining costs.

As a result of the lower copper prices, the East Zone mine design was revised in 2002. A copper price of US$0.85 per pound was used to complete the optimization of the East Zone mine design instead of the previously used US$1.00 per pound. The reserve estimate for Huckleberry was done under the supervision of Clay Craig, P.Eng., an employee of Huckleberry mine designated as the Qualified Person for this purpose. The probable reserves at December 31, 2002 were as follows:

	Cut Off (% Cu)	*Ore (tonnes)*	*Copper (% Cu)*	*Moly (% Mo)*	*Gold (g/t)*	*Silver (g/t)*	*Strip Ratio*
East Zone	0.26	36,719,000	0.489	0.013	0.056	2.884	0.55:1

Mill throughput averaged 19,000 tonnes per day to the end of December 2003. East Zone ores are not as amenable to molybdenum recovery as Main Zone ores, and as a result molybdenum recovery dropped when mining moved back to the East Zone.

Probable reserves at December 31, 2003, prepared under the supervision of Kent Christensen, P.Eng., an employee of Huckleberry mine designated as the Qualified Person for this purpose, are as follows:

	Cut Off (% Cu)	*Ore (tonnes)*	*Copper (% Cu)*	*Moly (% Mo)*	*Gold (g/t)*	*Silver (g/t)*	*Strip Ratio*
East Zone	0.26	25,018,000	0.507	0.014	0.059	2.969	0.37:11

Mining Operations

Mining Method

Huckleberry is an open pit mine, and uses standard open pit mining techniques. The loading equipment used is a combination of PH1900 & 2100 electric shovels and Caterpillar 992 loaders. The haulage fleet is made up of Caterpillar 777C's and Caterpillar 785B's.

Metallurgical Process

Ore from the pit is delivered to a 42"x65" gyratory crusher and after crushing is conveyed to a stockpile. Ore from the stockpile is ground in two stages prior to flotation, firstly in a single 10,000hp semi-autogenous mill, and secondly in two 5,000hp ball mills. A bulk copper concentrate is floated from the ball mill product. The bulk copper concentrate is then reground in a 1,500hp regrind mill, and then floated again to produce a final copper concentrate grading approximately 27% copper. Molybdenum concentrate is floated out of the copper concentrate. Both final concentrates are thickened and dewatered prior to shipment. A $3.4 million Grinding Improvement Project (SAG pebble circuit) was completed by mid-2000. This circuit consists of a vibrating screen that removes critical size rocks from the SAG mill discharge conveyors then transports this material to a pebble crusher where the rocks are crushed and then returned to the SAG mill.

Production Forecast

A life of mine operating cost estimate was developed based on historic and current unit operating costs and fixed costs. The average operating costs over the remaining mine life are estimated at $7.29/tonne milled as per the 2004 Life of Mine Budget.

Capital costs that will be incurred over the remaining life of the mine were also calculated. The major capital cost is that of expanding the tailings storage facility. The total capital expenditures until 2007 are estimated at $14 million in the 2004 Life of Mine Budget.

Production statistics for the past three years representing 100% of the mine production, 50% of which is allocable to Imperial, are as follows:

	For the Years Ended December 31		
	2003	*2002*	*2001*
Ore milled (tonnes)	6,999,077	7,421,715	7,415,866
Ore milled per calendar day (tonnes)	19,176	20,334	20,317
Ore milled per operating day (tonnes)	20,771	21,689	21,732
Grade (%) – Copper	0.542	0.534	0.522
Grade (%) – Molybdenum	0.012	0.014	0.016
Recovery (%) – Copper	86.48	88.38	94.00
Recovery (%) – Molybdenum	17.61	47.54	73.30
Copper produced (lbs)	72,269,310	77,233,795	80,243,322
Molybdenum produced (lbs)	316,890	1,118,696	1,958,544

Markets

Huckleberry copper concentrates are sold under a long term contract to a group of Japanese smelting companies. Under this agreement the contained copper is sold to the smelters based on London Metal Exchange quoted copper prices less charges for smelting and refining.

Huckleberry molybdenum concentrates are sold to molybdenum trading company. The contained molybdenum is sold at published prices less a charge for roasting the sulphide concentrate.

Contracts

All the copper and molybdenum concentrates are sold under long term contracts. Copper concentrates are transported from the site to the Japanese smelters by truck to the Port of Stewart, British Columbia and then by ocean freighter to Japan. Contracts are in place with Arrow Transport to transfer the concentrate to Stewart Bulk Terminals to warehouse and shipload the concentrates, and with Sanko Steamship Co. Ltd. to provide ocean shipping to Japan.

Environmental Conditions

The Ministry of Energy and Mines and other provincial government authorities currently require security for reclamation work in the amount of $3 million for the mining permit and $120,000 related to other permits. The $120,000 is secured by cash deposits. The $3 million is secured by letters of credit from the Japan Group aggregating $2 million, a cash deposit of $800,000 at April 30, 2004, and a commitment of Huckleberry to fund the remaining $200,000 in equal monthly installments of $50,000 per month for the period May to August 2004. The Huckleberry mine staff produce and submit to the Province of British Columbia an annual reclamation report which outlines the current levels of disturbance, future areas of development, and reclaimed areas. The report also includes an estimate of the total reclamation costs.

Huckleberry submitted an annual reclamation report in 2002 and based on this report the reclamation bonding for the mining permit was increased to $3 million.

Huckleberry is currently in compliance with all environmental and operating permits.

Taxes

Applicable taxes for Huckleberry are: BC and Canadian Income Taxes at 37.62% of taxable income; BC Mineral Tax of a 2% advance tax on resource income or 13% of net revenue after capital is recovered; and property taxes included in mine general and administrative costs which are approximately $1 million per annum.

Mine Life

During the year 2003, Huckleberry's mine life was reduced and is now expected to end in early 2007. The principal determinant of mine life from a financial point of view is the price of copper. Mine redesign based on higher prices and exploration drilling planned for 2004 may extend the mine life.

Expected Payback Period of Capital

Huckleberry is not in a position to make all payments due on its long term debt and is presently in negotiation with its lenders to restructure its long term debt. Although management believes that satisfactory debt restructuring arrangements can be made, no assurances can be given in this regard. Debt on the Huckleberry mine is non-recourse against any assets of Imperial.

Sterling Property

Property Description and Location

The Sterling mine operated both as an underground and open pit mine from 1980 to 1997. The property and mine are wholly owned by Sterling Gold Mining Corporation ("SGMC"), a wholly owned subsidiary of Imperial. Net smelter royalties of 2.25% are payable on production. Mining operations are suspended.

The Sterling property is located in southern Nye County, Nevada, about 115 miles northwest of Las Vegas and 15 miles southeast of the town of Beatty. The property lies on the east side of the Bare Mountains, at the southern end of Pahute Mesa in the Great Basin. Bare Mountain is flanked by Crater Flat to the east, and the northern Amargosa desert to the south. A well-maintained, 8 mile long gravel road connects the Sterling property to U.S. Highway 95.

The mine elevation is between 3,800 and 4,400 feet, on the lower slopes of Bare Mountain which summits at 6,317 feet. Rounded or craggy ridges separated by ephemeral washes characterize the local terrain. Several small cinder cones, less than 1 million years old, occur in Crater Flat. The climate is arid, with typical desert vegetation. Summer temperatures can reach 110° F, winters are mild.

The Sterling property consists of 149 lode mining claims plus 1 mill site occupied by the water well, located in Crater Flat. The claims and mill site cover approximately 3,099 acres and are located on land administered by the U.S. Bureau of Land Management.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Sterling is accessible by road from Las Vegas, a distance of 115 miles (185 km) via U.S. Highway 95. A good secondary, 8-mile (13 km) long gravel road turns off the north side of the highway at mile 45.9, 15 miles (24 km) southeast of the town of Beatty. The gravel road is maintained by Nye County and Sterling personnel. Las Vegas is the nearest major airport.

Beatty is the nearest centre for lodging and basic services, with a population of about 1,200. Beatty has general stores, gas stations, several motels, elementary and high schools, emergency fire fighting facilities and an ambulance service and nursing station. The town is on a major transportation route between Las Vegas and Reno (in northern California), expediting delivery of supplies and shipments.

The climate in the region is arid with typical desert vegetation, characterized by very hot summers and mild winters. The annual precipitation (average 4 in or 100 mm) in the form of rain or snow is mainly in the winter or late spring and occasional thunderstorms at other times of the year. High winds are frequent during the winter. Temperatures normally range from 30°F (-1°C) in the winter to 110°F (43°C) in the summer. The evaporation rate is about 60 inches (150 cm) per year. Occasionally, high winds and frost or snow in January and February have frozen water lines on the property for several days, causing minor interruptions of the gold leaching system. Otherwise, the climate does not impact year-round operations.

The 144 Zone is at 4,000 feet (1,220 m) elevation, on the lower, eastern slopes of Bare Mountain. The mine and infrastructure are at around 4,100 feet (1,250 m) elevation. The present leach pad is on the upper edge of the adjacent pediment (3,800 ft or 1,160 m). The local terrain is characterized by rounded or craggy ridges separated by ephemeral, gravel-filled washes.

Mine buildings consist of several trailers used for office work, geological research and logging, sample preparation (during mining), and personnel facilities. A large steel container is used to securely store 144 Zone drill core, pulps and rejects. There is also a large mechanical shop for on-site maintenance of equipment and vehicles. Electrical power is provided a generator on the site. The mine has no living quarters or canteen; mine personnel live in Beatty or communities in the Amargosa Valley and commute daily.

The leach pad area consists of apparatus for the gold extraction circuit, some of which is housed in trailers. An assay laboratory was in use during mining but is not operational at present. The area has its own electricity generator.

Water for the mine and gold recovery plant is drawn from a well in Crater Flat, located about 3.5 miles (5.5 km) east-southeast of the mine. The well was originally drilled by Reynolds Electrical and Engineering Company for the U.S. Department of Energy and completed at a depth of 2,501 feet (762 m). Water was encountered at 1,100 feet (335 m) but subsequently rose to 460 feet (140 m). Permission was obtained in 1984 to pump water for mine use. Water is stored in a lined and fenced reservoir at the well site from which it is pumped or hauled to the mine by tank truck. The well pump is set at 617 feet (188 m) and operates at a rate of 45 U.S. gallons (170 litres) per minute. Pumping capacity to the mine site is 50 gallons (190 litres) per minute. Potable water is supplied by bottle from Beatty.

Outside communication is provided by radio telephones; cellular phone reception is amenable at certain locations on site. Gasoline and diesel fuels are trucked in periodically and stored in tanks. Mine supplies are procured in Beatty whenever possible. Mining equipment and parts are obtained from dealers and distributors located mainly in Las Vegas, Reno and Los Angeles.

History

Gold was discovered in several localities on Bare Mountain and the adjacent Bullfrog Hills around 1905, in a variety of geological settings. The first workings at Sterling from this period were known as the Panama mine and Bittlecomb shaft. The modern development of Sterling began in the 1970's with exploration around the original deposit by Cordilleran Explorations Partnership. This led to the formation of the initial Sterling Mine Joint Venture ("SMJV") in 1980, comprising Saga Exploration Company ("Saga"), E & B Explorations Inc. and Derry Michener Booth Venture Number 1.

Mining began in late 1980, with Saga as the operator. Between 1987 and 1995, Cathedral Gold U.S. Corporation ("Cathedral") accumulated a 90% interest in the property and took over the operation of the SMJV. Old Imperial initially acquired a 10% interest in 1992.

Placer Dome (U.S.) ("Placer") conducted a joint venture exploration program on the Sterling property in 1996. Placer's focus was on the discovery of a gold deposit outside the reserve blocks on the mine property. Placer's goal at Sterling was to find a gold deposit containing at least 750,000 ounces beneath the Sterling mine zone. Three diamond drill (core) holes intersected the target stratigraphy (Carrara Formation), but did not encounter significant gold mineralization and the joint venture program was terminated in 1997.

Old Imperial increased its ownership of Sterling to 100% in 1999 by acquiring Cathedral from its parent, Cathedral Gold Corporation, by exercising an option agreement from Cathedral granted pursuant to a debt settlement arrangement. Imperial then began exploring for a new ore body to extend the life of the operation. This involved regional rock sampling to identify geochemical anomalies, and a gravity survey to find significant vertical offsets in the pediment east of Sterling, which might be related to high-angle faults. Based on all the results, several target areas were generated for drill testing, most of them inside the Sterling property. They were drilled in 2000 and early 2001. Most of the results were negative. The exception was a target which became the 144 Zone.

Open pit mining of the Sterling mine deposit began in 1981 and continued until 1989. Underground mining began in 1980, and proceeded until mid-1997 when market conditions impacted profitability. Parameters set by the SMJV partners were aimed at maintaining an average production grade of 0.25 oz/st gold, which effectively kept the underground mining cutoff grade at 0.1 oz/st. Consequently, the potential for a larger tonnage, lower grade resource was not pursued, and a considerable amount of lower grade material was left in place, and is no longer mineable. The oxidized ore was amenable to processing by heap leaching. After mine production ceased, the pad continued to be turned over until October 2001, with additional ore from a low grade stockpile added in early 2001. Gold recovery proceeded until August 2002 when a final strip was carried out.

Although mining was suspended in 1997, the leach pad continued to be rinsed, producing minor amounts of gold. Material from a low grade stockpile was added in early 2001. Total gold production from 1980 through 2000 was 194,996 troy ounces, from 941,341 short tons of ore. The average gold grade (cyanide soluble) of all material delivered to the leach pad is 0.217 opt. Recoveries averaged 88%, without milling.

As mineable gold reserves in the main Sterling ore deposit had been exhausted, Imperial embarked on an exploration program in 2000 to find a new ore body. The main component of this was regional rock sampling to identify geochemical anomalies, including the ground around the surface trace of the Reudy fault above what was to become the 144 Zone.

Although the surface rock sampling of the 144 Zone did not produce any significant anomalies, the area was still a drilling target for Imperial because of a hole, 89-144, drilled in 1989 by the former operator, Cathedral. This was a routine, exploration step-out hole drilled to help determine the limits of the Sterling ore body to guide mine planning. It was one of several surface holes around the Reudy fault, beyond the eastern and southeastern margin of the (then) known deposit. The hole intersected dike and silicified and partly brecciated dolostone with strongly anomalous gold values. The results were not followed up at the time.

To test the area around hole 89-144, in 2001 Imperial drilled an angle hole aimed to intersect the Reudy fault at a fairly high angle and at the appropriate depth of about 700 feet (213 m) below the surface. This became the 144 Zone discovery hole 01-7A.

Total 2001 drilling in the 144 Zone was 8,600 feet (2,621 m) in 11 holes, 4,828 feet (1,472 m) in 6 holes in 2002, and 9,000 feet (2,743 m) in 30 holes in 2003.

Geological Setting

<u>Regional Geology</u>
Sterling is fairly typical of a large number of similar deposits that occur in the western U.S., particularly in the Great Basin in Nevada. These deposits are known as sediment-hosted, disseminated precious metal deposits, or generically as Carlin-type deposits.

The Great Basin province is a physiographic and tectonic region west of the Rocky Mountains, which is characterized by profound crustal extension and high heat flow beginning in the mid-Tertiary (about 35 to 40 million years ago). The Bare Mountain district lies within the Walker Lane tectonic belt, a NW-trending mega-lineament in southwestern Nevada, which hosts several significant gold mining districts, especially epithermal gold-silver deposits. The Walker Lane is fundamentally a deep-seated, Miocene tectonic boundary between Basin and Range extension in the western Great Basin, and subduction-related tectonics and calc-alkaline magmatism of the Sierra Nevada.

Most of the Bare Mountain range comprises deformed, generally north-dipping and younging, Upper Proterozoic and Paleozoic rocks. Ductile deformation, including overturned folding and thrusts, occurred in the Mesozoic under greenschist or lower grade metamorphic conditions. Episodic Tertiary extension produced both low-angle and high-angle normal faults.

Siliciclastic lithologies dominate the Upper Proterozoic to Lower Cambrian part of the stratigraphy in the south of the range. In the Middle Cambrian there is a transition to carbonate-rich lithologies, with dolostones and limestones dominating the stratigraphy northwards through to the Upper Devonian, above which is a Mississippian unit of immature siliciclastics. The youngest rocks in the Bare Mountains are Tertiary igneous rocks of the Southwestern Nevada Volcanic Field, which at Sterling are represented by north-trending quartz latite dikes, dated at 13.9 million years.

Property Geology

A number of Tertiary quartz latite porphyry dikes occur within the property. They are generally associated with north-trending faults, and are weakly clay-altered. One of the largest is an important element of the 144 Zone.

Three important structures characterize the property geology. The oldest is the Sterling thrust, which in the Mesozoic placed an overturned panel of Stirling Quartzite and Wood Canyon Formation on younger Cambrian carbonate units. The mined-out Sterling ore deposit occurs at this thrust contact. The Burro normal fault is probably Tertiary, and truncated the leading edge of the Sterling thrust sheet, dropping the southeast side down about 400 feet (122 m). The Tertiary Reudy normal fault is a key element of the 144 Zone.

In the mined-out Sterling deposit, gold mineralization occurred mainly at and below the Sterling thrust contact between the Wood Canyon (above the thrust) and Bonanza King formations, and locally along the Burro fault. The main ore zones generally form longitudinal *pipes* along the thrust, following the intersections between minor NNE-trending high-angle faults and the thrust.

The high-angle faults or fractures were the feeders that carried the ore solutions from depth. The relatively impermeable Wood Canyon siltstones acted as the cap to the hydrothermal system, trapping early fluids so that ground preparation (decalcification, solution brecciation) could take place for subsequent gold solutions. The gently dipping Sterling thrust itself was probably not a hydrothermal fluid conduit, and mineralization generally did not spread out laterally very far from an individual high-angle feeder. However, in many places the ore zones merged because of the close-spacing of the faults or fractures.

Two strongly mineralized zones dominate the ore distribution: the Sterling-Burro zone and the Crash zone. These appear to be localized along particularly influential high-angle structures in the hanging wall of the Burro fault.

The 144 Zone is on the southeastern periphery of the developed ore body and is somewhat deeper, lying about 700 feet below the surface. Past exploration was rarely carried out to this depth. The 144 Zone is centred on the high-angle, east-side down Reudy fault and is hosted in silty dolostone and limestone which were subjected to decalcification, silicification and brecciation. The 144 Zone fits into the broad spectrum of Carlin-type deposits, but more towards the compact and structure-controlled systems like Meikle and Deep Star than the larger tonnage, generally lower grade, strata-controlled deposits. Discovery of this deep, high grade zone is a different geological setting than the ore produced at the Sterling mine, provides a large, high potential exploration target.

Exploration

Drilling at Sterling in 2001 resulted in significant gold intercepts. Discovery hole 01-7A was drilled as a test of the area beneath hole 89-144 drilled in 1989 that intersected 225 feet grading 0.044 oz/t (69 m grading 1.51 g/t). Hole 01-7A returned grades of 0.15 oz/t gold over 110 feet including 0.25 oz/t gold over 30 feet (5.14 g/t over 33.5 m including 0.57 g/t over 9.14 m). A follow up hole 01-9 returned 0.57 oz/t gold over 45 feet including 1.0 oz/t gold over 20 feet (19.54 g/t over 13.5 m including 34.29 g/t over 6.1 m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. The depth of these intercepts is approximately 700 feet (213 m) below surface and some 300 feet (91 m) below the lower most underground workings at Sterling.

In 2002 a surface rotary and diamond drill program further tested the target area. The drilling program was conducted using a combined drilling method where holes were drilled from surface to near the target horizon with a less expensive rotary drill. The holes were then extended through the target horizon using a diamond drill to obtain better samples of the mineralized zone. This work was followed by a geophysical survey using Natural Source Audio-Frequency Tellurics to detect low and high-angle discontinuities as well as alteration mineralogy associated with brecciation and gold mineralization in the 144 Zone. Results were used to focus exploration efforts aimed at expanding the 144 Zone and discovering additional zones of the same type. Drill operations were supervised under the direction of Dr. Chris Rees, P. Geo., who was designated as the Qualified Person.

In 2003, 30 holes totaling 9,000 feet (2,743 m) were completed which further extended the limits of gold mineralization. All holes which penetrated the zone intersected elevated gold values. Previous drilling had defined a gold zone approximately 500 feet by 250 feet. The dimensions of the mineralized zone now stand at approximately 750 feet northsouth and 500 feet eastwest (152 m by 228 m)., centred on the Reudy fault, and it has not been conclusively closed off in any direction. The potential for mineralization west of the present zone is considered high, because feeders to the overlying, main Sterling deposit appear to project in this direction.

Exploration highlights in 2003 included hole 03-24 which intersected 139 feet grading 0.26 oz/t gold (42.4 m grading 9.06 g/t), which included an 83 foot section grading 0.39 oz/t (25.3 m grading13.36 g/t). Hole 03-28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t (13.7 m grading 8.72 g/t including a 6.1 metre section grading 17.14 g/t). High grade intercepts were also encountered in hole 03-41 which intersected 30 feet grading 0.12 oz/t including 10 feet grading 0.22 oz/t (9.1 m grading 4.28 g/t including 3.0 m grading 7.66 g/t) and in hole 03-52 which intersected 65 feet grading 0.10 oz/t including 10 feet grading 0.23 oz/t (19.8 m grading 3.39 g/t including 3.0 m grading 8.03 g/t). Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the 2003 technical information. Samples were analyzed by ALS Chemex of North Vancouver, British Columbia.

Additional claims (Goldspar 18 claims and Mary 11 claims) were acquired under lease in 2003 to secure the potential northerly extension of the 144 Zone gold bearing structure.

Permitting of an underground exploration program was initiated in early 2004. The program will include a 3,840 foot (1,170 m) decline ramp to access the area of the new discovery, followed by 20,000 feet (6,098 m) of definition and exploration drilling to test the extent of the mineralization of the 144 Zone.

A total of US$2.0 million has been budgeted for the work which is to commence in mid 2004, and expected to take about 12-16 months to complete.

Mineralization

The 144 Zone mineralization at Sterling is concentrated in silty dolostone near the base of the Bonanza King Formation, and possibly extending somewhat below into underlying Carrara Formation limestone and silty limestone. This stratigraphy is cut by the Reudy fault (027°/69°E) and an obliquely trending quartz latite porphyry dike. Anomalous to high grade gold is also present in breccias in the fault zone, and locally along the dike contact.

Some degree of brecciation and alteration is always associated with significant mineralization in these host rocks. These characteristics are described in the following subsections. The underlying theme is that hydrothermal fluids were introduced into the rocks through a structural fabric, likely related to post-dike extension. Through this secondary permeability, enhanced by decalcification or decarbonatization locally, the rocks were infiltrated and replaced by solutions which deposited silica, and argillically altered the dike.

Drilling

At the 144 Zone in 2001, eleven holes were drilled totaling 8,600 feet (2,621 m). Reverse circulation drilling was carried out by Lang Exploratory Drilling of Elko, Nevada (a division of Boart Longyear).

A track-mounted drill rig was operated by a driller and two helpers. Drilling was done during one 12-hour shift per day. 'Wet' drilling is required by state regulations, with water supplied by tanker truck driven to the drill site on a daily basis. After the down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations. Holes 01-10 and 15 were left with 20-feet of casing; casing was pulled in all the other holes according to the drillers' records.

Prior to drilling, the target collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

On completion of drilling, down-hole surveys were done by an outside contractor (Silver State Surveying) using a gyroscopic survey tool, providing azimuth and dip data at 50-feet intervals where possible. This data was subsequently corrected for magnetic declination before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist.

The 144 Zone discovery hole 01-7A was drilled as a test of the area beneath a hole drilled in 1989 that intersected 225 feet (69 m) of 0.044 oz/ton (1.51 g/t). Hole 01-7A returned grades of 0.15 oz/ton (5.14 g/t) gold over 110 feet (33.5 m) including 0.25 oz/ton (8.57 g/t) gold over 30 feet (9.14 m). A follow up hole 01-9 returned 0.57 oz/ton (19.54 g/t) gold over 45 feet (13.5 m) including 1.0 oz/ton (34.29 g/t) gold over 20 feet (6.1 m). The gold mineralization in both holes was encountered in silty carbonates at the contact between the Bonanza King dolomite and the Carrara limestone. These intercepts represent a well-defined target area along and around the Reudy Fault, which is a high angle vertical structure that was likely the conduit for upwelling gold bearing hydrothermal fluids. The depth of these intercepts is approximately 700 feet (213 m) below surface and some 300 feet (91 m) below the lower most underground workings at Sterling. The target area is open to depth and laterally.

After that, some large step-outs were attempted, including an angle hole (01-10) and hole 01-12 which was drilled 300 feet east of the then known zone. The latter holes were disappointing. Subsequent holes were drilled closer in.

Most of the rest of the drill holes were plagued by problems with circulation and recovery of samples, due to broken ground and voids. Holes 01-11, 15, 16 and 17 had to be abandoned before their target depths due to stuck rods or no return. Holes 01-13 and 14 were satisfactorily completed, but they didn't match the results of the first two holes (7A and 9).

Based on assay results and logging of chips, the 144 Zone at the end of the 2001 program was recognized as Carlin-style replacement mineralization in lower Bonanza King Formation, well below and peripheral to the Sterling mine deposit. Proximity to the Reudy fault was regarded as important, possibly because it was the principal fluid conduit, but the adjacent dike was not strongly implicated in this respect. Even in chips, the association of gold with hydrothermal alteration and brecciation and silty lithologies was clear.

After discussion with drilling consultants, it was decided to incorporate diamond drilling in future exploration programs to overcome the difficult ground conditions.

Six holes were drilled in the summer 2002 program, totaling 4,828 feet (1,472 m). All were pre-drilled by reverse circulation (RC) to a certain depth above the expected depth of mineralization, followed by HQ-diameter diamond core drilling. The core drilling was done to reduce or avoid the typical circulation and recovery problems encountered in the 2001 RC program, and to acquire high quality geological information. The pre-collars were extended as much as possible or practical in order reduce overall drilling costs.

The RC pre-collar portion of the drilling was carried out by Eklund Drilling Company, Inc. of Elko, Nevada. Three drillers worked one 12-hour shift per day.

The diamond drilling was carried out by Boart Longyear of Salt Lake City, Utah, using a sophisticated, truck-mounted rig. It was done in 12-hour day and night shifts by a driller and two helpers for each shift. Apart from a 4-day break, it was completed in one phase.

Prior to drilling, the hole collars were surveyed in by the mine geologist using standard survey equipment and existing survey stations on the property. All coordinates were and continue to be referenced to the mine grid, which is between 0 and 1°E of true north.

Down-hole surveying of the entire hole was done using a Reflex tool after completion of a hole, or in some cases in opportune periods during the drilling of the hole, to save time. This data was subsequently processed before being entered into the database. Final drill collar positions were re-surveyed by the mine geologist. After down-hole surveys, all holes were abandoned with *Abandonite* and capped with cement, according to BLM regulations.

The summer 2002 program was very successful, both in terms of exploration results, and in the successful completion of all six holes, 02-18 through 23. At times, progress was slow as the drillers adjusted to the ground conditions, but recovery was very good throughout the program, except in some of the softest intervals or in very broken rock. Hole 02-21, located between drill holes 01-7A and 01-09 intersected

47.5 feet of 0.50 oz/t gold about 28 feet southwest of the intercept in 01-09. Hole 02-19, located approximately 120 feet south of 01-09 intersected 9.5 feet of 0.27 oz/t gold, 5.0 feet of 0.30 oz/t gold and 3.5 feet of 0.28 oz/t gold within a larger 125 foot wide zone grading 0.13 oz/t gold.

In 2003, thirty holes totaling 9,000 feet (2,743 m) were completed. All holes which penetrated the zone intersected elevated gold values enlarging the 144 Zone to 500 feet by 750 feet (152 m by 228 m). Exploration highlights included hole 03-24 which intersected 139 feet grading 0.26 oz/t gold (42.4 m grading 9.06 g/t), which included an 83 foot section grading 0.39 oz/t (25.3 m grading 13.36 g/t). Hole 03-28 intersected 45 feet grading 0.25 oz/t including a 20 foot section grading 0.50 oz/t (13.7 m grading 8.72 g/t including a 6.1 m section grading 17.14 g/t). High grade intercepts were also encountered in hole 03-41 which intersected 30 feet grading 0.12 oz/t including 10 feet grading 0.22 oz/t (9.1 m grading 4.28 g/t including 3.0 m grading 7.66 g/t) and in hole 03-52 which intersected 65 feet grading 0.10 oz/t including 10 feet grading 0.23 oz/t (19.8 m grading 3.39 g/t including 3.0 m grading 8.03 g/t).

The 144 Zone has been expanded to 500 feet by 750 feet. Further drilling is planned for 2004.

Sampling and Analysis

Reverse circulation drilling was utilized in 2001 and 2003. Drill cuttings for assay/geochemical analysis were collected at five foot intervals consistently throughout the program. For each interval, the cuttings emerging from the drill outlet were separated into two identical samples with a Johnson splitter; complete mixing was provided by the cyclone device immediately preceding the splitter outlets. The resulting pair of cuttings was collected in two identically numbered synthetic-cloth bags which were allowed to dry somewhat before being placed into two corresponding nylon sacks. Each sack would be filled with 5 or 10 sample bags (depending on volume of recovery) representing 25 or 50 feet of consecutive samples, and the sack taped closed.

One set or suite of these sacks of samples was retained on the property, and selected intervals were analyzed by the mine's own (atomic absorption) laboratory facilities for guidance. The other suite was kept in locked storage until it was sent out for independent assay.

Drill cuttings for logging purposes were collected from the overflow outlet at the splitter in plastic trays by the mine geologist, who oversaw the whole operation at the drill site throughout the program.

All the holes in this program had to drill through hundreds of feet of Stirling Quartzite or dike in the upper plate of the Sterling thrust before entering potentially mineralized carbonate rocks below the thrust. In this material, drill cuttings for logging were collected in 5-feet intervals as usual. However, in some holes the cuttings collected at the Johnson splitter were composited into 20-feet samples instead of 5-feet samples, and were generally not submitted for analysis except for the last few intervals of quartzite immediately above the Sterling thrust contact with Bonanza King dolostone.

To assess the quality of outside laboratory procedures and reproducibility of results, blank and duplicate samples were inserted into the suites submitted to ALS Chemex. In general, one blank and one duplicate were run for each 100 feet (20 samples) of drill cuttings.

BLANKS. A regular sample would be removed from a drill suite, and renumbered with a fictitious number corresponding to a non-existent depth interval greater than the ultimate length of that hole (unknown to the laboratory). In its place, a correctly numbered blank sample was inserted. Material for blanks was obtained from past drill holes, known (from fire assay) to contain gold values below the detection limit. When the fire assay results were received, the blank's value would be replaced with the proper result for that interval before being inserted into drill logs or the data system.

DUPLICATES. Material for duplicates was obtained from the alternate suite(*) of drill cuttings retained on site. As in the case of blanks, these samples were given fictitious numbers, avoiding any source of confusion or error with the regular suite. They were not inserted into the regular suite (like, perforce, the blanks), but were simply added to the true 'length'.

(*) Because security was not rigorous for this alternate suite of samples used for duplicates, the results are just used for internal guidance of quality control, and have not been averaged with the corresponding results from the regular, secure suite of samples.

RESULTS. There are no problems or issues to report with respect to the quality control results in the 2001 program. Blank samples, in particular, were returned with uniformly low gold values.

In the RC-drilled pre-collar portion of the 2002 program, drill cuttings were generally composited into 20-feet samples. The exception was hole 02-23 where the intervals were *reduced* to 5-feet samples from 400 feet down hole to the beginning of coring at 650 feet. This was done because it was suspected that mineralization might start higher in this hole than the others. In all cases, the cuttings were collected using the Johnson splitter in the same way as in the 2001 RC program, as described in detail in Section 12.1 above.

Drill core was photographed and the geotechnical logging was done before geological logging and sampling was begun. The geotechnical logging recorded recovery, RQD (Rock Quality Designation) and fracture density. After the sample intervals were marked out, and the core was geologically logged, it was sawn and sampled. The samples and remaining core were then stored securely.

For quality control, blanks and duplicates were added to the sample shipments only for the 50 samples representing the chips from hole 02-23 (2 blanks, 2 duplicates). The procedure was identical to that described above for the 2001 programs. Only one or two chip samples were submitted from each of the other holes, so no extra quality control was done on these.

In general, one blank and one duplicate were submitted for every 20 samples from the drill core. Material for blanks was obtained from old drill core (not related to the 144 Zone) known from fire assay to contain no more than 5 ppb gold. Blanks were frequently inserted into the sample sequence immediately following an interval suspected of being strongly mineralized, to check for inter-sample contamination during preparation and analysis in the laboratory.

Duplicate core samples were obtained by quartering the core, i.e. re-sawing one half of the first saw cut. If possible, duplicates were not selected from intervals of poor recovery, or strongly broken chips, or friable gouge material, in order to conserve the available rock. If this was unavoidable, special care was taken to ensure a representative sample was taken.

RESULTS. With respect to the 15 blank samples submitted, 11 were at or below the gold detection limit (0.002 oz/st), indicating acceptable laboratory standards. The other four were over three times the detection limit (a conventional minimum standard), and up to 0.012 oz/st. This indicates some contamination of samples, but it cannot be determined at what stage, from the mine site to the assay laboratory, the compromise of the samples occurred [note: blank sample material was obtained from a 1996 drill program (not 144 Zone) and was not protected from potential accidental contamination at the mine site. However, after assimilation into the present sample suite, it was completely secure].

With respect to the 14 duplicate samples submitted, correlation between each pair was generally good. However, discrepancies did range up to plus/minus 50 to 100% or more. The instance with the highest gold grades was 0.169 oz/st vs. a duplicate value of 0.77 oz/st. In general, lack of correlation between duplicate samples in this kind of mineralization can be attributed to a virtual *nugget effect*, ie. sporadic gold concentrations in the rock which are undetectable because of the extremely fine grain size of the relevant minerals, making accidental sampling bias unavoidable.

Security of Samples

All drill cuttings and core in this program were removed from the drill site during drill shifts by a geologist, or by the end of a shift, and were never left unattended. The sacks or core boxes were taken to the logging trailer, or to a windowless steel container which is used for permanent storage of all samples and core. The trailer and container lock combinations were known only to the exploration manager, the mine manager, and the two geologists logging and sampling the drill core.

Core samples were placed in individual heavy duty plastic bags and closed with special plastic 'zip straps' which have a unique, alpha-numeric, non-sequenced code on each tag. Once closed, the bag cannot be opened without destroying the tag. The tag number was recorded in the sample tag booklet. Thus, any illegitimate rebagging of the samples could be demonstrated by discrepancies in sample bag closure.

All samples were transported by truck to ALS Chemex in Elko by the Sterling mine manager personally. Coarse rejects and pulps from the sample preparation were brought back to Sterling on the return trips, and stored in the locked steel container.

Mineral Resource and Mineral Reserve Estimates

The present amount of data from the 144 Zone is not adequate for a calculation of the mineral resource.

Mining Operations

Sterling operated both as an underground and open pit mine commencing in 1980 until closure in 2000. During this period the mine produced 194,996 troy ounces from 941,341 short tons of ore with an average grade of 0.217 ounces per ton gold (oz/t) (7.44 grams per tonne (g/t).

Exploration and Development

Planning and permitting of an underground exploration program was initiated in the second quarter of 2004. The current program will include a 3,840 foot (1,170 m) ramp down to the 144 Zone followed by 20,000 (6,098 m) of definition and exploration drilling.

Other Properties

Imperial has interests in various other early stage exploration properties located in Canada.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The Company commenced operations on January 1, 2002 after the reorganization of its former parent, IEI Energy Inc. (formerly Imperial Metals Corporation). For historical pro forma financial information on the mining operations refer to the Information Circular and Proxy Statement of Old Imperial (renamed IEI Energy Inc., and as February 2003 is now Rider Resources Ltd.), dated January 18, 2002 with respect to the Plan of Arrangement.

		For the Years Ended December 31	
	2003	*2002*	*2001 (unaudited Proforma)*
Total Revenues	$47,170,785	$47,238,743	$111,153,748
Net Income (Loss)	$3,375,550	$(22,968,083)	$(20,240,573)
Data per Common Share			
Net Income (Loss)	$0.16	$(1.46)	$(2.51)
Fully diluted Income (Loss)	$0.16	$(1.46)	$(2.51)
Balance Sheet Data			
Total Assets	$25,292,236	$72,017,155	$92,256,697
Long Term Debt (including current portion)	$5,891,809	$79,705,614	$83,237,120

Dividends

The Company has not, since the date of incorporation, declared or paid any dividends on the common shares and does not currently intend to pay dividends. Earnings will be retained to finance operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management Discussion and Analysis, relating to the Company's consolidated financial statement for the fiscal years ended December 31, 2003 and December 31, 2002, is contained in Imperial's *2003 Annual Report* under the heading of *Management's Discussion and Analysis,* and is incorporated herein by reference.

MARKET FOR SECURITIES

The common shares of Imperial are listed on The Toronto Stock Exchange under the trading symbol 'III'.

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The directors and officers of Imperial are as follows:

Name & Municipality of Residence	*Current Position with Imperial*	*Director Since*	*Present Principal Occupation or Employment for Previous Five Years*
Pierre Lebel (1/2/3) North Vancouver, BC	Director & Chairman	Dec 6, 2001	Chairman of Imperial, and prior thereto President of Imperial. Prior thereto President of IEI Energy Inc. (formerly Imperial Metals Corporation).
J. Brian Kynoch (3) Vancouver, BC	Director & President	Mar 7, 2002	President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of Imperial. Prior thereto Chief Operating Officer & Senior Vice President of IEI Energy Inc. (formerly Imperial Metals Corporation).
Dr. K. Peter Geib (1/2) Frankfurt, Germany	Director	Mar 7, 2002	Chairman, Novis Investitions GmbH, a natural resource and real estate holding company of Frankfurt, Germany.
Larry G.J. Moeller (1/2/3) Calgary, AB	Director	Mar 7, 2002	Vice President, Finance, Edco Financial Holdings Ltd., a private company.
Andre Deepwell Burnaby, BC	Chief Financial Officer & Corporate Secretary	n/a	Chief Financial Officer & Corporate Secretary of Imperial. Prior thereto Chief Financial Officer & Corporate Secretary of IEI Energy Inc. (formerly Imperial Metals Corporation).
Patrick McAndless Richmond, BC	Vice President, Exploration	n/a	Vice-President, Exploration of Imperial. Prior thereto Vice-President, Exploration of IEI Energy Inc. (formerly Imperial Metals Corporation).
Kelly Findlay North Vancouver, BC	Treasurer	n/a	Treasurer of Imperial. Prior thereto Treasurer of IEI Energy Inc. (formerly Imperial Metals Corporation). Prior thereto Accountant with Burridge & Associates, Chartered Accountants from March 1998 to November 2000.

(1) *Audit Committee*
(2) *Compensation Committee*
(3) *Corporate Governance & Nominating Committee*

Each director will hold office until the next Annual Meeting (June 4, 2004) of the shareholders of Imperial or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of Imperial.

The percentage of common shares of Imperial beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of Imperial as a group was 4.8% as at April 28, 2004.

Corporate Cease Trade Orders or Bankruptcies

All of the officers and directors of the Company were officers and directors of IEI Energy Inc. when it voluntarily reorganized its debt and equity under a Plan of Arrangement (the "Plan") pursuant to the *Company Act* (British Columbia) and the *Companies' Creditors Arrangement Act* (Canada) in 2002. The Plan was approved by creditors and shareholders of IEI Energy Inc. on March 7, 2002 and by the Supreme Court of British Columbia on March 8, 2002 and implemented in April 2002. Refer to the management proxy and information circular on the SEDAR website (www.sedar.com) for IEI Energy Inc.

Conflicts of Interest

Certain of the Company's directors and officers also serve as directors or officers of other companies or have significant shareholdings in other companies, as a result of which they may find themselves in a position where their duty to another company conflicts with their duty to the Company. To the extent that such other companies may participate in ventures in which the Company may participate, the directors or officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the Board, a director who has such a conflict will disclose the nature and extent of his interest to the meeting and abstain from voting in respect of the matter.

ADDITIONAL INFORMATION

Imperial will provide, upon request to the Corporate Secretary of the Company, at Suite 200 – 580 Hornby Street, Vancouver, BC V6C 3B6:

(a) when the securities of Imperial are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

    (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;
    (ii) one copy of the comparative financial statements of the issuer for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the issuer that have been filed, if any, for any period after the end of its most recently completed financial year;
    (iii) one copy of the information circular of the issuer in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and
    (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not described under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that Imperial may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of Imperial.

Additional information, including details as to directors' and officers' remuneration, principal holders of Imperial shares, options to purchase Imperial shares and certain other matters is contained in the Company's Management Information Circular dated April 28, 2004. Additional financial information is provided in Imperial's consolidated financial statements for its year ended December 31, 2003 included in the 2003 Annual Report.

Copies of documents noted above and other disclosure documents may also be examined and/or obtained through the internet by accessing the Company's website at **www.imperialmetals.com** or by accessing the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at **www.sedar.com.**

82-34714

Imperial Metals

First Quarter Report

For the Three Months Ended March 31, 2004

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6
Tel: 604.669.8959 Fax: 604.687.4030 Website: www.imperialmetals.com

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

To Our Shareholders

Financial Results

Imperial ended the first quarter period at March 31, 2004 in a strong financial position with $9.0 million in working capital, including $8.8 million in cash. The funds are being invested in exploration and preparation of the Mount Polley mine for resumption of operations.

The Company's comparative financial results for the three months ended March 31, 2004 and March 31, 2003 are summarized below and discussed in detail in the attached Management's Discussion and Analysis. Reduced revenues are the result of a change in the method of accounting for the operations of Imperial's 50% owned Huckleberry Mines Ltd.

(unaudited)	March 31, 2004	March 31, 2003 *(Restated)*
Revenues	$296,000	$13,376,000
Net Loss	$697,000	$393,000
Net Loss Per Share	$0.03	$0.02
Cash Flow [(1)]	$(530,000)	$(576,000)
Cash Flow Per Share [(1)]	$(0.02)	$(0.03)

Mount Polley

During the first quarter of 2003, drilling continued at Mount Polley with three drill rigs in operation. By quarter end, 52 drill holes totaling 11,742 metres had been completed at the Northeast Zone. Detailed drilling of the Northeast Zone has so far confirmed the zone over a strike length of 325 metres. The weighted average grade of the significant intercepts reported in the zone is 1.09% copper, 0.37 g/t gold and 7.71 ppm silver.

Intensive exploration continues in the vicinity of the Northeast Zone. In addition to drilling, work on a 30 line kilometre pole-dipole induced polarization (IP) survey, conducted at 50 metre intervals, continued into the second quarter. Also, lines have been cleared at 100 metre intervals to allow for a series of linear trenches to be excavated to cover the same area as the IP survey. Information from both the IP survey and the trenching is being used to guide drilling in the Northeast Zone.

The Surveyor General Branch of British Columbia approved a legal survey of the PM-8 Mineral Claim on which the Northeast Zone is located. This survey expanded PM-8 Mineral Claim which now incorporates a portion of a known mineral resource previously thought to be located northwest of PM-8, on an adjacent claim held by an unrelated party. Now that ownership has been clarified, additional exploration activities will be carried out in this area.

At the Bell Zone, 30 drill holes totaling 5,981 metres have been completed. This work was successful in expanding the zone to depth and confirming grades within this zone.

Drilling at Springer continued with a total of 12 drill holes being completed to date. Assays have shown that a significant body of copper-gold mineralization is located beneath the reserve outlined by previous drilling.

[(1)] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

Imperial is taking all required steps to restart mining operations as soon as possible. A mining plan, including the results from the 2003 and 2004 drilling in the Northeast, Bell and Springer zones, is in preparation. Completion is scheduled for the end of June 2004. With both the Bell and Springer zones permitted for production, additional permitting will only be required for the Northeast Zone. Preliminary metallurgical testwork on the Northeast Zone indicates that the flotation recoveries from this zone will be better than the recoveries obtained from the Cariboo, Bell and Springer zones.

Sterling
Permitting is in progress for a planned new portal and underground ramp to access the 144 Zone at the Sterling mine near Beatty, Nevada. Work could begin as early as the second quarter of 2004. Exploration activities may include drilling a number of targets identified on the northern claims leased in 2003.

Huckleberry Mine
Imperial holds a 50% interest in the Huckleberry copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia. Production statistics for the first quarter are provided below.

Production Statistics	Three Months Ended March 31	
(unaudited)	2004	2003
Ore milled (tonnes)	1,566,100	1,723,600
Ore milled per calendar day (tonnes)	17,210	19,151
Ore milled per operating day (tonnes)	19,079	20,682
Grade (%) – Copper	0.495	0.538
Grade (%) – Molybdenum	0.013	0.011
Recovery (%) – Copper	87.0	86.8
Recovery (%) – Molybdenum	18.6	25.0
Copper produced (lbs)	14,868,000	17,742,000
Molybdenum produced (lbs)	81,310	106,990

Outlook
The top priority of the Company is the Mount Polley project. Exploration continues with mapping, trenching, geophysical surveys and drilling. Along with exploration work, mine design and permitting is being completed with the aim of restarting operations.

Brian Kynoch
President

Imperial Metals

Management's Discussion & Analysis

Overview

During the quarter ended March 31, 2004 the Company continued with exploration at Mount Polley while making preparations to restart the Mount Polley mine. These activities are expected to intensify during 2004 in order to achieve restart of the mine and continue with systematic exploration of the Mount Polley property.

The management of Huckleberry Mines Ltd. ("Huckleberry") was restructured on December 1, 2003, resulting in a change in basis of accounting for Huckleberry, from proportionate consolidation basis to equity basis. This improved the Company's Balance Sheet by eliminating the large debt associated with Huckleberry. All of the assets and liabilities of Huckleberry previously recorded on a line by line basis were removed from Imperial's consolidated balance sheet. Instead, balance sheets after December 1, 2003 record the Company's investment in Huckleberry as a single line item under Share of Deficit and Advances to Huckleberry.

The statement of income for the year 2003 includes eleven months of Huckleberry on the proportionate consolidation basis and one month on the equity basis. This change in method of accounting for Huckleberry results in large variances between the March 2004 and the March 2003 quarters and markedly affects comparison of financial position and operations.

The Company's revenue subsequent to November 1, 2003, consists of management fee revenues from Huckleberry, interest income on cash and reclamation bonds, and other miscellaneous revenues, including equipment rental revenue. Other revenues may fluctuate significantly from quarter to quarter. Equipment rental revenue ceased by March 31, 2004 and other miscellaneous revenue is expected to continue into the June 2004 quarter. Revenue from these two sources thereafter is likely to be minimal.

At March 31, 2004 the financial position of the Company continues to be strong with $9.0 million in working capital, including $8.8 million in cash. The Company is investing these funds in exploration and preparing the Mount Polley mine for resumption of operations. The Company is also actively assessing other opportunities for growth through exploration and development.

The reporting currency of the Company is the Canadian Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. The comparative results for each quarter to December 31, 2003 and the annual results for the year ended December 31, 2003 have been restated for changes in accounting policies as described under the heading "Changes in Accounting Policies".

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of May 11, 2004. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Imperial Metals

Developments During the March 2004 Quarter

Exploration and General

The Company's primary focus in the March 2004 quarter and currently is the exploration at Mount Polley. Drilling continues to provide encouraging results and the Company is preparing a study for the reopening of the Mount Polley mine. This study will include revised pit designs for the Bell and Springer Zones, based on the new drilling in these zones, and development of a new pit in the Northeast Zone. This work is funded by the $10.0 million bought deal private placement financing that closed in December 2003.

Copper prices continued to rise in the March 2004 quarter to a high of US$1.41 per pound, a nine year high. Subsequent to March 31, 2004 copper prices have declined from this high and are currently averaging US$1.25 per pound. The US Dollar was relatively steady during the March 31, 2004 quarter closing slightly stronger at March 31, 2004 compared to December 31, 2003. Subsequent to March 31, 2004 the US Dollar became significantly stronger again recovering much of the loss of the year 2003. Increases in the price of copper and the strengthening of the US Dollar versus the Canadian Dollar favourably impact Huckleberry's financial results. However, increases in the US Dollar/Canadian Dollar exchange rate increases Huckleberry's long term debt in Canadian dollars as Huckleberry long term debt is denominated in US Dollars.

Larger scale testing of new heap leaching technology to improve copper recoveries from oxidized copper mineralization contained in the Springer Zone at Mount Polley continued in the quarter with results expected to be reported later this year.

Huckleberry Mines Ltd.

The net income of the Company is primarily dependent on the results of Huckleberry, the Company's 50% equity accounted operating mine. Notes 3 and 5 to the unaudited interim consolidated financial statements of the Company discloses the impact of Huckleberry on the financial position and results of operations of Imperial.

Huckleberry's income for the three months ended March 31, 2004 was effectively nil compared to net income of $2.5 million in the prior year's comparative period. Although Huckleberry's operating income increased to $1.5 million in the 2004 quarter on lower copper shipments at significantly higher copper prices, a $1.5 million loss on foreign exchange on long term debt in the current quarter reduced final net income to nil. In the 2003 quarter a $6.1 million operating loss was more than offset by a $8.6 million foreign exchange gain on long term debt as a result of the weakening US Dollar generating net income of $2.5 million in the quarter. Imperial's share of this net income is 50%. Shipment levels in the March 31, 2004 quarter were 42% below the level recorded in the March 31, 2003 quarter as a result of the timing of ships and harder ore, which reduced production and ore available for shipment. Shipment levels are expected to be closer to plan for the balance of the year 2004.

At the end of 2003 it was estimated that Huckleberry's mine life would end in early 2007. As a result of the increase in copper prices Huckleberry is reevaluating its reserves to determine how much additional copper can be produced at these higher price levels. The additional ore that could be added as a result of this evaluation may not be substantial because of the geometry of the ore body and the topography of the site. The planned daily throughput is being reduced marginally to allow for changes in the hardness of the ore.

The Company owns 50% of Huckleberry, however all debt and other obligations of Huckleberry are non recourse to Imperial. Imperial holds $2.5 million of senior ranking Huckleberry debt.

If copper prices and exchange rates in effect at March 31, 2004 continue throughout the year 2004, Huckleberry will generate sufficient cash to make partial loan interest and principal payments. Debt, including Imperial's $2.5 million senior ranked debt, due on June 30, 2004 totals approximately $88.2 million based on exchange and interest rates at March 31, 2004. The major lenders have been extending the due date of these loans since January 1, 2002. The timing of loan repayments will depend on the rate that cash can be generated and will only be considered after providing for a cash reserve.

Huckleberry has not yet been able to complete a restructuring of its loan payment schedule and continues to discuss a revised payment schedule with its major lenders. The outcome of these negotiations continues to be uncertain and could result in Imperial losing its interest in Huckleberry. The ongoing operations of the Company would not be materially affected if Imperial lost its 50% interest in Huckleberry. Note 3 to the consolidated financial statements of the Company provides further information on the financial position of Huckleberry.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2003.

Critical Accounting Policies

The critical accounting policies affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2003. New accounting standards for future site restoration costs were adopted by the Company as of January 1, 2004 with the financial statements of prior periods being restated. Refer to Note 2 of the unaudited consolidated financial statements for the three months ended March 31, 2004 for details of the impact of these changes on the operations and financial position of the Company.

Changes in Accounting Policies

The Company has adopted a number of new accounting standards effective January 1, 2004. These include:

(a) Future Site Reclamation Costs
New accounting recommendations from the Canadian Institute of Chartered Accountants for future site reclamation costs were adopted by the Company effective January 1, 2004. Prior to January 1, 2004 future site reclamation costs were accrued and charged to operations over the estimated life of each mine. Under the new accounting recommendations the Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the work to be carried out. Refer to Note 2(a) of the unaudited interim consolidated financial statements of the Company for further details.

(b) Share Based Compensation
The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants for share based compensation effective January 1, 2004. To December 31, 2003 the Company's reporting has been in accordance with the new recommendations except that the Company had only been providing the information in a note to its financial statements and not recording the effects in its consolidated financial statements. Under the new recommendations the fair value of the options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. Refer to Note 2(b) of the unaudited interim consolidated financial statements of the Company for further details.

(c) Hedging Relationships
The Canadian Institute of Chartered Accountants has issued new accounting recommendations for the treatment of certain derivative financial instruments which establishes new criteria for hedge accounting. These must be applied effective January 1, 2004. The new guideline requires the Company to document hedging transactions and explicitly demonstrate the effectiveness of the hedges in order to qualify for certain accounting treatment for hedges utilizing financial derivatives. Derivative financial instruments that do not qualify for hedge accounting are required to be marked to market each period with changes in the fair value of the derivative instruments recorded in operations as unrealized gains or losses.

The Company, inclusive of Huckleberry, did not have any financial derivatives during the three months ended March 31, 2004 and therefore there was no impact on the financial statements for this period. This could change as Huckleberry's management may enter into derivative instruments in the future. Also, the Company may enter into derivative instruments with the reopening of the Mount Polley mine. Prior to entering into any financial derivatives the Company, including Huckleberry, will review the new accounting standard and consider whether it should be adopted.

Results of Operations for the Three Months Ended March 31, 2004 Compared to the Three Months Ended March 31, 2003

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2004 and the audited consolidated financial statements of the Company for the year ended December 31, 2003.

Financial Results

Overview

Operating revenues declined to $0.3 million in the three months ended March 31, 2004 from $13.4 million in the three months ended March 31, 2003. The 2004 revenues exclude the Huckleberry mine due to the change in basis of accounting effective December 1, 2003. Excluding Huckleberry in the 2003 period, revenue increased marginally in 2004 over the revenue in the 2003 quarter.

In the three months ended March 31, 2004 Imperial incurred a net loss of $0.7 million ($0.03 per share) compared to a net loss of $0.4 million ($0.2 per share) in the prior year.

The financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income totaled nil in the three months ended March 31, 2004 compared to income of $1.3 million in the 2003 period. The 2003 income from Huckleberry included a $4.4 million foreign exchange gain on long term debt. After inclusion of a one time $0.7 million loss on sale of the Company's subsidiary, Similco Mines Ltd. and holding costs for properties on care and maintenance and other costs, the Company recorded a net loss of $0.4 million in the March 2003 quarter. The loss in the March 2004 quarter was primarily from the reduced contribution to income from Huckleberry and the absence of the loss on sale of the subsidiary.

The Company, exclusive of equity income from Huckleberry, does not expect to return to profitable operations in 2004 as the Company has property holding and general and administration costs in excess of its revenues.

Imperial expects to record $3.6 million in equity losses from Huckleberry Mines Ltd. during 2004 based on a copper price of US$1.20 per pound, a US/Cdn Dollar exchange rate of $1.30 and the current mine plan for the Huckleberry mine. Imperial's share of equity income from Huckleberry for the year 2004, excluding foreign exchange gains or losses on long term debt, would change for key indicators as follows:

If the Copper price changes by US$0.01 per pound	$370,000
If the Gold price changes by US$10 per ounce	$ 59,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$519,000
If the US Dollar LIBOR rate changes by 1%	$538,000
If the Canadian Bank Prime Rate changes by 1%	$148,000

A US$0.01 change in the US/Cdn Dollar Exchange Rate on Huckleberry long term debt impacts Imperial's 50% equity income by $433,000.

The financial future of Huckleberry is at the discretion of its lenders who continue to work with Huckleberry and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues and production costs represent the 50% proportionate share of Huckleberry operations for the three months ended March 31, 2003. The Company had no mineral revenues or production costs in the March 2004 quarter however the net effect of Huckleberry's operations are now included in equity income.

Mineral Property Holding Costs
Mineral property holding costs were steady at $0.8 million in each of the March 31, 2004 and March 31, 2003 quarters. These costs represent the site holding costs and costs related to equipment rental and custom processing operations.

Interest Expense
Interest expense on long term debt decreased to $0.1 million in the 2004 quarter from $0.9 million in 2003. Interest costs on long term debt in 2004 only include the accretion of interest on the non recourse debt owed on the Mount Polley mine.

Foreign Exchange on Long Term Debt
Foreign exchange movements on US Dollar denominated long term debt all relate to Huckleberry. During the three months ended March 31, 2003 the Cdn Dollar strengthened significantly against the US Dollar resulting in a gain of $4.4 million in that quarter.

Loss on Sale of Subsidiary
In the March 2003 quarter the Company sold its subsidiary, Similco Mines Ltd, at a loss of $0.7 million.

Other Income
Other income in the March 2004 quarter includes a $0.2 million gain on sale of marketable securities compared to a loss of $0.1 million in the March 2003 quarter comprised of other expenses.

Liquidity & Capital Resources

Cash Flow from Operations
The Company recorded net loss of $0.7 million in the March 2004 quarter compared to net loss of $0.4 million in 2003 quarter. Cash flow applied to operations improved slightly to $0.5 million in the March 2004 quarter from $0.6 million in the prior year.

Working Capital
Working capital at March 31, 2004 declined to $9.0 million from $11.0 million at December 31, 2003 as the Company spent $1.6 million on mineral property additions. The balance of the decline was for funds spent on mineral property holding costs, net of all other revenues and costs.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures were nil in March 31, 2004 quarter versus $1.1 million in March 2003 quarter. The expenditures in the March 2003 quarter were primarily for Huckleberry mine ongoing capital projects totaling $1.1 million.

Exploration expenditures were $1.6 million in March 2004 quarter compared to $0.3 million in March 2003 quarter. Increased expenditures in 2004 were for continued drilling at Mount Polley. Expenditures in 2003 were primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the year 2004 is expected to be in excess of $7.0 million, with $5.0 million budgeted for exploration and development work at Mount Polley, $2.0 million for a decline ramp at Sterling and the balance for Nak and other exploration properties. To March 31, 2004 expenditures at Mount Polley were slightly ahead of budget with no funds yet committed for the exploration at Sterling or Nak.

During the three months ended March 2003 the Company continued to reduce its holdings of projects it does not consider key to its future. In February 2003 the Company sold the Similco mine which ceased operations in 1996. Certain property, plant and equipment and real estate assets associated with the Similco mine were retained by the Company for use in its other mining operations or future sale, significantly increasing the cash expected to be realized from the sale of the Similco mine.

Proceeds from the sale of Similco and surplus mine equipment assets totaled $0.4 million in the three months ended March 31, 2003.

Debt and Other Obligations

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial.

The contractual obligations of the Company as of March 31, 2004 are in accordance with the schedule included in the MD&A for the year ended December 31, 2004. There have been no significant changes during the three months ended March 31, 2004.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and equity financings, when appropriate.

Imperial Metals

Selected Quarterly Financial Information

	Three Months Ended			
	March 31 2004	December 31 2003 *(Restated)*	September 30 2003 *(Restated)*	June 30 2003 *(Restated)*
Total Revenues [1]	$295,857	$9,585,684	$13,338,499	$10,870,260
Foreign exchange gain (loss) on Huckleberry debt [2]	$ -	$2,355,946	$72,122	$4,712,718
Writedown of mineral properties	$ -	-	$(1,525,937)	-
Equity Income (Loss) from Huckleberry	$(22,440)	$1,079,658	-	-
Net Income (Loss)	$(696,933)	$3,408,431	$(2,827,673)	$1,593,006
Net Income (Loss) per share	$(0.03)	$0.14	$(0.13)	$0.08
Diluted Income (Loss) per share	$(0.03)	$0.14	$(0.13)	$0.08
Cash Flow [3]	$(530,155)	$1,405,599	$1,755,349	$(24,170)
Cash Flow per share [3] [4]	$(0.02)	$0.06	$0.08	$0.00
Average LME cash settlement copper price/lb in US$	$1.239	$0.934	$0.795	$0.744
Average US/Cdn$ exchange rate	1.318	1.316	1.380	1.398
Period end US/Cdn$ exchange rate	1.311	1.292	1.350	1.355

	Three Months Ended			
	March 31 2003 *(Restated)*	December 31 2002 *(Restated)*	September 30 2002 *(Restated)*	June 30 2002 *(Restated)*
Total Revenues	$13,376,342	$9,005,075	$11,806,455	$13,049,027
Foreign exchange gain (loss) on Huckleberry debt [2]	$4,403,428	$241,822	$(2,630,002)	$2,918,308
Writedown of mineral properties	-	$(8,116,629)	$(5,053,885)	-
Net Income (Loss)	$(392,815)	$(10,771,522)	$(10,173,998)	$387,606
Net Income (Loss) per share	$(0.02)	$(0.68)	$(0.65)	$0.02
Diluted Income (Loss) per share	$(0.02)	$(0.68)	$(0.65)	$0.02
Cash Flow [3]	$(576,280)	$888,859	$585,764	$(447,702)
Cash Flow per share [3] [4]	$(0.03)	$0.06	$0.04	$(0.03)
Average LME cash settlement copper price/lb in US$	$0.755	$0.705	$0.688	$0.731
Average US/Cdn $ exchange rate	1.510	1.570	1.563	1.554
Period end US/Cdn $ exchange rate	1.469	1.580	1.586	1.519

(1) Total revenues for the three months ended December 31 include only two months of revenue from Huckleberry due to the change in basis for accounting for Huckleberry effective December 1, 2003.

(2) In order to provide the reader with a better understanding of the effect of changes in the US/Cdn Dollar on the net income of the Company to December 31, 2003, foreign exchange gain (loss) on debt shown above includes the amounts from Huckleberry recorded on both the proportionate consolidation basis to November 30 and on the equity basis for the month of December.

(3) Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

(4) The sum of the quarterly Cash Flow per share does not equal the annual total due to timing of share issuances during the year.

Related Party Transactions

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions and disclosed in Note 12 to the consolidated financial statements for the year ended December 31, 2003.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial. Effective December 1, 2003

Imperial receives consulting fees for its services pursuant to a new consulting agreement however, there is no obligation to provide any staff, as mine operations are now managed totally by Huckleberry.

The Company has a $2.5 million senior ranked loan receivable from Huckleberry originating from the 1999 financial restructuring of Huckleberry. At December 31, 2003 all interest due on the loan had been paid. Future payments of interest and principal are dependant on Huckleberry's cash flow.

During the quarters ended March 31, 2004 and March 31, 2003 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. During 2003 and 2004 Huckleberry acquired mobile mining equipment to replace the equipment rented from the Company and therefore rentals ceased in early 2004. Rental revenue earned by the Company from Huckleberry was under $0.1 million in the three months ended March 31, 2004 and slightly over $0.1 million in three months ended March 31, 2003.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com*.

As of May 11, 2004 the Company had 25,642,764 common shares outstanding. On a diluted basis the Company had 27,761,264 common shares outstanding.

Outlook

For the remainder of the year 2004 the Company is focused on increasing resources and proving mineable reserves at Mount Polley and planning for restart of operations. The Company has committed a minimum of $8.2 million in funding for drilling, exploration and other pre-development expenditures to achieve this objective. Additional staff have been employed to reopen the Mount Polley mine and to undertake the work required to obtain permits for the Northeast Zone and bring this zone into production.

In addition to this major objective for 2004 the Company intends to follow up on the discovery made at Sterling with a US$2.0 million budget that includes an underground ramp to access the area of the new discovery and further surface and underground drilling to test the extent of the mineralization. This work is likely to commence in mid 2004 and is expected to take about 12-16 months to complete. At Sterling the Company also intends to drill test targets identified on the property just north of Sterling acquired by lease in 2003.

In early 2004 Huckleberry approved a budget of $0.5 million to explore for additional ore near the existing Huckleberry mine in an effort to extend the mine life beyond 2007.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. In March 2004 the Company optioned an exploration property in northern British Columbia on which it plans to spend a portion of the $0.3 million budget to drill test prospective targets.

Imperial Metals

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	March 31 2004	December 31 2003 (Note 2)
ASSETS		
Current Assets		
Cash and cash equivalents	$8,814,714	$11,188,135
Marketable Securities [Market value - $852,154 (Dec 31/03 - $561,454; Mar 31/03 $1,426,405)]	542,472	358,754
Accounts receivable	816,992	539,292
	10,174,178	12,086,181
Mineral Properties	12,472,136	10,954,868
Future Site Reclamation Deposits	2,131,851	2,106,561
Other Assets	144,737	144,626
	$24,922,902	$25,292,236
LIABILITIES		
Current Liabilities		
Accounts payable and accrued charges	$1,212,064	$1,050,106
Current portion of limited recourse long term debt	-	-
	1,212,064	1,050,106
Limited Recourse Long Term Debt and Accrued Interest	5,948,138	5,891,809
Future Site Reclamation Costs	2,617,331	2,558,196
Equity Share of Deficit and Advances to Huckleberry Mines Ltd. (Note 3)	23,769,990	23,747,550
	33,547,523	33,247,661
CAPITAL DEFICIENCY		
Share Capital (Note 4)	14,425,893	14,427,459
Contributed Surplus (Note 2(b))	204,758	-
Deficit	(23,255,272)	(22,382,884)
	(8,624,621)	(7,955,425)
	$24,922,902	$25,292,236

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the Three Months Ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003 *(Note 2)*
REVENUES		
Mineral, net of royalties	$ -	$13,087,406
Management fees	75,000	93,750
Interest income	97,182	59,015
Other	123,675	136,171
	295,857	13,376,342
EXPENSES		
Mineral production, treatment and transportation	-	12,848,286
Mineral property holding costs	803,982	785,903
Interest accretion on future site restoration costs	45,115	95,197
Depletion, depreciation and amortization	16,584	2,407,717
Administration	277,216	215,277
Share based compensation	29,303	-
Interest on long term debt	56,329	891,770
Foreign exchange (gain) on long term debt	-	(4,403,428)
Other foreign exchange (gain) loss	(7,393)	98,605
	1,221,136	12,939,327
OPERATING (LOSS) INCOME	(925,279)	437,015
Equity loss in Huckleberry Mines Ltd. (Note 3)	(22,440)	-
Loss on sale of subsidiary	-	(675,354)
Other	224,220	(101,976)
LOSS BEFORE TAXES	(723,499)	(340,315)
Income and mining taxes (recovery)	(26,566)	52,500
NET LOSS	(696,933)	(392,815)
Deficit, Beginning of Period as previously reported	(23,634,966)	(27,010,516)
Adjustment for change in accounting policy for future site restoration costs (Note 2(a))	1,252,082	2,846,683
Adjustment for change in accounting policy for share based compensation (Note 2(b))	(175,455)	-
Deficit, End of Period	$(23,255,272)	$(24,556,648)
Basic and Diluted Loss Per Share	$0.03	$0.02

Supplemental Disclosure of Outstanding Shares

	May 11, 2004	*March 31, 2004*
Common shares outstanding	25,620,889	25,744,764
Diluted common shares outstanding	27,761,264	27,761,264

Imperial Metals

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003 *(Note 2)*
OPERATING ACTIVITIES		
Net (loss)	$(696,933)	$(392,815)
Items not affecting cash flows		
Depletion, depreciation and amortization	16,584	2,407,717
Share based compensation	29,303	-
Interest accretion on future site restoration costs	45,115	95,197
Equity loss in Huckleberry Mines Ltd.	22,440	-
Loss on sale of subsidiary	-	675,354
Foreign exchange gain on long term debt	-	(4,403,428)
Accrued interest on long term debt	-	820,516
Future income taxes	(26,566)	-
Other	79,902	221,179
	(530,155)	(576,280)
Net change in non-cash operating balances	(299,460)	(567,808)
Cash used in operating activities	(829,615)	(1,144,088)
FINANCING ACTIVITIES		
Issue of shares for cash	25,000	1,249,213
Cash provided by financing activities	25,000	1,249,213
INVESTMENT ACTIVITIES		
Acquisition and development of mineral properties	(1,561,537)	(1,056,655)
Proceeds on sale of subsidiary, net of cash	-	115,223
Other	(7,269)	9,919
Cash used in investment activities	(1,568,806)	(931,513)
DECREASE IN CASH AND CASH EQUIVALENTS	(2,373,421)	(826,388)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,188,135	2,591,585
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,814,714	$1,765,197
SUPPLEMENTAL INFORMATION		
Interest expense paid	$413	$656
Taxes paid	$ -	$138,568

Imperial Metals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2004

(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except for the changes in accounting policies as disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These unaudited interim consolidated financial statements assume the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Property holding and operating costs, and exploration and administration costs are expected to be in excess of revenues until the restart of the Mount Polley mine or until the Company achieves commercial production from its other mineral properties. In the interim, the Company's ability to continue as a going concern is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities when they become due. At March 31, 2004 the Company had substantial cash resources, however additional financing will be required to develop its mineral properties to commercial production and to finance operations of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2004
(Unaudited – Prepared by Management)

2. CHANGES IN ACCOUNTING POLICIES

(a) Future Site Reclamation Costs

Effective January 1, 2004 the Company adopted the new accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company's mineral properties. Under this standard, future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based on a units of production method. Previously the estimated costs for reclamation of producing mineral properties were accrued and charged to operations over commercial production using the units of production method based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing mineral properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated.

This change in accounting policy has been adopted retroactively, resulting in the following changes:

	December 31, 2003
Balance Sheet	*Increase (Decrease)*
Future site restoration costs	$(1,049,792)
Share of Deficit and Advances to Huckleberry Mines Ltd.	$(202,290)
Deficit	$(1,252,082)

	Year Ended December 31, 2003	Three Months Ended March 31, 2003
Income Statement	*Increase (Decrease)*	*Increase (Decrease)*
Depletion, depreciation and amortization	$86,668	$23,637
Interest accretion on future site restoration costs	$285,371	$95,197
Other foreign exchange	$120,183	$47,768
Equity income from Huckleberry Mines Ltd.	$62,672	$ -
Loss on sale of subsidiary	$1,165,051	$1,165,051
Net Income	$(1,594,601)	$(1,331,653)

(b) Stock Based Compensation

Prior to January 1, 2004 the Company did not use the fair value based method to account for stock based compensation to employees and directors, however it disclosed the proforma effect of using a fair value based method for such stock based compensation in the notes to its financial statements. Effective January 1, 2004 the Company has adopted, without restatement of prior periods, the fair value based method to account for such stock based compensation to employees and directors. Compensation expense is determined when stock options are issued and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. The cumulative effect of the compensation expense for employees and directors incurred in the period from January 1, 2002 to December 31, 2003 totals $175,455 and has been charged to deficit on January 1, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2004
(Unaudited – Prepared by Management)

3. EQUITY SHARE OF DEFICIT AND ADVANCES TO HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The balance of the equity share of deficit and advances to Huckleberry represents two components of the Company's investment in Huckleberry: a $2.5 million senior ranking advance repayable to the Company; and the Company's 50% share of Huckleberry's deficit. The Company's financial exposure to Huckleberry is limited to its $2.5 million advance. The Company has no obligation to fund any of Huckleberry's operations, debt or deficit.

Prior to December 1, 2003 the Company had joint control of Huckleberry and accounted for Huckleberry as an incorporated joint venture and recognized its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements (Note 5).

Pursuant to an agreement dated December 1, 2003, the Company and the shareholders of Huckleberry restructured the management of the Huckleberry Mine such that the mine is now operated by Huckleberry and Imperial has relinquished certain elements of joint control and been released from all liability under the terms of a prior management agreement between Huckleberry and Imperial. As a result of this restructuring, the Company on December 1, 2003 ceased recording the results of operations and financial position of Huckleberry on a proportionate consolidation basis and commenced accounting for its interest in Huckleberry using the equity method.

The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,327,208 as a deferred credit in the Company's balance sheet. This deferred credit will be realized if the Company sells its interest in Huckleberry or to the extent that any subsequent equity earnings of Huckleberry reduce the Company's share of this deficit. The Company continues to have significant influence on Huckleberry and acts in an advisory capacity on mine operations.

The Company's share of deficit and advances to Huckleberry is comprised of the following:

Loan receivable with interest calculated at bank prime rate plus 1.2%, secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 15th and December 15th of each year and are subject to available cash flow.	$2,500,000
Equity Share of deficit of Huckleberry at December 1, 2003 as previously reported, the date of restructuring of management of Huckleberry.	(27,466,826)
Effect of change on deficit of Huckleberry at December 1, 2003 as a result of the retroactive change in accounting policy for future site restoration costs (Note 2(a)).	139,618
Balance, December 1, 2003, as restated	(24,827,208)
Equity income for the month of December 2003 as previously reported	1,016,986
Effect on equity income for December 2003 as a result of the retroactive change in accounting policy for future site restoration costs (Note 2(a))	62,672
Balance, December 31, 2003, as restated	(23,747,550)
Equity (loss) for the period January 1 to March 31, 2004	(22,440)
Balance, March 31, 2004	$(23,769,990)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2004
(Unaudited – Prepared by Management)

Summarized financial information for Huckleberry is as follows:

Balance Sheet	March 31 2004	December 31 2003 *(Note 2(a))*
Current Assets		
Cash	$8,151,013	$2,888,654
Other current assets	15,791,910	15,892,075
	23,942,923	18,780,729
Mineral property	65,890,860	69,599,795
Future site restoration deposits and other	959,434	809,227
	$90,793,217	$89,189,751
Current Liabilities		
Accounts payable and other current liabilities	$4,908,850	$5,856,691
Current portion of long term debt and accrued interest and capital lease obligations	81,504,972	79,579,389
	86,413,822	85,436,080
Long term debt and accrued interest and capital lease obligations	54,077,406	53,456,465
Future site restoration costs and other long term liabilities	2,887,455	2,837,793
	143,378,683	141,730,338
Share Capital	57,595,611	57,595,611
Deficit	(110,181,077)	(110,136,198)
	(52,585,466)	(52,540,587)
	$90,793,217	$89,189,751

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003 *(Note 2(a))*
Statement of Income (Loss)		
Revenues	$30,434,832	$26,186,324
Expenses	30,479,711	23,682,470
Net Income (Loss)	$(44,879)	$2,503,854
Statement of Cash Flows		
Operating activities	$5,869,769	$(28,099)
Financing activities	(93,493)	-
Investment activities	(513,917)	(2,187,388)
Increase (decrease) in cash and cash equivalents	$5,262,359	$(2,215,487)

Since 1998 Huckleberry has been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and has been operating under a financial restructuring package whereby payments of principal and interest are dependent on available cash. Huckleberry has been receiving quarterly extensions of the repayment date from the debt holders ("Lenders") with the current extension expiring June 30, 2004.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2004
(Unaudited – Prepared by Management)

Huckleberry's ability to meet or renegotiate its debt obligations as they become due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to Huckleberry's carrying value of assets and liabilities. Such adjustments would not have a material effect on the ongoing operations of the Company as the Company is not contingently liable for any share of the Huckleberry debt. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

4. SHARE CAPITAL

Share Capital

Authorized

50,000,000 First Preferred shares without par value
50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000 Common Shares without par value

Issued and Fully Paid	2004		2003	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	25,494,764	$14,427,459	15,769,411	$2,755,182
Issued for cash, net of issue costs of nil (2003 - $130,601)	50,000	25,000	3,942,353	1,249,263
Future income tax effect of flow through share expenditures	-	(26,566)	-	-
Balance, end of period	25,544,764	$14,425,893	19,711,764	$4,004,445

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007. On April 30, 2003 the Company granted to an employee options to purchase 15,000 shares at an exercise price of $0.50 per share. These share options have a term of four years and three months and expire in 2007. On March 12, 2004 the Company granted to employees options to purchase 30,000 shares at an exercise price of $6.80 per share. These options have a term of five years and nine months and expire in 2009.

Had the Company followed the fair value method of accounting prior to January 1, 2004, the Company would have recorded a compensation expense of $30,236 in respect of these share options for the three months ended March 31, 2003. Proforma earnings information for the three months ended March 31, 2003 determined under the fair value method of accounting for stock options is as follows:

Net Loss	
As restated	$392,815
Proforma compensation expense	30,236
Proforma Net Loss as restated	$423,051
Basic and diluted loss per share	
As restated	$0.02
Proforma	$0.02

The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Date options issued	March 12, 2004	April 30, 2003	July 22, 2002
Estimated fair value per share	$4.00	$0.29	$0.22
Dividend yield	0%	0%	0%
Risk free interest rate	2.33%	4.09%	4.30%
Expected life	5.73 years	4.23 years	5 years
Expected volatility	68%	75%	55%

Forfeitures of options are accounted for in the period of forfeiture.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's share option plan as of March 31, 2004 and changes during the three months then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	1,065,000	$0.50
Granted	30,000	$6.80
Exercised	(50,000)	$0.50
Lapsed	(5,000)	$0.50
Outstanding at March 31, 2004	1,040,000	$0.50
Options exercisable at March 31, 2004	600,000	$0.50

Imperial Metals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2004
(Unaudited – Prepared by Management)

Share Purchase Warrants

On March 31, 2004 1,176,500 common share purchase warrants were outstanding. Each warrant entitles the holder to acquire one common share of the Company at a price of $5.50 per share until December 1, 2005. After December 1, 2004 the Company is entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 per share for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date.

Subsequent to March 31, 2004, 73,000 common share purchase warrants were exercised with the Company receiving proceeds of $401,500.

5. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry up to December 1, 2003, the date the management of Huckleberry was restructured (Note 3).

	Three Months Ended March 31, 2003 *(Note 2(a))*		
	Huckleberry (50% interest)	Imperial (excluding Huckleberry)	Consolidated Total
Statement of Income			
Revenues	$13,093,162	$283,180	$13,376,342
Expenses	11,841,236	1,927,921	13,769,157
Net Loss	$1,251,926	$(1,644,741)	$(392,815)
Statement of Cash Flows			
Cash flow from (applied to) operations	$(732,039)	155,759	$(576,280)
Net change in non cash operating balances	739,088	(1,306,896)	(567,808)
Operating activities	7,049	(1,151,137)	(1,144,088)
Financing activities	-	1,249,213	1,249,213
Investment activities	(1,100,694)	169,181	(931,513)
Increase (decrease) in cash and cash equivalents	$(1,093,645)	$267,257	$(826,388)